Form 10-K405, Exhibit 13
period 1997-12-31
SOLUTIA INC
filed 1998-03-13
CIK 1043382

SOLUTIA INC.
--------------------------------------------------------------------------------

MANAGEMENT REPORT


Management is responsible for the preparation of Solutia Inc.'s consolidated financial statements and all of the related information appearing in this annual report in accordance with generally accepted accounting principles. Where necessary, this information reflects estimates that are based upon currently available information and management's judgments.
   Management is also responsible for maintaining a system of internal accounting controls with the objectives of providing reasonable assurance that Solutia's assets are safeguarded against material loss from unauthorized use or disposition and that authorized transactions are properly recorded to permit the preparation of accurate financial information. Cost/benefit judgments are an important consideration in this regard. The effectiveness of internal controls is maintained by personnel selection and training, division of responsibilities, establishment and communication of policies and ongoing internal review programs and audits.
   Management believes that Solutia's system of internal accounting controls as of December 31, 1997, was effective and adequate to accomplish the objectives described above.


/s/ Robert G. Potter
Robert G. Potter
Chairman and Chief Executive Officer


/s/ Robert A. Clausen
Robert A. Clausen
Senior Vice President and
Chief Financial Officer

February 25, 1998


AUDIT AND FINANCE COMMITTEE REPORT


The Audit and Finance Committee, composed of three nonemployee members of the board of directors, met three times during 1997. The Committee reviews and monitors Solutia's internal accounting controls, financial reports, accounting practices and the scope and effectiveness of the audits performed by the independent auditors and internal auditors. The Committee also recommends to the full board of directors the appointment of Solutia's principal independent auditors, and it approves in advance all significant audit and nonaudit services provided by such auditors. Deloitte & Touche LLP was appointed independent auditor to examine, and to express an opinion as to the fair presentation of, the consolidated financial statements. This report follows.
   The Committee discusses audit and financial reporting matters with representatives of the company's financial management, its internal auditors, and Deloitte & Touche LLP. The internal auditors and Deloitte & Touche LLP meet with the Committee, with and without management representatives present, to discuss the results of their examinations, the adequacy of Solutia's internal accounting controls, and the quality of its financial reporting. The Committee encourages the internal auditors and Deloitte & Touche LLP to communicate directly with the Committee.
   The Audit and Finance Committee also reviews and monitors the company's financial policies, planning and structure so that they will conform to the company's requirements for growth and sound operation.
   The Audit and Finance Committee has reviewed the financial section of this annual report. Pursuant to the recommendation of the Committee, the board of directors has approved the financial section.


/s/ Frank A. Metz Jr.
Frank A. Metz Jr.
Chairman, Audit and Finance Committee


February 25, 1998

SOLUTIA INC.
--------------------------------------------------------------------------------


REPORT OF INDEPENDENT AUDITORS


TO THE STOCKHOLDERS OF SOLUTIA INC.:
We have audited the accompanying statements of consolidated financial position of Solutia Inc. and subsidiaries as of December 31, 1997 and 1996, and the related statements of consolidated income, stockholders' equity (deficit) and cash flow for each of the three years in the period ended
December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Solutia Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.
   As discussed in Note 16 to the financial statements, the company changed its method of accounting for environmental obligations under the Resource Conservation and Recovery Act in 1997.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
St. Louis, Missouri

February 25, 1998

SOLUTIA INC.
--------------------------------------------------------------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
Solutia Inc. is an international producer and marketer of a range of high performance chemical-based materials that are used by its customers to make consumer, household, automotive and industrial products. These products include nylon and acrylic fibers, intermediates, Saflex(R) plastic interlayer, phosphorus derivatives, and specialty chemicals.
   The company's strategic focus is built on four key technology strengths: polymer chemistry, phosphorus chemistry, fiber technology, and process engineering expertise. These technologies are used in various combinations to create value-added products in three operating segments:
*CHEMICALS - comprised of the intermediates, phosphorus derivatives and industrial products business units;
*FIBERS - comprised of carpet fibers, nylon industrial fibers and Acrilan(R) acrylic fibers business units, and;
*POLYMERS & RESINS - comprised of Saflex(R) plastic interlayer, nylon plastics & polymers, resins and polymer modifier business units.
   In 1997, the Chemicals, Fibers and Polymers & Resins segments accounted for approximately 32 percent, 33 percent and 35 percent, respectively, of the company's consolidated net sales. Solutia reported all of these businesses as one segment prior to its adoption of Statement of Financial Accounting
Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective December 31, 1997. The discussion of the company's results that follows has been prepared on the basis of one segment.
As permitted by this new standard, information for years prior to 1997 was not restated to conform to the new disclosure requirements because it was impracticable to do so.
   Prior to September 1, 1997, the businesses that form the company were wholly owned by Monsanto Company ("Monsanto"). On September 1, 1997, Monsanto distributed all of the outstanding shares of common stock of the company as a dividend to Monsanto stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of the company's common stock for every five shares of Monsanto common stock held of record as of August 20, 1997. As a result of the Spinoff on September 1, 1997, the company became an independent publicly-held company listed on the New York Stock Exchange, and its operations ceased to be owned by Monsanto.
   Financial data included in the company's consolidated financial statements for periods prior to the Spinoff were prepared on a combined basis. They reflect an estimate of what the historical assets, liabilities and operations would have been if Solutia had been organized as a separate legal entity, owning certain net assets of Monsanto. Management believes that the assumptions underlying these financial statements are reasonable. These historical consolidated financial statements, however, may not necessarily reflect the results of operations, cash flows or financial position of the company in the future, or what the results of operations, cash flows or financial position would have been had the company been a separate stand-alone public entity.
   For periods subsequent to the Spinoff, Solutia's consolidated financial statements have been prepared on a basis that reflects the historical value of the assets, liabilities, and operations of the businesses that were contributed to Solutia by Monsanto. See Note 1 of the "Notes to Consolidated Financial Statements" for a detailed discussion of the basis of presentation used in the preparation of Solutia's consolidated financial statements.
   Solutia produced strong financial results in 1997 as it began its operations as an independent company. The improved operations were primarily attributed to significant cost reductions. The combination of improved operating results and improved working capital management resulted in very strong cash flow subsequent to the Spinoff. These factors allowed the company to reduce significantly the debt burden of $1.029 billion that it assumed in the Spinoff to $790 million at year end and to make significant progress

SOLUTIA INC.
--------------------------------------------------------------------------------

on its share repurchase program. The following section provides a detailed discussion of the company's results of operations in 1997.


RESULTS OF OPERATIONS

1997 COMPARED WITH 1996
In 1997, the company's net sales of $2.97 billion were down slightly when compared with net sales of $2.98 billion in 1996. The decrease was principally attributed to the effects of unfavorable currency exchange rates, and was partially offset by approximately $12 million of higher sales volumes. The effect of higher average selling prices was minimal. Sales volumes increased for the nylon plastics & polymers and the Saflex(R) plastic interlayer business units. These increases were principally the result of higher demand. These sales increases were offset by the combination of unfavorable currency exchange rates and lower sales volumes of intermediates and carpet staple. The use of alternative floor coverings and competition from lower priced polyester staple had a negative effect on sales into the residential carpet market. Combined net sales of the other business units decreased slightly compared with net sales in 1996. While currency exchange rates had a negative effect on Solutia's net sales in 1997, the effect on company's 1997 operating income was minimal because ex-U.S. sales are sourced primarily from ex-U.S. operations.
   Solutia's operating income in 1997 increased significantly from operating income in 1996. However, operating income was affected by unusual items in both years. In 1997, operating income included a first quarter charge of $10 million ($6 million aftertax, or $0.05 per share) associated with the adoption of the American Institute of Certified Public Accountants' Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities," which is further discussed in Note 16 of the "Notes to Consolidated Financial Statements." Operating income in the second quarter of 1997 included a charge of $10 million ($6 million aftertax, or $0.05 per share) for environmental-related litigation associated with the Brio Superfund site near Houston, Texas. In addition, operating income in the second quarter of 1997 included $8 million ($5 million aftertax, or $0.04 per share) of reversals of excess restructuring reserves from prior years. The excess was primarily the result of lower exit costs associated with the sale and closure of nonstrategic facilities included in 1995 restructuring actions. Operating income in the fourth quarter of 1997 included charges of $72 million ($46 million aftertax, or $0.37 per share) associated with environmental remediation liability changes. These charges are discussed further in Note 16 of the "Notes to Consolidated Financial Statements."
   Operating income in 1996 included a net charge of $248 million ($156 million aftertax, or $1.30 per share) for restructuring and other actions, primarily for the costs of work force reductions, asset write-offs, and facility rationalizations.
   The increase in operating income in 1997 can be attributed primarily to the effect of cost reductions. The cost reductions were realized principally through the restructuring actions that were taken during 1997. Significant progress was made on this restructuring plan. During 1997, employment was reduced by approximately 600 people. The effect of these cost savings was the primary driver behind the reductions in the company's marketing and administrative expenses in 1997. In addition, Solutia's operations in 1997 received lower cost allocations from Monsanto. As further described in Note 1 of the "Notes to Consolidated Financial Statements," on April 1, 1997,
Monsanto discontinued its allocations of corporate expenses for general and administrative services that it had previously been providing. Solutia's 1997 administrative expenses consisted of three months of Monsanto allocations and nine months of stand-alone staff expenses. If Solutia had operated as a stand-alone entity in 1996 and 1997, management estimates that general and administrative services would have been lower by approximately $39 million in 1996 and higher by $13 million in 1997 in order to reflect the cost of replacing the services represented by these allocations.
   The increase in "Earnings from equity affiliates" was driven by the Flexsys L.P. ("Flexsys") and Advanced Elastomer Systems L.P. ("AES") joint ventures. Solutia's share of the combined 1997 earnings for these ventures increased approximately 40 percent over the combined earnings from these ventures in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

1996. Solutia has a 50 percent ownership interest in each of these joint ventures.
   The company is affected by economic conditions, particularly as they relate to the housing industry in the United States and the automotive industry both in the United States and internationally, which are cyclical businesses. In addition, global competition and customer demands for efficiency will continue to make sustained price increases difficult. The prices of purchased raw materials used by the company fluctuate in the short term and are affected by factors such as plant outages, oil prices, and supply and demand. However, in the long term, the company believes that the addition of new worldwide capacity should exert downward pressure on purchased raw material costs.

1996 COMPARED WITH 1995
The company's net sales increased $13 million in 1996. However, as further discussed in Note 4 of the "Notes to Consolidated Financial Statements," prior year operations reflect four months of sales and operating income from the rubber chemicals business that was contributed in May 1995 to the formation of the Flexsys joint venture. Sales and operating results for the rubber chemicals business are no longer included in the company's consolidated totals. If the sales from this business were excluded in 1995, the company's sales would have increased $153 million, or 5 percent, in 1996. Approximately $204 million of the increase can be attributed to higher sales volumes and an improved sales mix. This increase was partially offset by the effect of lower average selling prices, which totaled approximately $51 million.
   Most of the sales growth was driven by increased sales for fibers products, primarily because of higher sales volumes of nylon and acrylic fibers. Nylon fiber sales were considerably higher than sales in 1995 because of higher demand in the carpet industry. Increased demand in U.S. markets and higher export sales, particularly into China, drove the sales volume growth for acrylic fibers. A decline in average selling prices partially offset the increase in nylon and acrylic fiber sales. Nylon polymer sales also contributed to the sales increase on the strength of higher sales volumes. Sales of intermediates and phosphorus and derivative products were essentially even with the prior year. Sales of industrial products in 1996 were up moderately from those in 1995, principally because of higher sales volumes, led by higher sales volumes for Therminol(R) heat transfer fluids. Higher sales volumes, partially offset by lower average selling prices, resulted in a modest increase in the net sales of Saflex(R) plastic interlayer in 1996. Polymer modifier sales declined slightly in 1996, primarily because of lower sales volumes.
   In 1996, operating income for the company decreased $225 million from operating income in 1995. However, profitability in both years was affected by unusual items. Operating income in 1996 included a net charge of $248 million ($156 million, or $1.30 per share) for restructuring and other actions, primarily for the costs of work force reductions, asset write-offs, and facility rationalizations. Operating income in 1995 was reduced by $46 million ($39 million aftertax, or $0.34 per share), principally as the result of restructuring charges for employment reductions and the costs to close several facilities.
   The positive effect of higher sales volumes and lower raw material costs on operating income was offset by lower average selling prices, by significantly higher administrative expenses, and by higher manufacturing costs. The manufacturing cost increase was principally associated with maintenance downtime and capacity expansion projects. Worldwide competitive pressures limited the company's pricing flexibility on most of its products. Future reductions or increases in average selling prices will continue to be contingent upon these demands and pressures. The 1996 increase in administrative expenses was principally due to higher costs associated with various employee incentive programs, as well as an increase in allocations related to Monsanto's business and organizational development initiatives.
   The increase in "Earnings from equity affiliates" was principally attributed to higher earnings for the Flexsys and AES joint ventures.
   Net of restructuring charges that are detailed in Note 4 of the "Notes to Consolidated Financial Statements," the increase in "Other income (expense) - net" resulted primarily from the combination of

SOLUTIA INC.
--------------------------------------------------------------------------------


lower expense allocations from Monsanto and higher gains on the sale of certain assets.
   The 1996 effective income tax rate of 3 percent compared with the federal statutory rate of 35 percent can be attributed primarily to the joint venture aftertax earnings included in "Earnings from equity affiliates" and benefits from the foreign sales corporation. It is expected that the effective income tax in future periods will be significantly higher and will approximate the U.S. federal statutory rate.

LIQUIDITY AND CAPITAL RESOURCES
Historically, the company has generated sufficient cash from its operations to fund its capital needs, including working capital. Capital expenditures were $165 million in 1997. These expenditures were used to fund various maintenance and capacity expansion projects. The company expects that its capital requirements will be in the range of $250 million to $350 million annually over the next few years, principally as a result of capacity expansion and cost reduction projects. A portion of these capital expenditures will be funded from up-front payments received from third parties participating in these projects. Environmental remediation expenditures were $39 million in 1997, and the company anticipates that these expenditures will approximate this amount annually over the next several years.
   Solutia's working capital as of December 31, 1997, decreased to $106 million from $121 million at December 31, 1996, primarily because of the increase in short-term debt, principally commercial paper, the proceeds of which Solutia used to repay debt assumed with the Spinoff. The decrease in working capital was partially offset by increases in cash, receivables and inventories.
   As of December 31, 1997, Solutia had negative equity of $131 million. This deficit position resulted primarily from the assumption of $1.029 billion of debt and $1.018 billion of postretirement liabilities from Monsanto in conjunction with the Spinoff.
   Effective with the Spinoff, Solutia assumed approximately $1.029 billion of debt from Monsanto, primarily assumable commercial paper. The assumable commercial paper was guaranteed by Monsanto until repaid or refinanced by Solutia at maturity, which was up to 30 days following the Spinoff. In
October of 1997, the company consummated the sale of debt securities in the amount of $600 million having maturities of 5 to 40 years. The proceeds of the offering were used to refinance a portion of the company's commercial paper as it matured. In the four months following the Spinoff, the company has reduced its debt outstanding by approximately $240 million. Solutia's debt securities were rated "BBB/Baa2" by the major rating agencies.
   As of December 31, 1997, Solutia had a five-year revolving credit facility of $800 million with a syndicate of banks to support its commercial paper. The credit facility is also available for working capital and other general corporate purposes. No borrowings were outstanding under this credit facility as of December 31, 1997. This credit facility gives Solutia the financing flexibility to take advantage of investment opportunities that may arise and to satisfy future funding requirements.
   In September 1997, the company's board of directors authorized the purchase of up to 5 million shares of the company's common stock. During 1997, the company acquired approximately 1.4 million shares at a cost of approximately
$32 million. The company expects to substantially complete these purchases over the next year. This repurchase program is in addition to the normal repurchase of shares for compensation and benefits programs.
   The company believes that its cash flow from operations, supplemented by periodic additional borrowings, provides it with sufficient resources to finance its operations and planned capital needs for the next 12 months.

ENVIRONMENTAL MATTERS
Solutia continues to make a strong commitment to comply with various laws and government regulations concerning environmental matters and employee safety and health in the United States and other countries. U.S. federal environmental legislation that has a particular impact on the company includes the Toxic Substances Control Act; the Resource Conservation and Recovery Act ("RCRA"); the Clean Air Act; the Clean Water Act; the Safe Drinking Water

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


Act; and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA," commonly known as "Superfund"), as amended by the Superfund Amendments and Reauthorization Act. The company is also subject to the Occupational Safety and Health Act and regulations of the Occupational Safety and Health Administration ("OSHA") concerning employee safety and health matters. The U.S. Environmental Protection Agency ("EPA"), OSHA, and other federal agencies have the authority to promulgate regulations that have an impact on the company's operations. In addition to these federal activities, various states have been delegated certain authority under the aforementioned federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements. State and federal authorities may seek fines and penalties for violation of these laws and regulations.
   Solutia is dedicated to long-term environmental protection and compliance programs that reduce and monitor emissions of hazardous materials into the environment as well as to the remediation of identified existing environmental concerns. The company is among the leaders in the chemical industry's Responsible Care performance enhancement program.
   Expenditures in 1997 were approximately $10 million for environmental capital projects and approximately $75 million for the management of environmental programs, including the operation and maintenance of facilities for environmental control. The company estimates that a total of approximately
$25 million will be spent during 1998 and 1999 on additional capital projects for environmental protection and that expenses for the management of environmental programs in 1998 and 1999 will continue at levels comparable to 1997.
   With respect to environmental remediation obligations, the company's policy is to accrue costs for remediation of contaminated sites in the accounting period in which the obligation is probable and the cost is reasonably estimable. Significant adjustments to these obligations included the 1997 fourth quarter charges of approximately $34 million ($22 million aftertax, or $0.18 per share) to increase the company's environmental reserves. This action was required in order to reflect revised estimates for changed circumstances relating to the ultimate outcome of previously known environmental matters. These revised estimates were based upon further discussions with environmental authorities and the availability of new information from recently completed environmental studies. These events and activities help to define better and to quantify the company's ultimate liability for these matters.
   In addition, effective January 1, 1997, Solutia adopted SOP 96-1 which establishes authoritative guidance regarding the recognition, measurement and disclosure of environmental remediation liabilities. A charge of approximately $10 million ($6 million aftertax, or $0.05 per share) was recorded in the first quarter of 1997 associated with the adoption of SOP
96-1. The timing of this charge was predicated upon an application of SOP
96-1 in which liabilities arising under RCRA should be recorded when a RCRA corrective measures study ("CMS") is completed. Subsequently, the company reassessed its application of SOP 96-1 and concluded that these liabilities would be recorded over a continuum of events leading up to and including a CMS. As a result, the company recorded in the fourth quarter of 1997, additional charges of approximately $38 million ($24 million aftertax, or $0.19 per share) associated with these RCRA environmental liabilities.
   Monsanto has intermittently received notices from the EPA alleging that it is a potentially responsible party ("PRP") with respect to Superfund at specific sites. In 1997, no such notices were received. With respect to many of the past notices, Monsanto has resolved disputes, entered partial and complete consent decrees, and executed administrative orders with the EPA settling a portion or all of Monsanto's liability at various sites. Remediation pursuant to such settlements is ongoing. At the time of the Spinoff, the company assumed from Monsanto, pursuant to a distribution agreement, liabilities related to specified Superfund proceedings. As a result, while Monsanto remains the named PRP or defendant for actions that occurred prior to September 1, 1997, the company

SOLUTIA INC.
--------------------------------------------------------------------------------


will manage proceedings and litigation indemnifying Monsanto for costs, expense and judgments arising from these assumed liabilities.
   The company's estimates of its liabilities for Superfund sites are based on evaluations of currently available facts with respect to each individual site and take into consideration factors such as existing technology, laws and agency policy, and prior experience in remediation of contaminated sites. As assessments and remediation activities progress at individual sites, these liabilities are reviewed periodically and adjusted to reflect additional technical, engineering and legal information that becomes available. The company has an accrued liability of $48 million as of December 31, 1997 for Superfund sites. Major Superfund sites in this category include the noncompany-owned sites at Brio and MOTCO in Texas, Fike/Artel in West
Virginia and Woburn in Massachusetts, which account for $33 million of the accrued amount. The company spent approximately $12 million in 1997 for remediation of Superfund sites. Similar amounts can be expected in future years.
   The company had an accrued liability of $88 million as of December 31, 1997, for shut-down plants and third-party sites for which the company assumed responsibility pursuant to a distribution agreement entered into with Monsanto. The company's estimate of its liability related to these sites is based on evaluations of currently available facts with respect to each individual site and takes into consideration factors such as existing technology, laws and agency policy and prior experience in remediation of contaminated sites. The company spent $11 million in 1997 for remediation of these sites. Similar amounts can be expected in the future.
   The company had an accrued liability of $81 million as of December 31, 1997 for solid and hazardous waste remediation, and post-closure costs at the company's operating locations. The company recognizes certain post-closure costs over the estimated remaining useful life of the related facilities. The company spent $16 million in 1997 for remediation of these facilities.
   Uncertainties related to all of the company's environmental liabilities are evolving government regulations, the method and extent of remediation and future changes in technology. Because of these uncertainties, the company estimates that potential future expenses associated with these liabilities could be an additional $20 million to $30 million. Although the ultimate costs and results of remediation of contaminated sites cannot be predicted with certainty, they are not expected to result in a material adverse effect on Solutia's consolidated financial position, liquidity, or profitability in any one year.

THE YEAR 2000 ISSUE
The year 2000 ("Y2K") issue refers to the inability of a date-sensitive computer program to recognize a two-digit date field designated as "00" as the year 2000. Mistaking "00" for 1900 could result in a system failure or miscalculations causing disruptions to operations, including manufacturing, a temporary inability to process transactions, send invoices, or engage in other normal business activities. This is a significant issue for most, if not all companies, with far reaching implications, some of which cannot be anticipated or predicted with any degree of certainty.
   Solutia has completed an assessment of the magnitude of its Y2K issue and has determined that it will be required to modify or replace significant portions of its software so that its computer systems will be able to function properly beyond December 31, 1999. The majority of the company's Y2K issue will be addressed though its worldwide implementation of new software licensed from SAP AG which is Y2K compliant. Issues that are not covered by the SAP implementation will have to be addressed individually and may require software replacement, reprogramming or other remedial action. The company is communicating with its suppliers and customers to determine the extent of the company's vulnerability to the failure of third parties to remediate their own Y2K issue.
   In conjunction with this assessment, the company is finalizing its action plans to address the Y2K issue, including contingencies to address unforeseen problems. The company plans to use both internal and external resources to complete Y2K reprogramming, software replacement and testing. Preliminary plans anticipate completion of the SAP implementation and Y2K remedial work by mid-1999. To date, the company has

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


incurred approximately $3 million related to the Y2K remedial work. The total remaining cost of the Y2K remedial work is estimated to be $5 million and will be expensed as incurred over the next two years. The costs of Y2K remedial work exclude the cost of SAP implementation.
   The costs of the project and the date on which the company plans to complete the Y2K remediation work are based on management's best estimates, which were derived from numerous assumptions about future events, including the availability of certain resources, third-party modification plans, and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans.
Specific factors that might cause material differences include, but are not limited to, the availability and cost of personnel trained in this area and the ability to identify and correct all relevant computer codes.

DERIVATIVE FINANCIAL INSTRUMENTS
The company is exposed to market risk, including changes in interest rates, currency exchange rates, and certain commodity prices. To manage the volatility relating to these exposures, the company enters into various derivative transactions pursuant to the company's policies. The company does not purchase or hold any derivative financial instruments for trading purposes.
   The tests discussed below for exposure to interest rate and currency rate exposures are based on a variance/covariance value at risk model using a one-year horizon and a 95 percent confidence level. The model assumes that financial returns are normally distributed. The value at risk model takes into account correlations and diversification across market factors, including currencies and interest rates. Estimates of volatility and correlations or market factors are drawn from the JP Morgan RiskMetrics(TM) dataset as of December 31, 1997. In cases where data is unavailable, a reasonable approximation is included. The effect of these estimates did not significantly change the total value at risk.

FOREIGN CURRENCY EXCHANGE RATE RISK
Currency forward contracts are used to manage currency exposures for financial instruments denominated in currencies other than the entity's functional currency. Gains and losses on contracts that are designated and effective as hedges are included in net income and offset the exchange gain or loss of the transaction being hedged. Corporate policy prescribes the range of allowable hedging activity and the instruments permitted for use. Because the counterparties to these contracts are major international financing institutions, credit risk arising from these contracts is not significant and Solutia does not anticipate any counterparty losses. This hedging activity is intended to protect the company from adverse fluctuations in foreign currency exchange rates.
   As of December 31, 1997, Solutia had currency forward contracts to purchase $22 million and to sell $22 million of other currencies with average maturities of 2 months, principally the Belgian franc and the British pound sterling. Net unrealized hedging losses as of December 31, 1997 were not material.
   Based on the company's overall currency rate exposure at December 31, 1997, including derivative and other foreign currency sensitive instruments, a near-term change in currency rates within a 95 percent confidence level based on historical currency rate movements, would not materially affect the consolidated financial position, results of operations, or cash flows of the company.

INTEREST RATE RISK
Interest rate risk is primarily related to the changes in fair value on fixed-rate, long-term debt and short-term, floating rate debt. Based on the company's overall interest rate exposure at December 31, 1997, a near-term change in interest rates, within a 95 percent confidence level based on historical interest rate movements, would not materially affect the consolidated financial position, results of operations, or cash flows of the company.

COMMODITY PRICE RISK
Certain raw materials are subject to price volatility caused by weather, petroleum prices, and other unpredictable factors. The company employs commodity price swaps to hedge this exposure. The commodity price risk is not material to the company's consolidated financial position, results of operations, or cash flow.

SOLUTIA INC.
--------------------------------------------------------------------------------


UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Dollars in millions, except per share)


The following unaudited pro forma condensed consolidated statements of income for the years ended December 31, 1997 and 1996 give effect to the Spinoff and Solutia's 1997 debt offering as if the Spinoff and the offering had occurred as of the beginning of the periods presented. The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the transactions actually occurred on the date assumed, nor is it necessarily indicative of future consolidated results of operations. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and the related notes thereto included elsewhere in this annual report.



                                       For the Year Ended December 31, 1997  For the Year Ended December 31, 1996
                                       ------------------------------------  ------------------------------------
                                                           Pro Forma                             Pro Forma
                                       Historical  ------------------------   Historical  -----------------------
                                        Solutia    Adjustments      Solutia     Solutia   Adjustments     Solutia
                                       ---------------------------------------------------------------------------
NET SALES                               $2,969     $   (9)<FA>      $2,960      $2,977    $  (15)<FA>      $2,962
Cost of Goods Sold                       2,316         (1)<FB>       2,313       2,325         3 <FB>       2,313
                                                        1 <FC>                                 3 <FC>
                                                       (3)<FD>                               (18)<FD>
                                       ---------------------------------------------------------------------------
GROSS PROFIT                               653         (6)             647         652        (3)             649
Marketing, Administrative, and
Technological Expenses                     363         14 <FB>         393         427        14 <FB>         420
                                                       (9)<FD>                               (67)<FD>
                                                       25 <FE>                                46 <FE>
Restructuring Expenses - net                                                       192                        192
                                       ---------------------------------------------------------------------------
OPERATING INCOME                           290        (36)             254          33         4               37
Interest Expense                           (41)       (19)<FF>         (60)        (36)      (28)<FF>         (64)
Other Income (Expense) - net                41                          41          36                         36
                                       ---------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                 290        (55)             235          33       (24)               9
Income Taxes                                98        (20)<FG>          78           1        (9)<FG>          (8)
                                       ---------------------------------------------------------------------------
NET INCOME                              $  192     $  (35)          $  157      $   32    $  (15)          $   17
                                       ===========================================================================
EARNINGS PER SHARE                      $ 1.63     $(0.30)          $ 1.33      $ 0.28    $(0.13)          $ 0.15
                                       ===========================================================================
EARNINGS PER SHARE, ASSUMING DILUTION   $ 1.55     $(0.28)          $ 1.27      $ 0.27    $(0.13)          $ 0.14
                                       ===========================================================================
Weighted Average Shares - Basic                                      117.7                                  116.2
                                       ===========================================================================
Weighted Average Shares - Diluted                                    123.7                                  119.8
                                       ===========================================================================


NOTES
<FA> To record the estimated effect of new selling prices and arrangements on former intercompany sales from Solutia to Monsanto.
<FB> To record the assumed increase in retiree medical and pension costs as a result of the Spinoff.
<FC> To record the estimated effect of transactions with the P4 joint venture formed by Monsanto in conjunction with the Spinoff.
<FD> To reverse the historical Monsanto corporate expense allocation to the company because the company is no longer subject to the allocation of corporate expenses from Monsanto following the Spinoff.
<FE> Because the company is no longer subject to this corporate expense allocation, a pro forma adjustment was made to record estimated general corporate costs that the company believes it would have incurred had the company been a separate public company for the periods presented.
<FF> To record additional interest expense as a result of the company's assumption of debt from Monsanto and the borrowings of Solutia's 1997 public debt offering.
<FG> To record the estimated provision for income tax as a result of the pro forma adjustments referred to in Notes (A) through (F) above at an estimated combined U.S. federal income and state income tax rate of 36 percent.

                                                                             27

SOLUTIA INC.
--------------------------------------------------------------------------------

STATEMENT OF CONSOLIDATED INCOME
(Dollars in millions, except per share)

                                                          Year Ended December 31,
                                                ------------------------------------------
                                                 1997              1996               1995
                                                ------------------------------------------
NET SALES                                       $2,969            $2,977            $2,964
Cost of goods sold                               2,316             2,325             2,243
                                                ------------------------------------------
GROSS PROFIT                                       653               652               721
Marketing expenses                                 143               172               179
Administrative expenses                            133               167               136
Technological expenses                              87                88                95
Restructuring expenses-net                          --               192                53
                                                ------------------------------------------
OPERATING INCOME                                   290                33               258
Equity earnings from affiliates                     31                21                15
Interest expense                                   (41)              (36)              (36)
Other income (expense)-net                          10                15                (6)
                                                ------------------------------------------
INCOME BEFORE INCOME TAXES                         290                33               231
Income taxes                                        98                 1                84
                                                ------------------------------------------
NET INCOME                                      $  192            $   32            $  147
                                                ==========================================
EARNINGS PER SHARE                              $ 1.63            $ 0.28            $ 1.30
                                                ==========================================
EARNINGS PER SHARE, ASSUMING DILUTION           $ 1.55            $ 0.27            $ 1.27
                                                ==========================================

See accompanying Notes to Consolidated Financial Statements.



KEY FINANCIAL STATISTICS (UNAUDITED)
AS A PERCENT OF NET SALES:                                 1997              1996              1995
                                                           ----------------------------------------
Gross profit                                               22%               22%               24%
Marketing, administrative and technological expenses       12                14                14
Operating income                                           10                 1                 9
Net income                                                  6                 1                 5
EFFECTIVE INCOME TAX RATE                                  34                 3                36


SOLUTIA INC.
--------------------------------------------------------------------------------

STATEMENT OF CONSOLIDATED FINANCIAL POSITION
(Dollars in millions, except per share)


                                                                             As of December 31,
                                                                          -----------------------
                                                                            1997             1996
                                                                          ------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                 $   24            $   --
Trade receivables, net of allowances of $6 in 1997 and $7 in 1996            425               412
Miscellaneous receivables and prepaid expenses                               136                80
Deferred income tax benefit                                                   91               108
Inventories                                                                  325               291
                                                                          ------------------------
TOTAL CURRENT ASSETS                                                       1,001               891

PROPERTY, PLANT AND EQUIPMENT:
Land                                                                          17                18
Buildings                                                                    357               367
Machinery and equipment                                                    2,707             2,622
Construction in progress                                                     107               121
                                                                          ------------------------
Total property, plant and equipment                                        3,188             3,128
Less accumulated depreciation                                              2,265             2,217
                                                                          ------------------------
NET PROPERTY, PLANT AND EQUIPMENT                                            923               911

INVESTMENTS IN AFFILIATES                                                    423               366
LONG-TERM DEFERRED INCOME TAX BENEFIT                                        300               194
OTHER ASSETS                                                                 121               121
                                                                          ------------------------
TOTAL ASSETS                                                              $2,768            $2,483
                                                                          ========================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable                                                          $  221            $  223
Wages and benefits                                                           106               156
Restructuring reserves                                                        40                79
Miscellaneous accruals                                                       335               312
Short-term debt                                                              193                --
                                                                          ------------------------
TOTAL CURRENT LIABILITIES                                                    895               770
LONG-TERM DEBT                                                               597                --
POSTRETIREMENT LIABILITIES                                                   958               634
OTHER LIABILITIES                                                            449               423

STOCKHOLDERS' EQUITY (DEFICIT):
Monsanto Company Equity                                                       --               656
Common stock (authorized, 600,000,000 shares par value $0.01)
 Issued: 118,400,635 shares in 1997                                            1                --
 Additional contributed capital                                             (119)               --
 Treasury stock, at cost (992,828 shares in 1997)                            (22)               --
Minimum pension liability adjustment                                          (7)               --
Unearned ESOP shares                                                         (31)               --
Accumulated currency adjustment                                               19                --
Reinvested earnings                                                           28                --
                                                                          ------------------------
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                        (131)              656
                                                                          ------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                      $2,768            $2,483
                                                                          ========================


See accompanying Notes to Consolidated Financial Statements.

                                                                              29

SOLUTIA INC.
--------------------------------------------------------------------------------

STATEMENT OF CONSOLIDATED CASH FLOW
(Dollars in millions)


                                                                                   Year Ended December 31,
                                                                        ------------------------------------------
                                                                         1997              1996             1995
                                                                        ------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
OPERATING ACTIVITIES:
Net income                                                               $ 192            $  32             $ 147
Adjustments to reconcile to Cash Provided by Operations:
  Items that did not use (provide) cash:
    Deferred income taxes                                                   32              (45)               25
    Depreciation and amortization                                          142              166               162
    Restructuring expenses - net                                            --              192                53
    Other                                                                  (39)              43                 1
  Working capital changes that provided (used) cash:
    Accounts receivable                                                     (9)             (43)               64
    Inventories                                                            (32)              20               (78)
    Accounts payable and accrued liabilities                              (115)             (33)              (61)
    Other                                                                  (45)              24               (13)
  Other items                                                               33              (20)               20
                                                                        ------------------------------------------
TOTAL CASH PROVIDED BY OPERATIONS                                          159              336               320
                                                                        ------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures                                                      (165)            (192)             (179)
Acquisition and investment payments                                         (2)             (17)              (51)
Investment and property disposal proceeds                                    9                4                51
                                                                        ------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                         (158)            (205)             (179)
                                                                        ------------------------------------------
FINANCING ACTIVITIES:
Net transactions with Monsanto Company prior to Spinoff                    292             (131)             (141)
Long-term debt proceeds                                                    600               --                --
Repayment of debt obligations                                             (840)              --                --
Treasury stock purchases                                                   (35)              --                --
Dividend payments                                                           (1)              --                --
Common stock issued under employee stock plans                              13               --                --
Other financing activities                                                  (6)              --                --
                                                                        ------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                             23             (131)             (141)
                                                                        ------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            24               --                --

CASH AND CASH EQUIVALENTS:
BEGINNING OF YEAR                                                           --               --                --
                                                                        ------------------------------------------
END OF YEAR                                                              $  24            $  --             $  --
                                                                        ==========================================

See accompanying Notes to Consolidated Financial Statements.

The effect of exchange rate changes on cash and cash equivalents was not material. Cash payments for interest (net of amounts capitalized) were $3 million in 1997.

Cash payments for income taxes were $30 million in 1997.


SOLUTIA INC.
--------------------------------------------------------------------------------

STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY (DEFICIT)
(Dollars in millions)


                                                                                       Year Ended December 31,
                                                                                  -----------------------------------
                                                                                      1997         1996       1995
                                                                                  -----------------------------------
MONSANTO COMPANY EQUITY:
BALANCE, JAN. 1                                                                     $   656       $ 755       $ 741
  Net income                                                                                         32         147
  Translation adjustments                                                                            --           8
  Net transactions with Monsanto Company prior to Spinoff                                          (131)       (141)
  1997 activity to date of Spinoff:
    Net income                                                                          163
    Translation adjustments                                                              13
    Net transactions with Monsanto Company                                              292
  Elimination of Monsanto Company Equity at Spinoff                                  (1,124)
                                                                                  -----------------------------------
BALANCE, DEC. 31                                                                    $    --       $ 656       $ 755
                                                                                  -----------------------------------
COMMON STOCK:
BALANCE, JAN. 1                                                                     $    --       $  --       $  --
  Issuance of 118,371,280 shares at Spinoff                                               1
  Issuance of 29,355 shares for stock option exercises                                   --
                                                                                  -----------------------------------
BALANCE, DEC. 31                                                                    $     1       $  --       $  --
                                                                                  -----------------------------------
ADDITIONAL CONTRIBUTED CAPITAL:
BALANCE, JAN. 1                                                                     $    --       $  --       $  --
  Net liability transfer to Solutia at Spinoff                                         (101)
  Post-Spinoff adjustments                                                              (12)
  Employee stock plans and ESOP                                                          (6)
                                                                                  -----------------------------------
BALANCE, DEC. 31                                                                    $  (119)      $  --       $  --
                                                                                  -----------------------------------
TREASURY STOCK:
BALANCE, JAN. 1                                                                     $    --       $  --       $  --
  Shares purchased (1,569,800 shares in 1997)                                           (35)
  Net shares issued under employee stock option plans (576,972 shares in 1997)           13
                                                                                  -----------------------------------
BALANCE, DEC. 31                                                                    $   (22)      $  --       $  --
                                                                                  -----------------------------------
MINIMUM PENSION LIABILITY ADJUSTMENT:
BALANCE, JAN. 1                                                                     $    --       $  --       $  --
  Post-Spinoff adjustment                                                                (7)
                                                                                  -----------------------------------
BALANCE, DEC. 31                                                                    $    (7)      $  --       $  --
                                                                                  -----------------------------------
UNEARNED ESOP SHARES:
BALANCE, JAN. 1                                                                     $    --       $  --       $  --
  Transfer of ESOP reserve balance to Solutia at Spinoff                                (31)
  Amortization of ESOP balance                                                           --
                                                                                  -----------------------------------
BALANCE, DEC. 31                                                                    $   (31)      $  --       $  --
                                                                                  -----------------------------------
ACCUMULATED CURRENCY ADJUSTMENT:
BALANCE, JAN. 1                                                                     $    --       $  --       $  --
  Balance transferred to Solutia at Spinoff                                              11
  Translation adjustments                                                                 8
                                                                                  -----------------------------------
BALANCE, DEC. 31                                                                    $    19       $  --       $  --
                                                                                  -----------------------------------
REINVESTED EARNINGS:
BALANCE, JAN. 1                                                                     $    --       $  --       $  --
  Net income from date of Spinoff through December 31, 1997                              29
  Dividends                                                                              (1)
                                                                                  -----------------------------------
BALANCE, DEC. 31                                                                    $    28       $  --       $  --
                                                                                  -----------------------------------
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                                $  (131)      $ 656       $ 755
                                                                                  ===================================

See accompanying Notes to Consolidated Financial Statements.


SOLUTIA INC.
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

1. BASIS OF PRESENTATION

Solutia Inc. is an international producer and marketer of a range of high performance chemical-based materials that are used by its customers to make consumer, household, automotive and industrial products. Prior to September 1, 1997, the businesses that form the company were wholly owned by Monsanto Company ("Monsanto"). On September 1, 1997, Monsanto distributed all of the outstanding shares of common stock of the company as a dividend to Monsanto stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of the company's common stock for every five shares of Monsanto common stock held of record as of August 20, 1997. As a result of the Spinoff on September 1, 1997, the company became an independent publicly-held company listed on the New York Stock Exchange and its operations ceased to be owned by Monsanto. Monsanto and Solutia have entered into a number of agreements with respect to the separation of the companies and to provide mechanisms for an orderly transition following the Spinoff.

PRE-SPINOFF FINANCIAL INFORMATION
Financial data included in the accompanying consolidated financial statements, for periods prior to the Spinoff, were prepared on a combined basis. They reflect an estimate of what the historical assets, liabilities and operations would have been if Solutia had been organized as a separate legal entity, owning certain net assets of Monsanto. Generally, only those assets and liabilities of the ongoing chemicals businesses that were expected to be transferred to Solutia prior to the Spinoff were included in the Statement of Consolidated Financial Position.
     The Spinoff was accomplished through a distribution agreement which defined the assets that were contributed to Solutia and the liabilities that were assumed by Solutia. Certain of those assets and liabilities were not included in the accompanying Statement of Consolidated Financial Position as of December 31, 1996. Those omitted assets and liabilities were principally comprised of a joint venture interest in Monsanto's elemental phosphorus business and a defined amount of cash and debt.
     Monsanto and Solutia also entered into an employee benefits and compensation allocation agreement that set forth the manner in which assets and liabilities under employee benefit plans and other employment-related liabilities were divided between them. Certain assets and liabilities related to the plans have not been included in the accompanying Statement of Consolidated Financial Position as of December 31, 1996. Items excluded were comprised principally of assets and liabilities for U.S. and ex-U.S. defined benefit pension plans as well as workers' compensation and additional obligations for health care and other postretirement benefits that Solutia retained for substantially all retired U.S. employees.
     The following unaudited pro forma amounts were estimated to give effect to the previously described assets and liabilities that were excluded from Solutia's December 31, 1996 Statement of Consolidated Financial Position, as well as certain other items. For the unaudited pro forma condensed Statement of Consolidated Financial Position, the amounts were estimated as if the Spinoff had occurred on December 31, 1996. The comparable audited amounts as of December 31, 1997 are included for informational purposes. For the unaudited pro forma condensed Statements of Consolidated Income, the amounts were estimated as if the Spinoff had occurred as of the beginning of the years presented.
     Condensed Statements of Consolidated Financial Position as of
December 31:

                                                                        Unaudited
                                                                        Pro Forma
                                                    1997                   1996
                                                  --------------------------------
Total Assets                                      $2,768                  $2,660
Long-Term Debt                                       597                   1,029
Postretirement Liabilities                           958                     876
Stockholders' Deficit                               (131)                   (439)
Total Liabilities and Stockholders' Deficit       $2,768                  $2,660

     Unaudited Pro Forma Condensed Statements of Consolidated Income for the years ended December 31, 1997 and 1996:

                                                    1997                     1996
                                                   --------------------------------
Income Before Income Taxes                         $ 235                    $   9
Net Income                                           157                       17
Earnings per Share                                 $1.33                    $0.15
Earnings per Share, assuming dilution              $1.27                    $0.14

     The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the transactions actually occurred on the dates assumed, nor is it necessarily indicative of the future consolidated results of operations.
     The final determination of the assets contributed to Solutia and the liabilities assumed by Solutia was made pursuant to the agreements entered into between Monsanto and Solutia in connection with the Spinoff. As of the date of the Spinoff, a net liability transfer to Solutia was affected directly through the "Monsanto Company Equity" account in the Statement of Consolidated Financial Position.
     Monsanto provided certain general and administrative services to Solutia, including finance, legal, treasury, information systems, and human resources. The cost allocated to Solutia for these services was based upon the percentage relationship between the net assets utilized in Solutia's operations and Monsanto's total net assets, as well as other methods which management believes to be reasonable. These allocations were $12 million, $85 million and $72 million in 1997, 1996 and 1995, respectively. In preparation for the Spinoff,

SOLUTIA INC.
------------------------------------------------------------------------------

Monsanto began a transition plan for the separation. As part of this plan, Monsanto discontinued its allocation of corporate expenses for these general and administrative services on April 1, 1997, as these expenses were specifically identified and segregated as part of Solutia's ongoing cost infrastructure. As a result of the Spinoff, Solutia is now required to perform these general and administrative functions using its own resources or purchased services and is responsible for the costs and expenses associated with the management of a public company. If Solutia had operated as a stand-alone entity in 1996 and 1997, management estimates that general and administrative services would have been lower by approximately $39 million in 1996 and higher by $13 million in 1997 in order to reflect the cost of replacing the services represented by these allocations.
     As described in Notes 10, 11 and 12, Solutia employees and retirees participated in various Monsanto pension, health care, savings and other benefit plans. The costs and certain obligations related to these plans were included in Solutia's consolidated financial statements generally based on the percentage of Solutia payroll costs to total Monsanto payroll costs.
     Certain assets and liabilities related to Solutia's operation had been managed and controlled by Monsanto on a centralized basis. Such assets and liabilities have been allocated to Solutia in the manner described in the preceding paragraphs for allocated general and administrative expenses and benefit plans. A portion of the following pre-Spinoff assets and liabilities have been determined in this manner: other assets, accounts payable, postretirement liabilities, miscellaneous accruals and other liabilities.
     Monsanto used a centralized approach to cash management and the financing of its operations. As a result, cash and cash equivalents and debt were not allocated to Solutia in the pre-Spinoff historical financial statements. Solutia generally has not had borrowings except amounts due to Monsanto. Interest expense was allocated to Solutia in the consolidated financial statements to reflect Solutia's pro rata share of the financing structure of Monsanto. This allocation in the consolidated financial statements is based on the percentage relationship between the net assets utilized in Solutia's operations and Monsanto's net assets.
     The allocation methodology followed in preparing the consolidated financial statements may not necessarily reflect the results of operations, cash flows, or financial position of Solutia in the future, or what the results of operations, cash flows, or financial position would have been had Solutia been a separate stand-alone entity.

POST-SPINOFF FINANCIAL INFORMATION
Financial data included in the accompanying consolidated financial statements, for periods subsequent to the Spinoff, have been prepared on a basis that reflects the historical value of the assets, liabilities, and operations of the businesses that were contributed to Solutia by Monsanto in accordance with the distribution and employee benefits and compensation allocation agreements described in the preceding paragraphs.
     Effective with the Spinoff on September 1, 1997, the assets contributed to Solutia and the liabilities assumed by Solutia included a joint venture interest in Monsanto's elemental phosphorus business, cash of $75 million, debt of $1.029 billion, accrued net pension liability for the U.S. and ex-U.S. defined benefit pension plans, and additional obligations for healthcare and other postretirement benefits. At the date of the Spinoff, the amount of postretirement liabilities assumed by Solutia totaled approximately $1.018 billion.


2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION
Subsequent to the Spinoff, the consolidated financial statements include the accounts of Solutia and its majority owned subsidiaries. Other companies in which Solutia has a significant interest (20 to 50 percent) are included in "Investments in Affiliates" in the Statement of Consolidated Financial Position. Solutia's share of these companies' net earnings or losses is reflected in "Equity earnings from affiliates" in the Statement of Consolidated Income. Prior to the Spinoff, the consolidated financial statements included the accounts of Solutia as described in Note 1.


CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased.


USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that affect revenues and expenses during the period reported. Estimates are adjusted when necessary to reflect actual experience. Significant estimates are used to account for the allocation between Monsanto and Solutia of financial statement amounts, restructuring reserves, environmental reserves, self-insurance reserves, employee benefit plans, asset impairments, and contingencies.


CURRENCY TRANSLATION
The financial statements for most of Solutia's ex-U.S. operations are translated into U.S. dollars at current exchange rates. Unrealized currency adjustments in the Statement of Consolidated Financial Position are accumulated in equity. The financial statements of ex-U.S. entities that operate in hyperinflationary economies are translated at either current or historical exchange rates, as appropriate. These currency adjustments are included in net income.


PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is recorded at cost. The cost of plant and equipment is depreciated over weighted average periods of 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

years for buildings and 10 years for machinery and equipment, by the straight-line method.


IMPAIRMENT OF LONG-LIVED ASSETS
Impairment tests of long-lived assets are made when conditions indicate a possible loss. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset value is written down to its fair value based upon discounted cash value, using an appropriate discount rate.


INVENTORY VALUATION
Inventories are stated at cost or market, whichever is less. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value finished goods and goods in process. Standard cost includes direct labor and raw materials, and manufacturing overhead based on practical capacity. The cost of certain inventories (77 percent as of December 31, 1997) is determined by the last-in, first-out ("LIFO") method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory cost methods. The cost of other inventories generally is determined by the first-in, first-out ("FIFO") method.


INCOME TAXES
Subsequent to the Spinoff, Solutia became responsible for its income taxes and will file its own income tax returns. Prior to the Spinoff, the company did not file separate tax returns because its results were included in the income tax returns filed by Monsanto and its subsidiaries in various U. S. and ex-U. S. jurisdictions. The tax provisions reflected in the Statement of Consolidated Income, for periods prior to the Spinoff, have been computed as if Solutia was a separate company.
     The company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using enacted rates.


EARNINGS PER SHARE
Effective December 31, 1997, Solutia adopted Statement of Financial
Accounting Standards ("SFAS") No. 128, "Earnings per Share." Under this new standard, the presentation of primary and fully diluted earnings per share required by current standards is replaced by basic and diluted earnings per share. Basic earnings per share measures operating performance assuming no dilution from securities or contracts to issue common stock. Diluted earnings per share measures operating performance giving effect to the dilution that would occur when securities or contracts to issue common stock are exercised or converted. This change and the amounts associated with it are more fully described in Note 14.
     For periods ended prior to the Spinoff, the number of weighted average shares outstanding and common share equivalents used in the earnings per share calculation was based upon the weighted average number of Monsanto shares outstanding and Monsanto common share equivalents for the applicable period, adjusted for the distribution ratio in the Spinoff of one share of the company's common stock for every five shares of Monsanto common stock.


ENVIRONMENTAL REMEDIATION
Costs for remediation of waste disposal sites are accrued in the accounting period in which the obligation is probable and when the cost is reasonably estimable. Postclosure costs for hazardous and other waste facilities at operating locations are accrued over the estimated life of the facility as part of its anticipated closure cost. Environmental liabilities are not discounted, and they have not been reduced for any claims for recoveries from insurance or third parties. In those cases where insurance carriers of third-party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts are reflected as receivables in the consolidated financial statements.
     Effective January 1, 1997, Solutia adopted the American Institute of Certified Public Accountants' Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." SOP 96-1 establishes authoritative guidance regarding the recognition, measurement and disclosure of environmental remediation liabilities. The primary change in Solutia's accounting principles associated with the adoption of this SOP was an acceleration of the recognition of certain environmental remediation liabilities at operating facilities. This change and the amounts associated with it are more fully described in Note 16.


DERIVATIVE FINANCIAL INSTRUMENTS
Currency forward contracts are used to manage currency exposures for financial instruments denominated in currencies other than the entity's functional currency. Gains and losses on contracts that are designated and effective as hedges are included in net income and offset the exchange gain or loss of the transaction being hedged.
     Major currencies effecting the company's business are the U.S. dollar, the British pound sterling, the Belgian franc, and the German deutsche mark. Currency restrictions are not expected to have a significant effect on Solutia's cash flow, liquidity, or capital resources.


3. INTERCOMPANY TRANSACTIONS

Transactions with Monsanto prior to the Spinoff, included in the Statement of Consolidated Income, are summarized as follows:

                                                                            Year Ended December 31,
                                                                   -----------------------------------------
                                                                    1997             1996              1995
                                                                   -----------------------------------------
Intercompany sales                                                  $42               $63               $75
General and administrative services                                  12                85                72
Interest expense                                                     26                36                36

SOLUTIA INC.
------------------------------------------------------------------------------

     Intercompany sales were made at Monsanto's established transfer prices. In addition, the costs for certain general and administrative services were allocated to Solutia. As further discussed in Note 1, Monsanto discontinued its allocation of the cost of general and administrative expenses to Solutia, effective April 1, 1997, as part of its transition plan of separation. Such expenses were specifically identified and segregated as part of Solutia's ongoing cost infrastructure. Interest expense charged to Solutia represents an allocation from Monsanto of its total interest expense.


4. RESTRUCTURING AND OTHER ACTIONS

Items that affected Solutia's results of operations in 1997 included a first quarter charge of $10 million ($6 million aftertax) associated with the adoption of the SOP 96-1 which is further discussed in Note 16. The second quarter of 1997 included a charge of $10 million ($6 million aftertax) for environmental-related litigation. This charge resulted from a settlement that Monsanto reached with 811 plaintiffs in six lawsuits related to the Brio Superfund site near Houston, Texas. The suits were among eleven suits brought in Harris County District Court or the United States District Court for the Southern District of Texas on behalf of 960 plaintiffs who claimed injuries resulting from alleged exposure to substances present at or emanating from the Brio site. In addition, the second quarter included $8 million ($5 million aftertax) of reversals of excess restructuring reserves from prior years. The excess was primarily the result of lower exit costs associated with the sale and closure of nonstrategic facilities included in 1995 restructuring actions. The fourth quarter of 1997 included charges of $72 million ($46 million aftertax) associated with changes in estimates for environmental remediation liabilities. These charges are discussed further in
Note 16.
     In December 1996, Solutia recorded pretax restructuring charges totaling $256 million ($164 million aftertax) to cover the costs associated with the closure or sale of certain facilities, asset write-offs, and workforce reductions. Included in these charges were pretax amounts for asset impairments totaling $56 million. These write-offs were necessary primarily because of excess production capacity, coupled with insufficient demand for certain products. Asset values were written down to their discounted cash values, using appropriate discount rates. Significant progress was made on this plan in 1997, with employment being reduced by approximately 600 people.
     In December 1995, Monsanto's board of directors approved a restructuring plan. The pretax charge associated with these actions was $66 million ($57 million aftertax) and covered the costs of work force reductions, business consolidations, facility closures, and the exit from nonstrategic businesses and facilities. This plan was substantially completed by the end of 1996 and reduced employment by approximately 100 people.
     In December 1994, Monsanto and Akzo Nobel N.V. agreed to form a 50-50 joint venture by combining their respective rubber chemicals businesses. The venture partners agreed to bear the one-time costs required to integrate their respective rubber chemicals businesses into the joint venture. For Solutia, these integration costs, which totaled $40 million pretax ($25 million aftertax), were primarily for the cost of reducing the work force by approximately 120 people and for special termination benefits for approximately 300 people transferring from Solutia to the joint venture. The charge for these actions was recorded in the first quarter of 1995. On May 1, 1995, the joint venture, known as Flexsys, L.P. (" Flexsys"), began operation and is accounted for as an equity affiliate. Accordingly, Solutia's share of the earnings of Flexsys after that date has been reflected in "Equity earnings from affiliates" in the Statement of Consolidated Income. Solutia's results of operations for 1995 included net sales of $140 million from the rubber chemicals business. Operating income for this business during these periods was not significant.
     Other items that affected Solutia's results of operations in 1995 included the receipt in the first and third quarters of settlement payments from various insurers related to environmental and other insurance litigation. The combined effect of these settlements totaled $88 million pretax ($55 million aftertax). In addition, Monsanto settled a lawsuit related to a Comprehensive Environmental Response, Compensation and Liability site, commonly known as a "Superfund" site, in La Marque, Texas. The suit was brought by IT Corporation ("IT"), a subsidiary of International Technology Corp., and claimed, among other things, breach of a contract calling for IT to perform incineration and remediation work at the site. Monsanto settled the suit by paying $41 million pretax ($25 million aftertax), and Solutia recorded the payment in the third quarter of 1995.
     The components of the pretax expense (income) related to the restructuring programs and the other actions included in the accompanying Statement of Consolidated Income were:

                                                                     1997            1996               1995
                                                                    -----------------------------------------
Changes in estimates for environmental
reserves and application of SOP 96-1                                 $82

Cost of employee reductions                                                          $157               $ 22

Shutdown and consolidation of
various facilities and departments                                    (8)              33                 44

Asset impairments                                                                      56

Insurance-related
settlement (income)                                                                                      (88)

Litigation settlement                                                 10                                  41

Joint venture integration costs                                                                           40

Other costs                                                                            10
                                                                    -----------------------------------------
TOTAL                                                                $84             $256               $ 59
                                                                    =========================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

     Restructuring expenses are recorded based on estimates prepared at the time the restructuring actions are approved by the board of directors. The balance in restructuring reserves as of December 31, 1997, was $104 million. It is earmarked primarily for work force reduction costs and the costs associated with the consolidation of various facilities and departments. Management believes that the balance of these reserves as of December 31, 1997, is adequate for completion of those activities. Restructuring actions during the last three years have reduced these liabilities by approximately $350 million. Approximately 60 percent of these reductions were recorded for write-offs and expenditures related to the shutdown and consolidation of various facilities and departments. The remaining reductions were related primarily to the cost of work force reduction programs. As of December 31, 1997, substantially all of the restructuring reserves established in 1995 had been utilized.
     The pretax expenses (income) related to the restructuring programs and the other unusual items were recorded in the Statement of Consolidated Income in the following categories:

                                        1997             1996              1995
                                       -----------------------------------------
Cost of goods sold                     $84              $ 56              $(7)
Restructuring expenses - net                             192               53
                                       ----------------------------------------
Decrease in operating income            84               248               46
Other expense<F1>                                          8               13
                                       -----------------------------------------
TOTAL DECREASE IN INCOME
BEFORE INCOME TAXES                    $84              $256              $59
                                       =========================================

<F1> In 1996 and 1995, other expense includes Solutia's share of restructuring actions undertaken for the Flexsys joint venture.

     Net income was decreased by $53 million, $164 million, and $52 million in 1997, 1996, and 1995, respectively, because of these restructurings and other actions.


5. INVESTMENTS IN AFFILIATES

At December 31, 1997, Solutia's investments in affiliates consisted principally of its 50 percent interests in the Flexsys rubber chemicals joint venture and the Advanced Elastomers Systems, L.P. ("AES") joint venture for which Solutia uses the equity method of accounting. Summarized combined financial information for the Flexsys and AES joint ventures follows:

                                        1997              1996              1995
                                       ------------------------------------------
Results of operations:
Net sales                              $865              $779              $628
Net income                               78                64                 3
Financial position:
Total assets                           $899              $853              $854
Total liabilities                       254               237               290


6. INVENTORY VALUATION

The components of inventories were:

                                         1997            1996
                                       -----------------------
Finished goods                         $ 259            $ 258
Goods in process                          60               47
Raw materials and supplies               148              126
                                       ------------------------
Inventories, at FIFO cost                467              431
Excess of FIFO over LIFO cost           (142)            (140)
                                       ------------------------
TOTAL                                  $ 325            $ 291
                                       =======================

     Inventories at FIFO approximate current cost. The effect of LIFO inventory liquidations was not material in 1997, increased pretax income by $5 million in 1996 and was not material in 1995.


7. INCOME TAXES

The components of income before income taxes were:

                                        1997               1996              1995
                                       -------------------------------------------
United States                          $187               $11               $221
Outside United States                   103                22                 10
                                       -------------------------------------------
TOTAL                                  $290               $33               $231
                                       ===========================================

     The components of income tax expense charged to operations were:

                                        1997             1996             1995
                                       ----------------------------------------
Current:
   U.S. federal                        $36              $ 13              $39
   U.S. state                            7                 2                7
   Outside United States                23                31               13
                                       ----------------------------------------
                                        66                46               59
                                       ----------------------------------------
Deferred:
   U.S. federal                         19               (21)              23
   U.S. state                            2                (1)               3
   Outside United States                11               (23)              (1)
                                       ----------------------------------------
                                        32               (45)              25
                                       ----------------------------------------
TOTAL                                  $98              $  1              $84
                                       ========================================

     Factors causing Solutia's effective tax rate to differ from the U.S. federal statutory rate were:

                                        1997            1996               1995
                                       ----------------------------------------
U.S. federal statutory rate            35%               35%               35%

U.S. state income taxes                 2                 1                 3

Tax benefit of foreign
sales corporation                      (2)              (23)               (4)

Taxes related to foreign income,
net of credits                          -                 3                 4

Income from equity affiliates
recorded net of tax                    (3)              (13)               (1)

Other                                   2                 -                (1)
                                       ----------------------------------------
EFFECTIVE INCOME TAX RATE              34%                3%               36%
                                       ========================================

36

SOLUTIA INC.
------------------------------------------------------------------------------

     Deferred income tax balances were related to:

                                         1997            1996
                                       -------------------------
Property                               $(177)            $(176)
Postretirement benefits                  394               248
Restructuring reserves                    51                92
Environmental liabilities                 80                57
Inventory                                 (2)                4
Other                                     41                77
                                       -------------------------
NET ASSET                              $ 387             $ 302
                                       =========================

     Income taxes and remittance taxes have not been recorded on $33 million in undistributed earnings of subsidiaries, either because any taxes on dividends would be offset substantially by foreign tax credits or because Solutia intends to reinvest those earnings indefinitely. It is not practicable to estimate the tax effect of remitting these earnings to the U.S.


8. DEBT OBLIGATIONS

DEBT MATURING IN ONE YEAR
Debt maturing in one year consisted principally of commercial paper balances, which totaled $190 million as of December 31, 1997. The weighted average interest rate on this debt was 6.99 percent as of December 31, 1997. Interest expense on commercial paper balances, charged to income subsequent to the Spinoff was at a weighted average rate of 5.78 percent.
      As of December 31, 1997, Solutia had a five-year revolving credit facility of $800 million with a syndicate of banks to support its commercial paper. The credit facility is also available for working capital and other general corporate purposes. Interest on amounts borrowed under this credit facility is expected to approximate money market rates.
     The credit agreement contains various covenants that, among other things, restrict the ability of Solutia to merge with another entity and that require Solutia to meet certain leverage and interest coverage ratios. The company does not anticipate that future borrowings will be limited by the terms of this agreement.
     No borrowings were outstanding under this credit facility as of December 31, 1997.


LONG-TERM DEBT
Long-term debt consisted of the following:

                                        1997               1996
                                       -------------------------
6.5% notes due 2002                    $150               $  -
7.375% debentures due 2027              300                  -
6.72% debentures due 2037               150                  -
Unamortized debt discount                (3)                 -
                                       -------------------------
TOTAL                                  $597               $  -
                                       =========================

     The notes and debentures are unsecured obligations. Interest is payable semiannually, on April 15 and October 15 of each year, commencing April 15, 1998. The 2037 debentures may be repaid on October 15, 2004 at the option of the holder. The notes and debentures contain provisions that, among other things, restrict Solutia's ability to create liens against assets and its ability to enter into sale and leaseback transactions.


9. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair value of Solutia's long-term debt as of December 31, 1997, was $605 million. This estimate compares with the recorded amount of $597 million.
     The recorded amounts of cash, trade receivables, third-party guarantees, accounts payable and short-term debt approximate their fair values. The estimated fair value of the company's foreign currency forward contracts approximates their notional amounts.
     Fair values are estimated by the use of quoted market prices, estimates obtained from brokers, and other appropriate valuation techniques based upon information available as of December 31, 1997. The fair-value estimates do not necessarily reflect the values Solutia could realize in the current market.


10. POSTRETIREMENT BENEFITS - PENSIONS

Prior to the Spinoff, Solutia's employees participated in Monsanto's noncontributory pension plans. In conjunction with the Spinoff, Solutia assumed pension liabilities and received related assets from those plans for its active employees and for certain former employees who left Monsanto in earlier years. Solutia's plans are substantially identical to Monsanto's plans. Pension benefits are based on the employee's years of service and/or compensation level. The pension plans are funded in accordance with Solutia's long-range projections of the plans' financial conditions. These projections take into account benefits earned and expected to be earned, anticipated returns on pension plan assets, and income tax and other regulations.
     The company's net pension cost was $28 million in 1997. It consisted of $9 million of net pension costs incurred subsequent to the Spinoff and $19 million of cost allocations from Monsanto. Solutia's net pension cost allocations from Monsanto were $18 million and $1 million in 1996 and 1995, respectively. Separate calculations of the components of Solutia's net pension cost and the funded status of the plans prior to the Spinoff are not available. Subsequent to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

Spinoff, the company's net pension cost was $9 million and its components were as follows:

                                                                   1997
                                                                  ------
Service costs for benefits earned                                  $ 11
Interest cost on benefit obligation                                  52
Assumed return on plan assets<F1>                                   (53)
Amortization of unrecognized net gain                                (1)
                                                                  ------
TOTAL                                                              $  9
                                                                  ======

<F1> Actual return on plan assets was $44 million for the four months ended December 31, 1997.

     The funded status of Solutia's pension plans at year-end was:

                                                                   1997
                                                                --------
PLAN ASSETS AT FAIR VALUE                                        $1,834
                                                                --------
Actuarial present value of plan benefits:
   Vested                                                        $1,538
   Nonvested                                                        107
                                                                --------

Accumulated benefit obligation                                    1,645

Effect of projected future salary increases                         179
                                                                --------
PROJECTED BENEFIT OBLIGATION<F1>                                 $1,824
                                                                --------
Excess of plan assets over
projected benefit obligation                                     $   10

Less:
   Unrecognized initial net gain                                     33
   Unrecognized prior service costs                                (178)
   Additional liability                                              14
   Unrecognized subsequent net gain                                 269
                                                                --------
ACCRUED NET PENSION LIABILITY<F2>                                $  128
                                                                ========

<F1> Included $27 million in 1997 for unfunded plans.
<F2> Included $22 million in 1997 for unfunded plans.

     The accrued net pension liability was included in:

                                                                   1997
                                                                  ------
Postretirement liabilities                                         $136
Less: Other assets                                                    8
                                                                  ------
ACCRUED NET PENSION LIABILITY                                      $128
                                                                  ======

     Included in the preceding table are plan assets and projected benefit obligations for the principal U.S. plan of approximately $1.762 billion and $1.732 billion, respectively, as of December 31, 1997. Plan assets consist principally of common stocks and U.S. government and corporate obligations. Contributions to these plans were neither required nor made in 1997 because Solutia's principal pension plan is adequately funded, using assumed returns.
     The significant actuarial assumptions used to estimate the projected benefit obligation for the company's principal pension plan were as follows:

                                                                   1997
                                                                 -------
Discount rate                                                     7.25%

Assumed long-term rate of return on plan assets                   9.50%

Annual rates of salary increase (for plans
that base benefits on final compensation level)                   4.00%


11. POSTRETIREMENT BENEFITS - HEALTH CARE AND OTHER

In connection with the Spinoff, Solutia assumed retiree medical liabilities for its active employees and for approximately two-thirds of the retired U.S. employees of Monsanto. Solutia's employees participate in benefit programs that provide certain health care and life insurance benefits for retired employees. Substantially all regular, full-time U.S. employees and certain employees in other countries may become eligible for these benefits if they reach retirement age while employed by Solutia. These postretirement benefits are unfunded and are generally based on the employee's years of service and/or compensation level. The costs of postretirement benefits are accrued by the date the employees become eligible for the benefits.
     Solutia's postretirement benefit costs in 1997 were $54 million, which consisted of $23 million of postretirement benefit costs incurred subsequent to the Spinoff and $31 million of cost allocations from Monsanto. Solutia's postretirement benefit cost allocations from Monsanto were $50 million in 1996 and $54 million in 1995. Because of the significant increase in postretirement liabilities assumed in the Spinoff, future postretirement benefit costs are likely to increase when compared to historical amounts. Separate calculations of the components of Solutia's total cost for postretirement benefits and the status of the plans prior to the Spinoff are not available. Subsequent to the Spinoff, the company's postretirement benefit cost was $23 million, and its components were as follows:

                                                                    1997
                                                                   ------
Service costs for benefits earned                                    $ 4
Interest cost on benefit obligation                                   20
Amortization of unrecognized net gain                                 (1)
                                                                   ------
TOTAL                                                                $23
                                                                   ======

     As of December 31, the status of Solutia's postretirement health care and life insurance benefit plans, and employee disability benefit plans was:

                                                                    1997
                                                                   ------
ACCUMULATED BENEFIT OBLIGATION:
   Retirees                                                         $762
   Eligible active employees                                          32
   Other active employees                                            124
                                                                   ------
TOTAL                                                               $918
   Unrecognized benefits from prior service                           27
   Unrecognized subsequent net loss                                  (32)
                                                                   ------
ACCRUED LIABILITY                                                   $913
                                                                   ======

      The accrued liability was included in:

                                                                    1997
                                                                   ------
Miscellaneous accruals                                              $ 91
Postretirement liabilities                                           822
                                                                   ------
ACCRUED LIABILITY                                                   $913
                                                                   ======

SOLUTIA INC.
------------------------------------------------------------------------------

     Postretirement benefit costs were determined using the following rate assumptions:


                                                                  1997
                                                                 ------
Discount rate                                                     7.25%
Initial trend rate for health care costs                          5.00%
Ultimate trend rate for health care costs                         5.00%

     A 1 percent increase in the assumed trend rate for health care costs would have increased the accumulated benefit obligation by $38 million as of December 31, 1997.


12. EMPLOYEE SAVINGS PLANS

For some employee savings plans, employee contributions are matched in part by Solutia. The value of these contributions for Solutia was $10 million in 1997 and $11 million in 1996 and 1995.
     In connection with the Spinoff, Monsanto common stock held by the Monsanto Employee Stock Ownership Plan ("ESOP") and related Monsanto ESOP borrowings were allocated between Solutia and Monsanto. As a result of this allocation, Solutia received 2.4 million shares of Monsanto common stock and assumed $29 million of ESOP debt to third parties. Simultaneously, Solutia created its own ESOP, established a trust to hold the Monsanto shares and issued a $29 million loan to the trust. Proceeds of the loan were used by the trust to repay the assumed third-party debt. Subsequent to the Spinoff, the ESOP trust was required by government regulations to divest its holdings of Monsanto common shares and use the proceeds to acquire Solutia common shares. As of December 31, 1997, Solutia's ESOP trust held approximately 9.9 million shares of Solutia common stock and approximately $21 million of cash.
     A portion of the ESOP shares is allocated each year to employee savings accounts as matching contributions. In 1997, 232,674 shares were allocated to participants' accounts under the plan, leaving 3,700,792 unallocated shares as of December 31, 1997. Unallocated shares held by the ESOP are considered outstanding for earnings per share calculations. Compensation expense is equal to the cost of the shares allocated to participants, less dividends paid on the shares held by the ESOP. Information regarding the ESOP follows:

                                                  1997              1996              1995
                                                 ------------------------------------------
Total ESOP expense                               $  5              $  3              $  5
Interest portion of total ESOP expense              3                 2                 3
Cash contributions                                  -                 -                 -
Dividends paid on ESOP shares held                  -                 -                 -

     For periods prior to the Spinoff, the total Monsanto ESOP expense and the related interest were allocated to Solutia from Monsanto. Cash contributions and dividends paid on ESOP shares for periods prior to the Spinoff were not applicable to the Solutia ESOP.


13. STOCK OPTION PLANS

The Solutia Inc. 1997 Stock-Based Incentive Plan (the "1997 Plan") provides to officers and employees of the company and its subsidiaries incentives directly linked to the price of Solutia's stock. The 1997 Plan is the company's current stock-based incentive plan for management.
     The 1997 Plan authorizes up to 7,800,000 shares of company common stock for grants of non-qualified and incentive stock options, stock appreciation rights, restricted stock awards, and bonus stock awards. Shares used may be either newly issued shares or treasury shares or both. Under the 1997 Plan, the exercise price of a stock option must be no less than the fair market value of the company common stock on the grant date. Additionally, the 1997 Plan provides that the term of any stock option granted under the plan may not exceed ten years. As of December 31, 1997, approximately 3,232,275 shares of company common stock remained available for grants under the 1997 Plan.
     During 1997, non-qualified stock options granted under the 1997 Plan were 1,046,000 to all current executive officers and other senior executives as a group and 3,519,500 shares to all other employees at an exercise price of $19.25 per share. The options granted in September 1997 to the company's executive officers and other senior executives are accelerated performance options. The options granted to the other management employees are time-based. They become exercisable in thirds, one-third on each of the first three anniversaries of the option grant date.
     Certain options granted under Monsanto's stock option plans ("Monsanto Options") to company employees in 1997 prior to the Spinoff were converted into Solutia options with adjustments to preserve their value. In addition, unexercised Monsanto Options granted to Solutia and Monsanto employees prior to 1997 were converted into two awards, one based on Monsanto common stock and one based on Solutia common stock, with the same overall value at the time of the Spinoff as the old award.
     Effective January 1, 1996, Solutia adopted Statement of Financial Accounting Standard ("SFAS") No.123, "Accounting for Stock-Based Compensation." As permitted by the standard, Solutia has elected to continue following the guidance of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for Solutia's option plans. Had the determination of compensation cost for these plans been based on the fair value at the grant dates for awards under these plans, consistent with the method of SFAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

No. 123, Solutia's net income would have been reduced to the pro forma amounts indicated below:

                                                   1997             1996              1995
                                                 -------------------------------------------
NET INCOME:
As reported                                      $ 192             $  32             $ 147
Pro forma                                          159                18               144
EARNINGS PER SHARE, ASSUMING DILUTION:
As reported                                      $1.55             $0.27             $1.27
Pro forma                                        1.29              0.15              1.24

     The resulting compensation expense may not be representative of compensation expense to be incurred on a pro forma basis in future years.
     The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model.
     The following weighted-average assumptions were used to calculate the expense attributable to the company for Monsanto Options granted to company employees in 1997, 1996 and 1995:

                                                   1997              1996            1995
                                                 ------------------------------------------
Expected dividend yield                           0.3%              1.5%             3.0%
Expected volatility                              27.0%             25.0%            20.0%
Risk-free interest rates                          6.3%              6.0%             7.1%
Expected option lives (years)                     4.0               4.0              4.5

     The following weighted-average assumptions were used for grants of Solutia options in 1997:

                                                                   1997
                                                                 -------
Expected dividend yield                                            0.2%
Expected volatility                                               25.0%
Risk-free interest rates                                           5.9%
Expected option lives (years)                                      4.0

     The weighted-average fair values of options granted during 1997 and 1996 were $4.83 and $6.43, respectively.
     A summary of the status of the company's stock option plans for the period subsequent to the Spinoff through December 31, 1997 follows:

                                                                     Outstanding
                                                         -------------------------------------
                                       Exercisable                          Weighted-Average
                                          Shares            Shares           Exercise Price
                                       ------------------------------------------------------
September 1, 1997                      10,269,960        24,122,741             $13.48
                                       ------------------------------------------------------
   Granted                                                4,565,500              19.25
   Exercised                                               (752,102)              9.29
   Expired                                                 (118,411)             16.36
                                       ------------------------------------------------------
DECEMBER 31, 1997                       9,517,858        27,817,728             $14.53
                                       ======================================================

     The following tables summarize information about stock options outstanding as of December 31, 1997:

OPTIONS OUTSTANDING:

                                        Weighted-Average
     Range of                               Remaining           Weighted-Average
 Exercise Prices         Shares         Contractual Life         Exercise Price
---------------------------------------------------------------------------------
     $ 3 to  7          5,627,732           3.6 years                $ 5.73
       8 to 11             55,479           6.9                       10.07
      12 to 15          1,722,939           7.5                       12.63
      16 to 18         15,660,834           7.9                       16.47
      19 to 23          4,750,744           9.0                       19.30
                       ----------------------------------------------------------
     $ 3 to 23         27,817,728           7.2                      $14.53
                       ==========================================================

OPTIONS EXERCISABLE:

         Range of                           Weighted-Average
     Exercise Prices         Shares          Exercise Price
-------------------------------------------------------------
        $  3 to 7          5,623,032              $5.73
          8 to 11             44,729              10.18
         12 to 15          1,098,815              12.16
         16 to 18          2,705,082              16.82
         19 to 23             46,200              19.11
                           ----------------------------------
        $ 3 to 23          9,517,858              $9.71
                           ==================================


14. EARNING PER SHARE

Effective December 31, 1997, Solutia adopted Statement of Financial
Accounting Standards ("SFAS") No. 128, "Earnings per Share." Under this new standard, the presentation of primary and fully diluted earnings per share required by current standards is replaced by basic and diluted earnings per share. Basic earnings per share measures operating performance assuming no dilution from securities or contracts to issue common stock. Diluted earnings per share measures operating performance giving effect to the dilution that would occur when securities or contracts to issue common stock are exercised or converted.
     For periods ended prior to the Spinoff, the number of weighted average shares outstanding and common share equivalents used in the earnings per share calculation was based upon the weighted average number of Monsanto shares outstanding and Monsanto common share equivalents for the applicable period, adjusted for the distribution ratio in the Spinoff of one share of the company's common stock for every five shares of Monsanto common stock.

SOLUTIA INC.
------------------------------------------------------------------------------

     The computation of basic earnings per share is reconciled with diluted earnings per share as follows:

                                                                                       Per-share
1997                                                 Income           Shares             Amount
------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
Net income                                            $192            117.7              $1.63
                                                                                        ========
EFFECT OF DILUTIVE SECURITIES:
Common share equivalents -
common stock issuable upon exercise
of outstanding stock options                                            6.0
                                                    -----------------------
DILUTED EARNINGS PER SHARE                            $192            123.7              $1.55
                                                    ============================================
                                                                                      Per-share
1996                                                Income           Shares             Amount
------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
Net income                                           $ 32            116.2              $0.28
                                                                                       ========
EFFECT OF DILUTIVE SECURITIES:
Common share equivalents -
common stock issuable upon exercise
of outstanding stock options                                           3.6
                                                   -----------------------
DILUTED EARNINGS PER SHARE                           $ 32            119.8              $0.27
                                                   ============================================

                                                                                     Per-share
1995                                               Income           Shares             Amount
------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
Net income                                           $147            113.5              $1.30
                                                                                       ========
EFFECT OF DILUTIVE SECURITIES:
Common share equivalents -
common stock issuable upon exercise
of outstanding stock options                                           2.6
                                                   -----------------------
DILUTED EARNINGS PER SHARE                           $147            116.1              $1.27
                                                   ============================================


15. CAPITAL STOCK

The company's board of directors declared a dividend of one preferred stock purchase right on each share of the company's common stock issued in the distribution of shares by Monsanto to its stockholders on the effective date of the Spinoff. If a person or group acquires beneficial ownership of 20 percent or more, or announces a tender offer that would result in beneficial ownership of 20 percent or more, of the company's outstanding common stock, the rights become exercisable and for every right held, the owner will be entitled to purchase one one-hundredth of a share of a series of preferred stock for $125. If Solutia is acquired in a business combination transaction while the rights are outstanding, for every right held, the holder will be entitled to purchase, for $125, common shares of the acquiring company having a market value of $250. In addition, if a person or group acquires beneficial ownership of 20 percent or more of the company's outstanding common stock, for every right held, the holder (other than such person or members of such group) will be entitled to purchase, for $125, a number of shares of the company's common stock having a market value of $250. Furthermore, at any time after a person or group acquires beneficial ownership of 20 percent or more (but less than 50 percent) of the company's outstanding common stock, the board of directors may, at its option, exchange part or all of the rights (other than rights held by the acquiring person or group) for shares of the company's common stock on a one share-for-every-one-right basis. At any time prior to the acquisition of such a 20 percent position, the company can redeem each right for $0.01. The board of directors is also authorized to reduce the aforementioned 20 percent thresholds to not less than 10 percent. The rights expire in the year 2007.
     The company has 10 million shares of preferred stock, par value $0.01 per share, authorized. As of December 31, 1997, there were no preferred shares issued or outstanding.


16. COMMITMENTS AND CONTINGENCIES

Commitments, principally in connection with uncompleted additions to property, were approximately $21 million as of December 31, 1997. Solutia was contingently liable as a guarantor for bank loans totaling approximately $12 million as of December 31, 1997. Monsanto was contingently liable as a guarantor for bank loans and discounted customers' receivables relating to Solutia totaling approximately $16 million as of December 31, 1996. Solutia's future minimum payments under noncancelable operating leases and unconditional purchase obligations are $23 million for 1998, $17 million for 1999, $12 million for 2000, $8 million for 2001, $41 million for 2002, and $15 million thereafter.
     Solutia has entered into agreements with customers to supply a guaranteed quantity of certain products annually at prices specified in the agreements. In return, the customers have advanced funds to Solutia to cover the costs of expanding capacity to provide the guaranteed supply. Solutia has recorded the advances as deferred credits and amortizes the amounts to income as the customers purchase the products. At December 31, 1997, the unamortized deferred credits were approximately $59 million.
     The more significant concentrations in Solutia's trade receivables at year-end were:

                                        1997              1996
                                       ------------------------
U.S. chemical industry                 $130              $129
U.S. carpet industry                     73                79
European chemical industry               41                36

     Management does not anticipate losses on its trade receivables in excess of established allowances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

     Solutia's Statement of Consolidated Financial Position included accrued liabilities of $217 million and $150 million as of December 31, 1997 and 1996, respectively, for the remediation of identified waste disposal sites. Expenditures related to remediation activities were $39 million in 1997, $59 million in 1996, and $68 million in 1995. Solutia recorded charges of approximately $34 million ($22 million aftertax) in the fourth quarter of 1997 to increase its environmental reserves. This action was required in order to reflect revised estimates for changed circumstances relating to the ultimate outcome of previously known environmental matters. These revised estimates were based upon further discussions with environmental authorities and the availability of new information from recently completed environmental studies. These events and activities help to define better and to quantify the company's ultimate liability for these matters.
     Effective January 1, 1997, Solutia adopted the American Institute of Certified Public Accountants' Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." SOP 96-1 establishes authoritative guidance regarding the recognition, measurement and disclosure of environmental remediation liabilities. A charge of approximately $10 million ($6 million aftertax) was recorded in the first quarter of 1997 associated with the adoption of SOP 96-1. The timing of this charge was predicated upon an application of SOP 96-1 in which liabilities arising under the Resource Conservation and Recovery Act ("RCRA") should be recorded when a RCRA corrective measures study ("CMS") is completed. Subsequently, the company reassessed its application of SOP 96-1 and concluded that these liabilities would be recorded over a continuum of events leading up to and including a CMS. As a result, the company recorded in the fourth quarter of 1997 additional charges of approximately $38 million ($24 million aftertax) associated with these RCRA environmental liabilities.
     Uncertainties related to all of the company's environmental liabilities are evolving government regulations, the method and extent of remediation and future changes in technology. Because of these uncertainties, the company estimates that potential future expenses associated with these liabilities could be an additional $20 million to $30 million. Although the ultimate costs and results of remediation of contaminated sites cannot be predicted with certainty, they are not expected to result in a material adverse effect on Solutia's consolidated financial position, liquidity, or profitability in any one year.
     Monsanto is a party to a number of lawsuits and claims relating to Solutia, for which Solutia has assumed responsibility in the Spinoff and which Solutia intends to defend vigorously. Such matters arise out of the normal course of business and relate to product liability, government regulation, including environmental issues, and other issues. Certain of the lawsuits and claims seek damages in very large amounts. Although the results of litigation cannot be predicted with certainty, management's belief, based upon the advice of Solutia's counsel, is that the final outcome of such litigation will not have a material adverse effect on Solutia's consolidated financial position, profitability or liquidity in any one year, as applicable.


17. SUPPLEMENTAL DATA

Supplemental income statement data were:

                                                   1997               1996              1995
                                                 --------------------------------------------
Raw material and energy costs                    $1,102             $1,059             $929

Employee compensation and benefits                  746                715              794

Current income and other taxes                      149                134              152

Rent expense                                         28                 29               31

Technological expenses:
   Research and development                          60                 81               77
   Engineering, commercial
   development and patent                            27                  7               18
                                                 --------------------------------------------
Total technological expenses                         87                 88               95

Interest expense:
   Total interest cost                               49                 41               42
   Less capitalized interest                          8                  5                6
                                                 --------------------------------------------
Net interest expense                                 41                 36               36

Currency losses including equity in
affiliates' currency gains and losses                 6                  2                3


18. SEGMENT AND GEOGRAPHIC DATA

Effective December 31, 1997, Solutia adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," which redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The required disclosures follow. As permitted by the standard, information for years prior to 1997 was not restated to conform to the new disclosure requirements because it was impracticable to do so. Solutia reported one segment prior to the adoption of SFAS No. 131.
     Solutia has three reportable segments: Chemicals, Fibers, and Polymers & Resins. The Chemicals segment produces intermediate chemicals used in other finished products, phosphorus-based products used in food and beverages and personal care products, and specialty fluids and lubricants. The Fibers segment produces Acrilan(R) acrylic fibers used in apparel, cloth and brake fibers; nylon carpet fibers for residential and contract markets; and industrial-strength nylon fibers used in tire and other industrial applications. The Polymers & Resins segment produces Saflex(R) plastic interlayer used in automotive and architectural applications, specialty resins used in paints and adhesives, polymer modifiers and plasticizers used in flooring products, sealants, caulks, and adhesives, and Vydyne(R) for engineering thermoplastics and nylon 6,6 polymers for fiber applications.

SOLUTIA INC.
------------------------------------------------------------------------------

     Solutia's reportable segments are groupings of the company's ten business units, which are managed to focus on key technological strengths of polymer chemistry, phosphorus chemistry, fiber technology, and process engineering expertise. Business units sharing similar economic characteristics and similarities in the areas of products, production processes, types of customers, and methods of distribution were aggregated.
     Accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2. However, segment profit only reflects the operating expenses that are directly attributable to the segment. Unallocated service costs are managed centrally and primarily include costs of technology, engineering and manufacturing services that are provided to the segments. These amounts also include corporate administration costs. The company accounts for intersegment sales at agreed upon transfer prices. Intersegment sales are eliminated in consolidation. Segment assets consist primarily of customer receivables, finished goods inventories, and fixed assets directly associated with the production processes of the segment ("direct fixed assets"). Segment depreciation and amortization is based upon direct fixed assets. Unallocated assets consist primarily of deferred taxes, certain investments in equity affiliates, and indirect fixed assets.

     Solutia's 1997 segment information follows:


                                                                    Net          Intersegment        Depreciation
SEGMENT:                                                           Sales             Sales        and Amortization
                                                                ---------------------------------------------------
Chemicals                                                         $  965            $   18              $ 37
Fibers                                                               979                 -                26
Polymers & Resins                                                  1,041                 5                41
                                                                ---------------------------------------------------
SEGMENT TOTALS                                                     2,985                23               104

RECONCILIATION TO CONSOLIDATED TOTALS:
Elimination of intersegment sales                                    (23)              (23)
Other revenues                                                         7
Unallocated depreciation and amortization                                                                 38
                                                                ---------------------------------------------------
CONSOLIDATED TOTALS                                               $2,969            $    -              $142
                                                                ===================================================
                                                                                                       Capital
SEGMENT:                                                           Profit            Assets          Expenditures
                                                                ---------------------------------------------------
Chemicals                                                         $  231            $  601              $ 50
Fibers                                                               161               400                33
Polymers & Resins                                                    272               571                55
                                                                ---------------------------------------------------
SEGMENT TOTALS                                                       664             1,572               138

RECONCILIATION TO CONSOLIDATED TOTALS:
Less unallocated service costs included in:
Cost of goods sold                                                  (148)
Marketing, administrative and technological expenses                (226)
Equity earnings from affiliates                                       31
Interest expense                                                     (41)
Other income (expense) - net                                          10
                                                                ---------
INCOME BEFORE INCOME TAXES                                        $  290
                                                                =========
Unallocated assets and capital expenditures                                          1,196                27
                                                                                  ---------------------------------
CONSOLIDATED TOTALS                                                                 $2,768              $165
                                                                                  =================================


     Solutia's geographic information for 1997 follows:

                                                                                      Net            Long-Lived
SEGMENT:                                                                             Sales             Assets
                                                                                  ---------------------------------
U.S.                                                                                $2,030              $803
Other countries                                                                        939               120
                                                                                  ---------------------------------
CONSOLIDATED TOTALS                                                                 $2,969              $923
                                                                                  =================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------


19. QUARTERLY DATA - UNAUDITED

                                                                  First      Second       Third       Fourth     Total
                                                                 Quarter     Quarter     Quarter      Quarter     Year
                                                      -----------------------------------------------------------------
Net Sales                                              1997       $ 719       $ 770       $ 749      $  731     $2,969
                                                       1996         705         749         753         770      2,977
Gross Profit                                           1997         176         189         173         115        653
                                                       1996         160         175         200         117        652
Operating Income (Loss)                                1997          95          97          88          10        290
                                                       1996          56          62          96        (181)        33
Net Income (Loss)                                      1997          65          62          56           9        192
                                                       1996          36          47          61        (112)        32
Earnings (Loss) per Share                              1997        0.56        0.52        0.47        0.08       1.63
                                                       1996        0.31        0.41        0.52       (0.96)      0.28
Earnings (Loss) per Share, assuming dilution           1997        0.54        0.51        0.44        0.06       1.55
                                                       1996        0.30        0.39        0.51       (0.93)      0.27

     In the first quarter of 1997, net income included an aftertax charge of $6 million associated with the adoption of SOP 96-1 for environmental reserves at operating locations. Net income in the second quarter of 1997 included an aftertax charge of $6 million for environmental-related litigation at the Brio Superfund site and $5 million of aftertax reversals of excess restructuring reserves from prior years. In the fourth quarter of 1997, net income included aftertax charges totaling $46 million related to changes in estimates for environmental remediation liabilities.
     Net income for the fourth quarter of 1996 included an aftertax charge of $164 million for restructuring and other actions.

SOLUTIA INC.
------------------------------------------------------------------------------

FINANCIAL SUMMARY
(Dollars in millions, except per share)

                                                       Unaudited Pro Forma <F1>                  Historical
                                                      -------------------------- -------------------------------------------
OPERATING RESULTS:                                         1997     1996         1997       1996     1995     1994     1993
----------------------------------------------------------------------------------------------------------------------------
NET SALES<F2>                                            $2,960   $2,962         $2,969   $2,977   $2,964   $3,097   $3,028

GROSS PROFIT                                                647      649            653      652      721      729      699
   As percent of net sales                                   22%      22%            22%      22%      24%      24%      23%
MARKETING, ADMINISTRATIVE AND
TECHNOLOGICAL EXPENSES                                      393      420            363      427      410      439      438
   As percent of net sales                                   13%      14%            12%      14%      14%      14%      14%
OPERATING INCOME<F3>                                        254       37            290       33      258      256      300
   As percent of net sales                                    9%       1%            10%       1%       9%       8%      10%
INCOME BEFORE INCOME TAXES                                  235        9            290       33      231      228      290
NET INCOME<F4>                                              157       17            192       32      147      149      192
   As percent of net sales                                    5%      <1%             6%       1%       5%       5%       6%

SHARE DATA:
----------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE<F5>                                   $ 1.33   $ 0.15         $ 1.63   $ 0.28   $ 1.30   $ 1.30   $ 1.61

EARNINGS PER SHARE, ASSUMING DILUTION<F5>                  1.27     0.14           1.55     0.27     1.27     1.27     1.59

DIVIDENDS PER SHARE                                                                0.01

COMMON STOCK PRICE:
     HIGH                                                     -        -         27 3/4        -        -        -        -
     LOW                                                      -        -       18 11/16        -        -        -        -
     CLOSE                                                    -        -       26 11/16        -        -        -        -

PRICE/EARNINGS RATIO ON YEAR-END STOCK PRICE                  -        -             17        -        -        -        -

NUMBER OF REGISTERED STOCKHOLDERS                             -        -         57,894        -        -        -        -

YEAR-END SHARES OUTSTANDING (IN THOUSANDS)                    -        -        117,408        -        -        -        -

SHARES REPURCHASED (IN THOUSANDS)                             -        -          1,570        -        -        -        -

AVERAGE DAILY TRADING VOLUME (IN THOUSANDS)                   -        -          1,053        -        -        -        -

OTHER DATA:
----------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE<F6>                                     $   60   $   64         $   41   $   36    $  36   $   29   $   19

INCOME TAXES                                                 78       (8)            98        1       84       79       98

DEPRECIATION AND AMORTIZATION                               142      166            142      166      162      219      224

TOTAL ASSETS                                                  -    2,660          2,768    2,483    2,462    2,435    2,491

CAPITAL EXPENDITURES                                          -        -            165      192      179      187      179

INTERCOMPANY CHARGES<F7>                                      -        -             12       85       72       69       61

LONG-TERM DEBT<F6>                                            -        -            597        0        0        0        0

EMPLOYEES (YEAR-END)                                          -        -          8,800        -        -        -        -

<F1> The unaudited pro forma financial information is presented for illustrative purposes only. It may not be indicative of the results that would have been obtained had the Spinoff and the company's 1997 debt offering actually occurred on the dates assumed, nor is it indicative of the future consolidated results of operations.
<F2> Net sales for the company included $140 million in 1995, $400 million in
     1994 and $407 million in 1993 for its rubber chemicals business. In
     May 1995, this business was contributed by Monsanto to the Flexsys L.P. joint venture.
<F3> Operating income includes (charges) credits for restructuring and other actions of $(84) million in 1997, $(248) million in 1996, $(46) million in 1995, $(34) million in 1994 and $43 million in 1993. In addition, operating income in 1993 includes $25 million for the company's rubber chemicals business. Operating income for this business was not significant in 1994 and 1995.
<F4> Net income includes (charges) credits for restructuring and other actions of $(53) million, or $(0.43) per share in 1997, $(164) million, or $(1.37) per share in 1996, $(52) million, or $(0.45) per share in 1995,
     $(21) million, or $(0.18) per share in 1994, and $26 million, or $0.22 in 1993.
<F5> For periods ended prior to the Spinoff, the number of Monsanto weighted average shares outstanding and common share equivalents were adjusted for the distribution ratio in the Spinoff of one share of Solutia's common stock for every five shares of Monsanto common stock.
<F6> Monsanto used a centralized approach to cash management and the financing of its operations. As a result, cash and cash equivalents and debt were not allocated to the company in the historical financial statements. Interest expense was allocated to the company in the company's consolidated financial statements to reflect the company's pro rata share of the financing structure of Monsanto.
<F7> Prior to the Spinoff, Monsanto provided certain general and administrative services to the company, including finance, legal, treasury, information systems and human resources. The cost of these services was allocated to the company based upon the percentage relationship between the net assets utilized in the company's operations and Monsanto's total net assets, as well as other methods which management believes to be reasonable.