Form 10-K405, Exhibit 13
period 1998-12-31
SOLUTIA INC
filed 1999-03-16
CIK 1043382

1998
MANAGEMENT REPORT

Management is responsible for the integrity, objectivity and preparation of Solutia Inc.'s consolidated financial statements and all of the related information appearing in this annual report. The statements have been prepared in accordance with generally accepted accounting principles. Where necessary, this information reflects estimates that are based upon currently available information and management's judgments.

     Management is also responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance that Solutia's assets are safeguarded against material loss from unauthorized use or disposition and that authorized transactions are properly recorded to permit the preparation of accurate financial information. Cost/benefit judgments are an important consideration in this regard. The effectiveness of internal controls is maintained by careful personnel selection and thorough training, division of responsibilities, establishment and communication of policies, and ongoing internal review programs and audits.

     Management believes that Solutia's system of internal accounting controls as of and for the period ended December 31, 1998, was effective and adequate to accomplish the objectives described above.


/s/ Robert G. Potter

Robert G. Potter
Chairman and Chief Executive Officer


/s/ Robert A. Clausen

Robert A. Clausen
Senior Vice President and Chief Financial Officer


February 24, 1999



AUDIT AND FINANCE COMMITTEE REPORT

The Audit and Finance Committee, composed of non-employee directors, met six times during 1998. The committee reviews and monitors the company's internal controls, financial reports, and accounting practices as well as the scope and extent of the audits performed by both the independent and internal auditors. The committee also recommends to the full Board the selection of Solutia's principal independent auditors, and it approves in advance all significant audit and nonaudit services provided by these auditors. Deloitte & Touche LLP was appointed independent auditor to examine, and to express an opinion as to the fair presentation of, the consolidated financial statements. The Deloitte & Touche LLP report follows.

     The internal and principal independent auditors meet with the committee, with and without management representatives present, to discuss the results of their examination, the adequacy of the company's internal accounting controls, and the quality of the company's financial reporting. The Audit and Finance Committee also reviews and monitors the company's financial policies, including planning and structure, so that they conform to the company's requirements for growth and sound operation.

     The Audit and Finance Committee has reviewed the financial section of this annual report. Pursuant to the recommendation of the committee, the board of directors has approved the financial section.


/s/ Frank A. Metz Jr.

Frank A. Metz Jr.
Chairman, Audit and Finance Committee

February 24, 1999

18  SOLUTIA INC. 1998 ANNUAL REPORT

1998
REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Solutia Inc.:

We have audited the accompanying statements of consolidated financial position of Solutia Inc. and subsidiaries as of December 31, 1998 and 1997, and the related statements of consolidated income, shareholders' equity (deficit), and cash flow for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Solutia Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

     As discussed in Note 16 to the financial statements, in 1997, the company changed its method of accounting for environmental obligations under the Resource Conservation and Recovery Act.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
St. Louis, Missouri

February 24, 1999

                                    SOLUTIA INC. 1998 ANNUAL REPORT  19

1998
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Solutia Inc. is an international producer and marketer of a range of high-performance chemical-based materials that are used by its customers to make consumer, household, automotive, and industrial products. These products include nylon and acrylic fibers, intermediates, Saflex(R) plastic interlayer, phosphorus derivatives, and specialty chemicals.

     Solutia's strategic focus is built on key strengths, including polymer chemistry, fiber technology, process engineering expertise, technical service, and customer problem solving. These strengths are used in various combinations to create value-added products in three operating segments:

* CHEMICALS - comprised of the intermediates, phosphorus derivatives, and industrial products business units;

* FIBERS - comprised of carpet fibers, nylon industrial fibers, and Acrilan(R) acrylic fibers business units, and;

* POLYMERS & RESINS - comprised of Saflex(R) plastic interlayer, nylon plastics & polymers, resins, and polymer modifier business units.

     During 1998, the Chemicals, Fibers and Polymers & Resins segments accounted for approximately 31 percent, 34 percent and 35 percent, respectively, of the company's consolidated net sales. Solutia reported all of these businesses as one segment prior to its adoption of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective December 31, 1997. As permitted by this standard, information for years prior to 1997 was not restated to conform to the new disclosure requirements because it was impractical to do so. Therefore, the discussion of the company's results for periods prior to 1997 has been prepared on the basis of one segment.

     Prior to September 1, 1997, the businesses that form the company were wholly owned by Monsanto Company ("Monsanto"). On September 1, 1997, Monsanto distributed all of the outstanding shares of common stock of the company as a dividend to Monsanto stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of the company's common stock for every five shares of Monsanto common stock held of record as of August 20, 1997. As a result of the Spinoff, the company became an independent publicly held company listed on the New York Stock Exchange and its operations ceased to be owned by Monsanto. Monsanto and Solutia entered into a number of agreements with respect to the separation of the companies and to provide mechanisms for an orderly transition following the Spinoff.

     Financial data included in the company's consolidated financial statements for periods prior to the Spinoff were prepared on a basis that reflected an estimate of what the historical assets, liabilities, and operations would have been if Solutia had been organized as a separate legal entity, owning certain net assets of Monsanto. Management believes that the assumptions underlying these financial statements are reasonable. These historical consolidated financial statements, however, may not necessarily reflect the results of operations, cash flows, or financial position of the company in the future, or what the results of operations, cash flows, or financial position would have been had the company been a separate stand-alone public entity.

     For periods after the Spinoff, Solutia's consolidated financial statements have been prepared on a basis that reflects the historical value of the assets, liabilities, and operations of the businesses that were contributed to Solutia by Monsanto. See Note 1 of the "Notes to Consolidated Financial Statements" for a detailed discussion of the basis of presentation used in the preparation of Solutia's consolidated financial statements.

     Solutia achieved impressive 1998 financial results in its first full year as an independent company. Financial performance in 1998 reflected management's focus on earnings per share growth and cash flow generation. The improvement over 1997 in earnings per share resulted principally from lower average raw material costs, lower environmental charges, and other cost reductions, partially offset by lower average selling prices. Cash flow also benefited from improved working capital management. During 1998, the company used its strong financial performance to repay all of its short-term debt, to reinvest in itself through share repurchases, and to prepare for the future through capital projects that will lead to further cost reductions. The following section provides a detailed discussion of Solutia's results of operations for 1998 and 1997.

RESULTS OF OPERATIONS

1998 COMPARED WITH 1997

Net sales for 1998 were $2.84 billion, down 5 percent from $2.97 billion in 1997. The decline was principally due to lower average selling prices. However, operating income for 1998 increased 33 percent due to lower average raw material costs, which directly offset average selling price declines, lower environmental charges, and other cost reductions in all segments, primarily related to personnel costs.

CHEMICALS SEGMENT
Net sales for Solutia's Chemicals segment declined by 8 percent during 1998 as compared to 1997 due to lower average selling prices in the segment's intermediates business and lower sales volumes in the intermediates and phosphorus derivatives businesses. Net sales for the industrial products business were essen-


20  SOLUTIA INC. 1998 ANNUAL REPORT
tially unchanged from 1997. Average selling price declines in intermediates were caused primarily by sales contracts that contain formula pricing tied to the cost of the raw material components of its products. During 1998, the costs of certain key raw material feedstocks fell, resulting in lower average selling prices. Lower phosphorus derivative volumes were caused by competitor price reduction actions.

     The segment's lower net sales were partially offset by lower raw material and other costs which resulted in a net 2 percent decline in segment profit. However, segment profit for 1998 as a percentage of net sales was 26 percent compared with 1997's 24 percent due to other cost reductions.

     During 1998, Solutia announced that it was reviewing options for its phosphorus derivatives business that included sale, alliance or joint venture. Based on discussions with interested potential buyers, the company is primarily pursuing the sale of the business but is still considering all alternatives. Discussions with interested parties are continuing.

FIBERS SEGMENT
Net sales for 1998 in the Fibers segment were down slightly as compared with 1997 results as higher sales volumes in the carpet business were offset by lower average selling prices in all segment businesses and by lower Acrilan(R) acrylic fiber volumes. The improvement in carpet volumes was due to strong builder and commercial sales and new introductions of Wear-Dated(R) brand products. Price reductions in the Fibers segment were caused by competitive pressures on carpet staple despite a first quarter 1998 price increase, and lower pricing of Acrilan(R) acrylic fibers to maintain competitiveness, where desirable, in the business's export and domestic markets. For both the carpet and Acrilan(R) acrylic fiber products, the majority of the average selling price declines occurred during the second half of the year. Year-over-year price declines caused by lower priced imports also affected the nylon industrial products. Volume reductions in the Acrilan(R) acrylic fiber business occurred primarily in the second half of 1998 as weak economic conditions in Asia caused producers to reduce selling prices in all regions and to increase volumes of products shipped to other world areas.

     Profit for the Fibers segment increased significantly on carpet volume increases, reduced raw material costs, and other cost reductions, which more than offset the decline in average selling prices. As the result of these items, Fibers segment profit as a percentage of net sales increased to 21 percent in 1998 from 16 percent in 1997.

POLYMERS & RESINS SEGMENT
Net sales for the Polymers & Resins segment declined 5 percent primarily as the result of softer pricing and lower volumes. Lower average selling prices were felt most significantly by the company's Saflex(R) plastic interlayer unit and, to a lesser extent, by the resins business as Solutia responded to competitor price reductions to maintain market share. Lower volumes occurred in the nylon plastics and polymers business and resulted from lower sales of textile polymer. This volume decline was partially offset by increased volumes in the resins business.

     1998 profit for the Polymers & Resins segment was flat as compared to 1997. Reduced raw material and other cost reductions offset the effect of the lower net sales discussed above and changeover costs at the Saflex(R) plastic interlayer production sites as they expanded production of the new Saflex IIIG(TM) plastic interlayer product. However, segment profit as a percentage of net sales increased to 27 percent for 1998 from 26 percent for 1997 as the result of the other cost reductions.

OPERATING INCOME
Solutia's operating income for 1998 increased by 33 percent over 1997 due to lower environmental charges, discussed below, and higher segment profit. Marketing, administrative and technological expenses were essentially unchanged in 1998 as compared to 1997. However, the comparison of operating income between 1998 and 1997 was affected by several unusual items related to reversals of excess restructuring reserves, inventory charges, the adoption of new accounting standards and environmental-related charges.

     During 1998 and 1997, Solutia reversed excess restructuring reserves to adjust downward the recorded amounts as a result of reduced cost estimates. A reversal of $3 million ($2 million aftertax, or $0.02 per share) was made in the second quarter of 1998 due to lower cost estimates to complete the shutdown of certain facilities included in the 1996 plan. Reversals made in the third quarter 1998 and fourth quarter 1998 of $3 million ($2 million aftertax, or $0.02 per share) and $3 million ($2 million aftertax, or $0.02 per share), respectively, were due to lower cost estimates to implement the company's employment reduction plans. These lower cost estimates were due to higher than anticipated attrition that has reduced employment levels without additional cost to the company. The 1997 reversal of $8 million ($5 million after tax, or $0.04 per share) occurred in the second quarter and became excess as the result of lower exit costs associated with the sale and closure of certain nonstrategic facilities included in the 1995 restructuring actions.

     Operating income for 1998 was also affected by inventory charges of $4 million ($3 million aftertax, or $0.03 per share) in the third quarter and $6 million ($4 million aftertax, or $0.04 per share) in the fourth quarter. The third quarter charge was taken to reduce certain slow-moving inventories to their net realizable values. The fourth quarter charge was primarily caused by losses on the disposition of certain non-salable inventories.

                                    SOLUTIA INC. 1998 ANNUAL REPORT  21

     Operating income for 1998 also included stand-alone expenses for certain general and administrative services that were provided by Monsanto during 1997. As discussed in Note 1 of the "Notes to the Consolidated Financial Statements," Monsanto provided these services prior to the Spinoff under a cost allocation arrangement. If Solutia had operated as a stand-alone entity for all of 1997, management estimates that general and administrative service expenses would have been higher by approximately $13 million in order to reflect the cost of replacing the services represented by these allocations.

     Operating income in 1997 was affected by the adoption of new accounting standards and environmental-related charges taken in the first, second and fourth quarters. The first quarter charge of $10 million ($6 million aftertax, or $0.05 per share) was associated with the adoption of American Institute of Certified Public Accountants' Statement of Position ("SOP") No. 96-1, "Environmental Remediation Liabilities." The second quarter charge of $10 million ($6 million aftertax, or $0.05 per share) was caused by environmental-related litigation associated with the Brio Superfund site near Houston, Texas. The fourth quarter charge of $72 million ($46 million aftertax, or $0.37 per share) was associated with environmental remediation liability changes. These charges are discussed further in Note 16 of the "Notes to Consolidated Financial Statements."

EQUITY EARNINGS FROM AFFILIATES
Equity Earnings from Affiliates were lower for 1998 as compared to 1997 primarily due to the lower earnings from the company's Quimica "M" S.A. de C.V. ("Quimica") joint venture and the Flexsys, L.P. ("Flexsys") joint venture in which Solutia has 49 percent and 50 percent ownership interests, respectively. Quimica was adversely affected by changeover costs for production of Saflex IIIG(TM) plastic interlayer and the devaluation of the Mexican peso. Flexsys experienced lower earnings due to start-up costs and operational difficulties associated with the joint venture's new PPD2 facility. The PPD2 unit produces 4-amino-diphenylamine, a product that extends the life of rubber products.

ECONOMIC CONDITIONS
Solutia is affected by economic conditions, particularly those in the domestic housing industry, the domestic and international automotive industries and the domestic and international textile industries. Each of these industries is cyclical. Global competition and weakened general economic conditions in certain world areas have led to declining average selling prices. These factors are expected to result in continued downward pressure on prices. However, these conditions also exert downward pressure on the prices of many of the company's purchased major raw materials. Average selling prices and sales volumes to the domestic carpet industry are also affected by that industry's ongoing mill consolidation, consumer trends toward alternative flooring materials, and competition from lower-priced polyester staple.

1997 COMPARED WITH 1996

In 1997, the company's net sales of $2.97 billion were down slightly when compared with net sales of $2.98 billion in 1996. The decrease was principally attributed to the effects of unfavorable currency exchange rates, and was partially offset by approximately $12 million of higher sales volumes. The effect of higher average selling prices was minimal. Sales volumes increased for the nylon plastics and polymers and the Saflex(R) plastic interlayer business units. These increases were principally the result of higher demand. These sales increases were offset by the combination of unfavorable currency exchange rates and lower sales volumes of intermediates and carpet staple. The use of alternative floor coverings and competition from lower priced polyester staple had a negative effect on sales into the residential carpet market. Combined net sales of the other business units decreased slightly compared with net sales in 1996. While currency exchange rates had a negative effect on Solutia's net sales in 1997, the effect on the company's 1997 operating income was minimal because ex-U.S. sales are sourced primarily from ex-U.S. operations.

     Solutia's operating income in 1997 increased significantly from operating income in 1996. However, operating income was affected by unusual items in both years. In 1997, operating income included a first quarter charge of $10 million ($6 million aftertax, or $0.05 per share) associated with the adoption of SOP 96-1, "Environmental Remediation Liabilities," which is further discussed in Note 16 of the "Notes to Consolidated Financial Statements." Operating income in the second quarter of 1997 included a charge of $10 million ($6 million aftertax, or $0.05 per share) for environmental-related litigation associated with the Brio Superfund site near Houston, Texas. In addition, operating income in the second quarter of 1997 included $8 million ($5 million aftertax, or $0.04 per share) of reversals of excess restructuring reserves from prior years. The excess was primarily the result of lower exit costs associated with the sale and closure of nonstrategic facilities included in 1995 restructuring actions. Operating income in the fourth quarter of 1997 included charges of $72 million ($46 million aftertax, or $0.37 per share) associated with environmental remediation liability changes. These charges are discussed further in Note 16 of the "Notes to Consolidated Financial Statements."

     Operating income in 1996 included a net charge of $248 million ($156 million aftertax, or $1.30 per share) for restructuring and other actions, primarily for the costs of work force reductions, asset write-offs, and facility rationalizations.

22  SOLUTIA INC. 1998 ANNUAL REPORT

     The increase in operating income in 1997 can be attributed primarily to the effect of cost reductions. The cost reductions were realized principally through the restructuring actions that were taken during 1997. Significant progress was made on this restructuring plan. During 1997, employment was reduced by approximately 600 people. The effect of these cost savings was the primary driver behind the reductions in the company's marketing and administrative expenses in 1997. In addition, Solutia's operations in 1997 received lower cost allocations from Monsanto. As further described in Note 1 of the "Notes to Consolidated Financial Statements," on April 1, 1997, Monsanto discontinued its allocations of corporate expenses for general and administrative services that it had been providing previously. Solutia's 1997 administrative expenses consisted of three months of Monsanto allocations and nine months of stand-alone staff expenses. If Solutia had operated as a stand-alone entity in 1996 and 1997, management estimates that general and administrative services would have been lower by approximately $39 million in 1996 and higher by $13 million in 1997 in order to reflect the cost of replacing the services represented by these allocations.

     The increase in Earnings from Equity Affiliates was driven by the Flexsys and Advanced Elastomer Systems, L.P. joint ventures. Solutia's share of the combined 1997 earnings for these ventures increased approximately 40 percent over the combined earnings from these ventures in 1996. Solutia has a 50 percent ownership interest in each of these joint ventures.

LIQUIDITY AND CAPITAL RESOURCES

Solutia has historically generated sufficient cash from operations to more than fund its capital needs. Capital expenditures for 1998 were $158 million. These expenditures were used to fund various cost reduction, maintenance and capacity expansion projects. The company expects that its capital requirements will be approximately $300 million in 1999, and $200 million to $250 million in 2000, principally as a result of capacity expansion and cost reduction projects. Approximately $216 million of these estimated capital requirements were committed at December 31, 1998. A portion of these capital expenditures will be funded from advance payments received from third parties participating in these projects. Third party payments received during 1998 totaled $76 million.

     Solutia's working capital as of December 31, 1998, increased to $259 million from $106 million at December 31, 1997, primarily because strong cash flow from operations facilitated the repayment of short-term debt.

     In the third quarter of 1998, Solutia completed the pay-down of the approximately $429 million of short-term debt that had been refinanced shortly after the Spinoff. Short-term debt balances were reduced by $190 million during 1998. At December 31, 1998, Solutia had a five-year revolving credit facility of $800 million with a syndicate of banks to support its commercial paper.

     The credit facility is also available for working capital and other general corporate purposes. No borrowings were outstanding under this credit facility as of December 31, 1998. This credit facility gives Solutia the financing flexibility to take advantage of investment opportunities that may arise and to satisfy future funding requirements.

     As of December 31, 1998, Solutia had a shareholders' deficit of $7 million. Shareholders' deficit was reduced significantly during 1998 by the company's net income, but was partially offset by share repurchases. The company's shareholders' deficit at December 31, 1997 of $131 million resulted primarily from the assumption of $1.029 billion of debt and $1.018 billion of postretirement liabilities from Monsanto in conjunction with the 1997 Spinoff.

     During the third quarter of 1998, the company completed the 5 million common share repurchase program that was authorized in September 1997. On October 1, 1998, Solutia announced that the board of directors had authorized a second 5 million share repurchase program. The company expects to complete this second program by the end of 1999. Shares repurchased under both programs during 1998 totaled 5.5 million, at a cost of $140 million. In addition, shares repurchased during 1998 for Solutia's compensation and benefits programs were approximately 0.7 million shares at a cost of approximately $21 million.

     The company believes that its cash flow from operations, supplemented by periodic additional borrowings from its existing credit facility, provide sufficient resources to finance its operations and planned capital needs for the next 12 months.

ENVIRONMENTAL MATTERS

Solutia continues its strong commitment to comply with various laws and government regulations concerning environmental matters and employee safety and health in the United States and other countries. U.S. federal environmental legislation that has a particular impact on the company includes the Toxic Substances Control Act; the Resource Conservation and Recovery Act ("RCRA"); the Clean Air Act; the Clean Water Act; the Safe Drinking Water Act; and the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund"). The company is also subject to the Occupational Safety and Health Act and regulations of the Occupational Safety and Health Administration ("OSHA") concerning employee safety and health matters. The U.S. Environmental Protection Agency ("EPA"), OSHA, and other federal agencies have the authority to promulgate regulations that have an impact on the company's operations. In addition to these federal activities, various states have been delegated certain authority under several of the aforementioned federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements. State and federal authorities may seek fines and penalties for violation of these laws and regulations.

                                    SOLUTIA INC. 1998 ANNUAL REPORT  23

     Solutia is dedicated to long-term environmental protection and compliance programs that reduce and monitor emissions of hazardous materials into the environment as well as to the remediation of identified existing environmental concerns. The company is among the leaders in the chemical industry's Responsible Care performance enhancement program.

     Expenditures in 1998 were approximately $17 million for environmental capital projects and approximately $66 million for the management of environmental programs, including the operation and maintenance of facilities for environmental control, of which $22 million was charged against recorded environmental liabilities. The company estimates that a total of approximately $25 million will be spent during 1999 and 2000 on additional capital projects for environmental protection and that expenses for the management of environmental programs in 1999 and 2000 will continue at levels comparable to 1998.

     With respect to environmental remediation obligations, the company's policy is to accrue costs for remediation of contaminated sites in the accounting period in which the obligation is probable and the cost is reasonably estimable.

     At the time of the Spinoff, the company assumed from Monsanto, pursuant to a distribution agreement, liabilities related to specified Superfund proceedings. As a result, while Monsanto remains the named potentially responsible party ("PRP") or defendant for actions that occurred prior to September 1, 1997, the company will manage proceedings and litigation against Monsanto and indemnify Monsanto for costs, expenses, and judgments, if any are incurred by Monsanto, arising from these liabilities. During 1998, Solutia received one notice from the EPA alleging it as a PRP with respect to Superfund for product sold by Monsanto in 1986.

     The company's estimates of its liabilities for Superfund sites are based on evaluations of currently available facts with respect to each individual site and take into consideration factors such as existing technology, laws and agency policy, and prior experience in remediation of contaminated sites. As assessments and remediation activities progress at individual sites, these liabilities are reviewed periodically and adjusted to reflect additional technical, engineering and legal information that becomes available. The company has an accrued liability of $36 million as of December 31, 1998 for Superfund sites. Major Superfund sites in this category include the noncompany-owned sites at Brio and MOTCO in Texas, and Fike/Artel in West Virginia, which account for $26 million of the accrued amount. The company spent approximately $8 million in 1998 for remediation of Superfund sites. Similar amounts can be expected in future years.

     The company had an accrued liability of $93 million as of December 31, 1998, for shutdown plants and third-party sites for which the company assumed responsibility pursuant to a distribution agreement entered into with Monsanto. The company's estimate of its liability related to these sites is based on evaluations of currently available facts with respect to each individual site. The estimate takes into consideration factors such as existing technology, laws and agency policy, and prior experience in remediation of contaminated sites. The company spent $6 million in 1998 for remediation of these sites. Similar amounts can be expected in the future.

     The company had an accrued liability of $69 million as of December 31, 1998, for solid and hazardous waste remediation, and for post-closure costs at the company's operating locations. The company recognizes certain post-closure costs over the estimated remaining useful life of the related facilities. The company spent $8 million in 1998 for remediation of these facilities.

     Uncertainties related to all of the company's environmental liabilities are evolving government regulations, the method and extent of remediation, and future changes in technology. Because of these uncertainties, the company estimates that potential future expenses associated with these liabilities could be an additional $20 million to $30 million. Although the ultimate costs and results of remediation of contaminated sites cannot be predicted with certainty, they are not expected to result in a material adverse effect on Solutia's consolidated financial position, liquidity, or profitability in any one year.

THE YEAR 2000 ISSUE

OVERVIEW
The year 2000 ("Y2K") issue refers to the inability of a date-sensitive computer program to recognize a two-digit date field designated "00" as the year 2000. Mistaking "00" for 1900 could result in a system failure or miscalculations causing disruptions to operations, including manufacturing, a temporary inability to process transactions, send invoices, or engage in other normal business activities. This is a significant issue for most, if not all companies, with far reaching implications, some of which cannot be anticipated or predicted with any degree of certainty.

     Solutia began addressing its Y2K issues in 1996. The planning phase of the process was completed during 1997. Effective December 31, 1998, Solutia adopted the Y2K Readiness Disclosure format of the Chemical Manufacturers Association ("CMA"), of which the company is a member. The CMA disclosure format uses four process categories and five functional areas. Solutia has conformed its Y2K reporting to the CMA disclosure format. The following sections contain a summary of Solutia's Y2K readiness and detailed discussions of Solutia's Y2K issues.

24  SOLUTIA INC. 1998 ANNUAL REPORT

SUMMARY OF Y2K READINESS
The following table summarizes Solutia's Y2K readiness. The percentage in each column indicates the completion of each process step listed.

                                                                                           Contingency          Planned
                             Inventory/                                                       Plans          Implementation
                             Assessment      Remediation      Testing   Implementation      Developed             Date
                            ------------------------------------------------------------------------------------------------
Business Applications           100%             70%            70%           70%              See              Mid-1999
Manufacturing and
  Warehousing Equipment         100%             50%            50%           50%            Comments         2nd Qtr. 1999
Information Technology
  Technical Infrastructure       75%              0%             0%            0%             Below             Mid-1999
Environmental Operations
  Systems                       100%             50%            50%           50%                             2nd Qtr. 1999
Business Partners               100%              -              -             -                              2nd Qtr. 1999
                            ------------------------------------------------------------------------------------------------

BUSINESS APPLICATIONS
Solutia inventoried and assessed its business applications during 1997. At that time, the company determined that significant portions of its software required modification or repair to function properly beyond December 31, 1999. Solutia is addressing the majority of these Y2K issues through the previously planned installation of software licensed from SAP AG which is Y2K compliant. The implementation of SAP involves a series of transitions, the first of which occurred in January 1997. Through December 31, 1998, implementations were completed in accordance with the transition schedule resulting in approximately 70 percent of the company being on SAP. After December 31, the company decided to delay the transitions to SAP scheduled for January 31, 1999, and March 31, 1999, by 30 days each to perform additional testing, to complete personnel training, and to minimize problems with the transition. The final transition to SAP is now scheduled to occur on April 30, 1999. Critical issues that are not addressed by SAP are in the process of being remediated. The company expects to complete remediation of all critical business applications by the end of April 1999. Y2K integrated testing of SAP and non-SAP systems will occur during mid-1999.

MANUFACTURING AND WAREHOUSING EQUIPMENT AND
ENVIRONMENTAL OPERATIONS SYSTEMS
The manufacturing and warehousing equipment and the environmental operations systems areas include primary process control systems and devices with embedded chips. Primary process control systems were inventoried and assessed during late 1997. Remediation and testing of these systems is continuing. The inventory and assessment of the company's devices with embedded chip systems was completed during December 1998. Remediation of the Y2K issues found has begun. Some slippage from planned schedules occurred during 1998 as resources were temporarily redirected to other Y2K areas. However, substantial resources are being directed towards the remediation of Y2K issues detected and the testing and implementation of repaired systems. Solutia expects that work on the critical issues in these areas will be completed on schedule by the end of the second quarter of 1999, with the exception of a small portion of systems that will be repaired and tested during planned plant shutdowns in the second half of 1999.

INFORMATION TECHNOLOGY TECHNICAL INFRASTRUCTURE
The information technology ("IT") technical infrastructure area is primarily comprised of host server systems, computer networking infrastructure, voice systems, and desktop computer workstations and software. The inventory and assessment of known long lead-time items is complete. Major projects were identified during 1998 and are scheduled for completion during 1999. An exhaustive and comprehensive follow-up investigation of this area to assure that no critical components were overlooked is under way. The inventory phase of this investigation for the manufacturing sites was completed during January 1999, while the inventory of the office and warehouse sites is expected to be completed during March 1999. The assessment, remediation and testing of any new items found will be addressed by mid-1999.

BUSINESS PARTNERS
Solutia's business partners include its suppliers and service providers (supply chain), and its customers. Solutia has identified those business partners in the supply chain that provide materials, products or services critical to the company's operations. During 1998, critical suppliers' Y2K issues were assessed using questionnaires and other inquiries. Approximately two-thirds of Solutia's critical suppliers report that they have either completed their remediation efforts or have plans to complete their remediation by mid-1999. Investigation of the remaining Y2K issues with critical suppliers is continuing on schedule. Audits of selected suppliers to verify the status and/or completion of their remediation are planned for the first half of 1999.

   Solutia has been working with customers to address their Y2K concerns regarding Solutia's ability to operate. Plans to address the ability of our significant customers to accept our products after December 31, 1999, will be determined as contingency plans are developed.

                                    SOLUTIA INC. 1998 ANNUAL REPORT  25

INTEGRATED TESTING
The company intends to perform integrated Y2K testing of critical systems in all functional areas throughout 1999, with the majority of such testing occurring during the second and third quarters of 1999. Given the nature of Solutia's manufacturing and other operations, full-scale integrated testing may not be practical in some areas and, therefore, may be limited in scope to avoid significant disruption of the company's operations. Statements of compliance from vendors and other compliance evidence are expected to mitigate the risk of not performing integrated testing in those areas.

CONTINGENCY PLANNING
After the end of 1998, Solutia completed the development of a contingency planning process for Y2K issues. The process engages the manufacturing sites in the evaluation of their existing contingency plans in light of possible Y2K effects, such as the loss of electrical and telephone utilities. Solutia expects that the Y2K contingency plans for all manufacturing sites will be in place by the beginning of the third quarter 1999. The contingency planning process is being modified for use in non-manufacturing areas. Contingency plans for those areas will be completed by the end of third quarter 1999. For both manufacturing and non-manufacturing areas, the plans will include procedures that attempt to minimize the impact of any unremediated and unresolved Y2K issues on Solutia's operations and financial position.

COSTS
To date, the company has incurred approximately $7 million in costs related to Y2K work, excluding the cost of SAP implementation.
Management currently estimates that additional costs to evaluate and remediate the remaining issues will be $5 million to $10 million. These costs will be expensed as incurred during 1999.

RISKS
Based on the status of the company's work to address its Y2K issues, including the implementation of SAP, management does not expect the Y2K issue to pose significant operational problems for the company. However, if the SAP implementation is delayed beyond the second quarter of 1999 or the remediation of other issues is not completed in a timely manner, Y2K could have a material adverse effect on the company, depending on the nature and extent of any remaining unremediated or unresolved issues. Furthermore, if the company's customers, suppliers, and service providers fail to rectify their Y2K issues in their own systems the resultant effect on the company may be material. Management anticipates the most reasonably likely worst-case scenario would involve a temporary shutdown of certain units if, in management's judgment, the company cannot run certain processes safely from an environmental, safety and health standpoint because of the failure of the company or a supplier to resolve Y2K issues. Through the development of contingency plans, the company expects to mitigate the effect that any such temporary shutdowns would have on the company or third parties.

   The estimated costs and date of completion of Y2K remediation are based on management's best estimates, which were derived from numerous assumptions about future events. These assumptions include the availability of certain resources, third-party modification plans and other factors. There can be no guarantee that these estimates will be achieved and actual results could differ materially. Specific factors that might cause material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to identify and correct all relevant computer codes, and the cost and availability of replacements for devices with embedded chips.

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

   The tests discussed below for exposure to interest rate and currency rate exposures are based on a variance/covariance value at risk model using a one-year horizon and a 95 percent confidence level. The model assumes that financial returns are normally distributed. The value at risk model takes into account correlations and diversification across market factors, including currencies and interest rates. Estimates of volatility and correlations or market factors are drawn from the JP Morgan RiskMetrics(TM) dataset as of December 31, 1998. In cases where data is unavailable, a reasonable approximation is included. The effect of these estimates did not significantly change the total value at risk. This methodology is consistent with that used in the prior year.

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

26  SOLUTIA INC. 1998 ANNUAL REPORT

   As of December 31, 1998, Solutia had currency forward contracts to purchase $34 million and to sell $34 million of other currencies, principally the Belgian franc, with average maturities of 4 months. Net unrealized hedging losses as of December 31, 1998, were not material.

   Based on the company's overall currency rate exposure at December 31, 1998, including derivative and other foreign currency sensitive instruments, a near-term change in currency rates within a 95 percent confidence level based on historical currency rate movements, would not materially affect the consolidated financial position, results of operations, or cash flows of the company.

INTEREST RATE RISK
Interest rate risk is primarily related to the changes in fair value on fixed-rate, long-term debt and short-term, floating rate debt. Based on the company's overall interest rate exposure at December 31, 1998, a near-term change in interest rates, within a 95 percent confidence level based on historical interest rate movements, would not materially affect the consolidated financial position, results of operations, or cash flows of the company. This is consistent with the overall interest rate exposure at December 31, 1997.

COMMODITY PRICE RISK
Certain raw materials are subject to price volatility caused by weather, petroleum prices, and other unpredictable factors. The company employs commodity price swaps to hedge this exposure. The commodity price risk associated with the derivative instruments is not material to the company's consolidated financial position, results of operations, or cash flow.

EUROPEAN MONETARY UNION

On January 1, 1999, 11 member countries of the European Union adopted the euro as their common legal currency. Effective that date, conversion rates between the existing sovereign currency ("legacy currency") of each of these participating countries and the euro were irrevocably fixed, and the euro became available for non-cash transactions. The legacy currencies of these countries will remain legal tender during a transition period from January 1, 1999 to January 1, 2002. During this transition period, parties may pay for goods and services using either the euro or the relevant legacy currency. Currency conversion will be performed using a triangulation method whereby one legacy currency is converted to the euro and then to the second legacy currency. The conversion to the euro will be completed in July 2002 when the legacy currencies of the participating member countries cease to be legal tender.

   While the conversion to the euro is expected to increase cross-border price transparency, and therefore to stimulate cross-border competition within the single currency zone created by the participating countries, the effect on the price of raw materials that Solutia purchases is expected to generally offset the effect on the finished products it sells. In addition, the conversion to the euro is expected to have the positive effect of eliminating currency risk in cross-border sales and reduce currency exchange costs.

   Solutia's information systems have been updated to allow the triangulation method of currency conversion to the requisite number of decimal places in a timely fashion. The cost of the technological updates was not material.

   For the reasons stated above, management does not expect the introduction of the euro to have a material effect on Solutia's business, financial condition, or results of operations. If cross-border price transparency causes the markets from which the company purchases raw materials or to which it sells finished products to behave differently than management expects, the introduction of the euro could have a material effect on the company.

RECENTLY ISSUED ACCOUNTING STANDARDS

In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes the accounting guidance for the capitalization of certain internal-use software costs once certain criteria are met. This accounting standard will be effective for the company beginning January 1, 1999. The adoption of SOP 98-1 is not expected to have a material impact on the company.

   In April 1998, the American Institute of Certified Public Accountants issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. This statement will be effective for the company's financial statements for the year ended December 31, 1999. The adoption of SOP 98-5 is not expected to have a material impact on the company.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 provides comprehensive and consistent standards for the recognition and measurement of derivative and hedging activities. It requires that derivatives be recorded on the Statement of Consolidated Financial Position at fair value and establishes criteria for hedges of changes in the fair value of assets, liabilities or firm commitments, hedges of variable cash flows of forecasted transactions, and hedges of foreign currency exposures of net investments in foreign operations. Changes in the fair value of derivatives that do not meet the criteria for hedges would be recognized in the Statement of Consolidated Income. This statement will be effective for the company beginning January 1, 2000. The company is evaluating SFAS No. 133 and has not determined its effect on the consolidated financial statements.

                                    SOLUTIA INC. 1998 ANNUAL REPORT  27

1998

STATEMENT OF CONSOLIDATED INCOME
                                                                 Year Ended December 31,
                                                         -------------------------------------
                                                          1998           1997           1996
                                                        --------       --------       --------
Dollars in millions, except per share amounts
NET SALES                                                $2,835         $2,969         $2,977
Cost of goods sold                                        2,085          2,316          2,325
                                                        --------       --------       --------
GROSS PROFIT                                                750            653            652
Marketing expenses                                          145            143            172
Administrative expenses                                     136            133            167
Technological expenses                                       83             87             88
Restructuring expenses - net                                  -              -            192
                                                        --------       --------       --------
OPERATING INCOME                                            386            290             33
Equity earnings from affiliates                              25             31             21
Interest expense                                            (43)           (41)           (36)
Other income (expense) - net                                  7             10             15
                                                        --------       --------       --------
INCOME BEFORE INCOME TAXES                                  375            290             33
Income taxes                                                126             98              1
                                                        --------       --------       --------
NET INCOME                                               $  249         $  192         $   32
                                                        ========       ========       ========
BASIC EARNINGS PER SHARE                                 $ 2.16         $ 1.63         $ 0.28
                                                        ========       ========       ========
DILUTED EARNINGS PER SHARE                               $ 2.03         $ 1.55         $ 0.27
                                                        ========       ========       ========

Weighted average equivalent shares (in millions):
Basic                                                     115.5          117.7          116.2
Effect of dilutive securities:
Common share equivalents - common stock issuable
  upon exercise of oustanding stock options                 7.3            6.0            3.6
                                                        --------       --------       --------
Diluted                                                   122.8          123.7          119.8
                                                        ========       ========       ========


STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME
                                                                 Year Ended December 31,
                                                          ------------------------------------
                                                           1998           1997           1996
                                                          ------         ------         ------
Dollars in millions
NET INCOME                                                 $249           $192           $ 32
OTHER COMPREHENSIVE INCOME:
Currency translation adjustments                             10             19              -
Minimum pension liability adjustments, net of tax of
  $2 in 1998 and $4 in 1997                                  (3)            (7)             -
                                                          ------         ------         ------
COMPREHENSIVE INCOME                                       $256           $204           $ 32
                                                          ======         ======         ======

See accompanying Notes to Consolidated Financial Statements.

28  SOLUTIA INC. 1998 ANNUAL REPORT

1998

STATEMENT OF CONSOLIDATED FINANCIAL POSITION
                                                                          As of December 31,
                                                                       -----------------------
                                                                         1998           1997
                                                                       --------       --------
Dollars in millions, except per share amounts
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents                                               $   89         $   24
Trade receivables, net of allowances of $7 in 1998 and $6 in 1997          357            425
Miscellaneous receivables and prepaid expenses                             126            136
Deferred income tax benefit                                                 88             91
Inventories                                                                331            325
                                                                       --------       --------
TOTAL CURRENT ASSETS                                                       991          1,001

PROPERTY, PLANT AND EQUIPMENT:
Land                                                                        17             17
Buildings                                                                  371            357
Machinery and equipment                                                  2,786          2,707
Construction in progress                                                   127            107
                                                                       --------       --------
Total property, plant and equipment                                      3,301          3,188
Less accumulated depreciation                                            2,357          2,265
                                                                       --------       --------
NET PROPERTY, PLANT AND EQUIPMENT                                          944            923
INVESTMENTS IN AFFILIATES                                                  394            423
LONG-TERM DEFERRED INCOME TAX BENEFIT                                      274            300
OTHER ASSETS                                                               162            121
                                                                       --------       --------
TOTAL ASSETS                                                            $2,765         $2,768
                                                                       ========       ========

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable                                                        $  278         $  221
Wages and benefits                                                         107            106
Restructuring reserves                                                      18             40
Miscellaneous accruals                                                     329            335
Short-term debt                                                              -            193
                                                                       --------       --------
TOTAL CURRENT LIABILITIES                                                  732            895
LONG-TERM DEBT                                                             597            597
POSTRETIREMENT LIABILITIES                                                 971            958
OTHER LIABILITIES                                                          472            449

SHAREHOLDERS' DEFICIT:
Common stock (authorized, 600,000,000 shares, par value $0.01)
  Issued: 118,400,635 shares in 1998 and 1997                                1              1
  Additional contributed capital                                          (131)          (119)
  Treasury stock, at cost (5,629,677 and 992,828 shares in 1998
    and 1997, respectively)                                               (143)           (22)
Unearned ESOP shares                                                       (25)           (31)
Accumulated other comprehensive income                                      19             12
Reinvested earnings                                                        272             28
                                                                       --------       --------
TOTAL SHAREHOLDERS' DEFICIT                                                 (7)          (131)
                                                                       --------       --------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                             $2,765         $2,768
                                                                       ========       ========

See accompanying Notes to Consolidated Financial Statements.



                                    SOLUTIA INC. 1998 ANNUAL REPORT  29

1998

STATEMENT OF CONSOLIDATED CASH FLOW
                                                                Year Ended December 31,
                                                         ------------------------------------
                                                           1998          1997          1996
                                                         -------        -------       -------
Dollars in millions
INCREASE IN CASH AND CASH EQUIVALENTS

OPERATING ACTIVITIES:
Net income                                                $ 249          $ 192         $  32
Adjustments to reconcile to Cash From Operations:
  Items that did not use (provide) cash:
    Deferred income taxes                                    31             32           (45)
    Depreciation and amortization                           141            142           166
    Restructuring expenses - net                              -              -           192
    Other                                                    18            (39)           43
  Working capital changes that provided (used) cash:
    Trade receivables                                        68             (9)          (43)
    Inventories                                              (6)           (32)           20
    Accounts payable and accrued liabilities                  3           (115)          (33)
    Other                                                    15            (45)           24
  Other items                                                18             33           (20)
                                                         -------        -------       -------
TOTAL CASH FROM OPERATIONS                                  537            159           336
                                                         -------        -------       -------

INVESTING ACTIVITIES:
Property, plant and equipment purchases                    (158)          (165)         (192)
Acquisition and investment payments                          (8)            (2)          (17)
Investment and property disposal proceeds                    22              9             4
                                                         -------        -------       -------
CASH FROM INVESTING ACTIVITIES                             (144)          (158)         (205)
                                                         -------        -------       -------

FINANCING ACTIVITIES:
Net transactions with Monsanto Company                        -            292          (131)
Long-term debt proceeds                                       -            600             -
Net repayment of debt obligations                          (190)          (840)            -
Treasury stock purchases                                   (161)           (35)            -
Dividend payments                                            (5)            (1)            -
Common stock issued under employee stock plans               28              7             -
                                                         -------        -------       -------
CASH FROM FINANCING ACTIVITIES                             (328)            23          (131)
                                                         -------        -------       -------
INCREASE IN CASH AND CASH EQUIVALENTS                        65             24             -

CASH AND CASH EQUIVALENTS:
BEGINNING OF YEAR                                            24              -             -
                                                         -------        -------       -------
END OF YEAR                                               $  89          $  24        $    -
                                                         =======        =======       =======

See accompanying Notes to Consolidated Financial Statements.

The effect of exchange rate changes on cash and cash equivalents was not material.
Cash payments for interest (net of amounts capitalized) were $44 million in 1998, $3 million in 1997 and $0 in 1996.
Cash payments for income taxes were $94 million in 1998, $30 million in 1997 and $0 in 1996.

30  SOLUTIA INC. 1998 ANNUAL REPORT

1998

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY (DEFICIT)
                                                                 Year Ended December 31,
                                                         -------------------------------------
                                                           1998          1997           1996
                                                         -------      ---------        -------
Dollars in millions
COMMON STOCK:
BALANCE, JANUARY 1                                        $   1        $     -          $   -
  Issuance of 118,371,280 shares at Spinoff                   -              1
  Issuance of 29,355 shares in 1997 for stock option
    exercises                                                 -              -
                                                         -------      ---------        -------
BALANCE, DECEMBER 31                                      $   1        $     1          $   -
                                                         -------      ---------        -------

ADDITIONAL CONTRIBUTED CAPITAL:
BALANCE, JANUARY 1                                        $(119)       $     -          $   -
  Net liability transfer to Solutia at Spinoff                -           (101)
  Post-Spinoff adjustments                                    -            (12)
  Employee stock plans and ESOP                             (12)            (6)
                                                         -------      ---------        -------
BALANCE, DECEMBER 31                                      $(131)       $  (119)         $   -
                                                         -------      ---------        -------

TREASURY STOCK:
BALANCE, JANUARY 1                                        $ (22)       $     -          $   -
  Shares purchased (6,246,300 shares and 1,569,800
    shares in 1998 and 1997, respectively)                 (161)           (35)
  Net shares issued under employee stock option plans
    (1,609,451 shares and 576,972 shares in 1998 and
    1997, respectively)                                      40             13
                                                         -------      ---------        -------
BALANCE, DECEMBER 31                                      $(143)       $   (22)         $   -
                                                         -------      ---------        -------

UNEARNED ESOP SHARES:
BALANCE, JANUARY 1                                        $ (31)       $     -          $   -
  Transfer of ESOP reserve balance to Solutia at
    Spinoff                                                   -            (31)
  Amortization of ESOP balance                                6              -
                                                         -------      ---------        -------
BALANCE, DECEMBER 31                                      $ (25)       $   (31)         $   -
                                                         -------      ---------        -------

ACCUMULATED OTHER COMPREHENSIVE INCOME:
BALANCE, JANUARY 1                                        $  12        $     -          $   -
  Accumulated currency adjustments                           10             19
  Minimum pension liability adjustments                      (3)            (7)
                                                         -------      ---------        -------
BALANCE, DECEMBER 31                                      $  19        $    12          $   -
                                                         -------      ---------        -------

REINVESTED EARNINGS:
BALANCE, JANUARY 1                                        $  28        $     -          $   -
  Net income                                                249             29
  Dividends                                                  (5)            (1)
                                                         -------      ---------        -------
BALANCE, DECEMBER 31                                      $ 272        $    28          $   -
                                                         -------      ---------        -------

MONSANTO COMPANY EQUITY:
BALANCE, JANUARY 1                                        $   -        $   656          $ 755
  Net income                                                                               32
  Translation adjustments                                                                   -
  Net transactions with Monsanto Company prior to
    Spinoff                                                                              (131)
  1997 activity to date of Spinoff:
    Net income                                                             163
    Translation adjustments                                                 13
    Net transactions with Monsanto Company                                 292
  Elimination of Monsanto Company Equity at Spinoff                     (1,124)
                                                         -------      ---------        -------
BALANCE, DECEMBER 31                                      $   -        $     -          $ 656
                                                         -------      ---------        -------
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                      $  (7)       $  (131)         $ 656
                                                         =======      =========        =======

See accompanying Notes to Consolidated Financial Statements.

                                    SOLUTIA INC. 1998 ANNUAL REPORT  31

1998
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in millions, except per share amounts


1> BASIS OF PRESENTATION

Solutia Inc. is an international producer and marketer of a range of high-performance chemical-based materials that are used by its customers to make consumer, household, automotive and industrial products. Prior to September 1, 1997, the businesses that form the company were wholly owned by Monsanto Company ("Monsanto"). On September 1, 1997, Monsanto distributed all of the outstanding shares of common stock of the company as a dividend to Monsanto stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of the company's common stock for every five shares of Monsanto common stock held of record as of August 20, 1997. As a result of the Spinoff on September 1, 1997, the company became an independent publicly-held company listed on the New York Stock Exchange and its operations ceased to be owned by Monsanto. Monsanto and Solutia entered into a number of agreements with respect to the separation of the companies and to provide mechanisms for an orderly transition following the Spinoff. Solutia has completed the transition to services independent of Monsanto for many of these contracts and anticipates the remaining transitions will be completed in accordance with the transition timeline.

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

     The Spinoff was accomplished through a distribution agreement which defined the assets that were contributed to Solutia and the liabilities that were assumed by Solutia. Certain of those assets and liabilities were not included in the Statement of Consolidated Financial Position as of December 31, 1996. Those omitted assets and liabilities were principally comprised of a joint venture interest in Monsanto's elemental phosphorus business and a subsequently defined amount of cash and debt.

     Monsanto and Solutia also entered into an employee benefits and compensation allocation agreement that set forth the manner in which assets and liabilities under employee benefit plans and other employment-related liabilities were divided between them. Certain assets and liabilities related to the plans were not included in the Statement of Consolidated Financial Position as of December 31, 1996. Items excluded were comprised principally of assets and liabilities for U.S. and ex-U.S. defined benefit pension plans as well as workers' compensation and additional obligations for health care and other postretirement benefits that Solutia retained for substantially all retired U.S. employees.

     Unaudited Pro Forma Condensed Statements of Consolidated Income for the years ended December 31, 1997 and 1996:

                                        1997              1996
                                       -------------------------
Income Before Income Taxes              $ 235             $   9
Net Income                                157                17
Basic Earnings per Share                $1.33             $0.15
Diluted Earnings per Share              $1.27             $0.14

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

     Monsanto provided certain general and administrative services to Solutia, including finance, legal, treasury, information systems and human resources. The cost allocated to Solutia for these services was based upon the percentage relationship between the net assets utilized in Solutia's operations and Monsanto's total net assets, as well as other methods which management believes to be reasonable. These allocations were $12 million and $85 million in 1997 and 1996, respectively. In preparation for the Spinoff, Monsanto began a transition plan for the separation. As part of this plan, Monsanto discontinued its allocation of corporate expenses for these general and administrative services on April 1, 1997, as these expenses were specifically identified and segregated as part of Solutia's ongoing cost infrastructure. As a result of the Spinoff, Solutia is now required to perform these general and administrative functions using its own resources or purchased services and is responsible for the costs and expenses associated with the management of a public company. If Solutia had operated as a stand-alone entity in 1996 and 1997, management estimates that general and administrative services would have been lower by approximately $39 million in 1996 and higher by $13 million in 1997 in order to reflect the cost of replacing the services represented by these allocations.

     As described in Notes 10, 11 and 12, Solutia employees and retirees participated in various Monsanto pension, health care, savings and other benefit plans. The costs and certain obligations related to these plans were included in Solutia's consolidated financial statements generally based on the percentage of Solutia payroll costs to total Monsanto payroll costs.


32  SOLUTIA INC. 1998 ANNUAL REPORT

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

     Monsanto used a centralized approach to cash management and the financing of its operations. As a result, cash and cash equivalents and debt were not allocated to Solutia in the pre-Spinoff historical financial statements. Solutia generally did not have borrowings except amounts due to Monsanto. Interest expense was allocated to Solutia in the consolidated financial statements to reflect Solutia's pro rata share of the financing structure of Monsanto. This allocation in the consolidated financial statements is based on the percentage relationship between the net assets utilized in Solutia's operations and Monsanto's total net assets.

     The allocation methodology followed in preparing the pre-Spinoff consolidated financial statements may not necessarily reflect the results of operations, cash flows, or financial position of Solutia in the future, or what the results of operations, cash flows, or financial position would have been had Solutia been a separate stand-alone entity.

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

     Effective with the Spinoff on September 1, 1997, the assets contributed to Solutia and the liabilities assumed by Solutia included a joint venture interest in Monsanto's elemental phosphorus business, cash of $75 million, debt of $1.029 billion, accrued net pension liability for the U.S. and ex-U.S. defined benefit pension plans, and additional obligations for health care and other postretirement benefits. At the date of the Spinoff, the amount of postretirement liabilities assumed by Solutia totaled approximately $1.018 billion.

2> SIGNIFICANT ACCOUNTING POLICIES

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

INVENTORY VALUATION
Inventories are stated at cost or market, whichever is less. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value finished goods and goods in process. Standard cost includes direct labor and raw materials, and manufacturing overhead based on practical capacity. The cost of certain inventories (78 percent as of December 31, 1998) is determined by the last-in, first-out ("LIFO") method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory cost methods. The cost of other inventories generally is determined by the first-in, first-out ("FIFO") method.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is recorded at cost. The cost of plant and equipment is depreciated over weighted average periods of 18 years for buildings and 10 years for machinery and equipment, by the straight-line method.

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

                                    SOLUTIA INC. 1998 ANNUAL REPORT  33

1998
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and other waste facilities at operating locations are accrued over the estimated life of the facility as part of its anticipated closure cost. Environmental liabilities are not discounted, and they have not been reduced for any claims for recoveries from insurance or third parties. In those cases where insurance carriers of third-party indemnitors have agreed to pay any amounts and management believes that collectability of such amounts is probable, the amounts are reflected as receivables in the consolidated financial statements.

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

REVENUE RECOGNITION
Revenues are recorded when products are shipped.

DERIVATIVE FINANCIAL INSTRUMENTS
Currency forward contracts are used to manage currency exposures for financial instruments denominated in currencies other than the entity's functional currency. Gains and losses on contracts that are designated and effective as hedges are included in net income and offset the exchange gain or loss of the transaction being hedged.

     Major currencies effecting the company's business are the U.S. dollar, the British pound sterling, the Belgian franc, the German deutsche mark and the Brazilian real. Currency restrictions are not expected to have a significant effect on Solutia's cash flow, liquidity or capital resources.

INCOME TAXES
Subsequent to the Spinoff, Solutia became responsible for paying its own income taxes and filing its own income tax returns. Prior to the Spinoff, the company did not file separate tax returns because its results were included in the income tax returns filed by Monsanto and its subsidiaries in various U.S. and ex-U.S. jurisdictions. The tax provisions reflected in the Statement of Consolidated Income for periods prior to the Spinoff have been computed as if Solutia were a separate company.

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

EARNINGS PER SHARE
Effective December 31, 1997, Solutia adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." Under this standard, the presentation of primary and fully diluted earnings per share required by previous standards was replaced by basic and diluted earnings per share. Basic earnings per share measures operating performance assuming no dilution from securities or contracts to issue common stock. Diluted earnings per share measures operating performance by giving effect to the dilution that would occur when securities or contracts to issue common stock are exercised or converted.

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

COMPREHENSIVE INCOME
Effective January 1, 1998, Solutia adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes the standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income includes net income and several other items that were recognized directly in equity under previous accounting standards.

3> INTERCOMPANY TRANSACTIONS

Transactions with Monsanto prior to the Spinoff, included in the Statement of Consolidated Income, are summarized as follows:

                                                Year Ended December 31,
                                               ------------------------
                                                1997              1996
                                               ------------------------
Intercompany sales                              $42               $63
General and administrative services              12                85
Interest expense                                 26                36

     Intercompany sales were made at Monsanto's established transfer prices. In addition, the costs for certain general and administrative services were allocated to Solutia. As further discussed in

34  SOLUTIA INC. 1998 ANNUAL REPORT

Note 1, Monsanto discontinued its allocation of the cost of general and administrative expenses to Solutia, effective April 1, 1997, as part of its transition plan of separation. Such expenses were specifically identified and segregated as part of Solutia's ongoing cost infrastructure. Interest expense charged to Solutia represents an allocation from Monsanto of its total interest expense.

4> RESTRUCTURING

In December 1996, Solutia recorded pretax restructuring charges of $256 million ($164 million aftertax) to cover costs associated with the closure or sale of certain facilities, asset write-offs, and work force reductions of approximately 900 people across all regions and areas of the company. These actions were necessary primarily because of excess production capacity, coupled with insufficient demand for certain products. Such charges included pretax amounts for asset impairments totaling $56 million that was charged against cost of goods sold. Asset values were written down to their discounted cash values, using appropriate discount rates.

     1998 actions taken under the 1996 restructuring plan included continuing the shutdowns of certain facilities and headcount reductions of approximately 50 people. The 50 people severed were in almost all areas of the company and had left the company by the end of 1998. Solutia also terminated approximately 100 individuals during December 1998 who will not leave the company until various dates in the first half of 1999. Evaluations of the costs to complete the company's restructuring plans yielded lower cost estimates for certain of the restructuring actions. The second quarter 1998 review yielded lower cost estimates to complete the shutdown of certain facilities and resulted in the reversal of $3 million ($2 million aftertax) in that quarter. The third and fourth quarter 1998 reviews yielded downward revisions of the costs to implement the employment reduction plans due to higher than anticipated attrition that has reduced employment levels without additional cost to the company. As a result, the company reversed restructuring reserves of $3 million ($2 million aftertax) in the third quarter 1998 and $3 million ($2 million aftertax) in the fourth quarter. Significant progress was made on the 1996 restructuring during 1997, with employment being reduced by approximately 600 people. Employees terminated were from all regions and areas of the company.

     In December 1995, the board of directors of Monsanto approved a plan of restructuring resulting in a pretax charge of $66 million ($57 million aftertax). The charge covered the costs of work force reductions, business consolidations, facility closures, and the exit from nonstrategic businesses and facilities. Significant progress was made toward the completion of the 1995 restructuring during 1996. The actions resulted in reduced employment of approximately 100 people and the closure of certain facilities. Reviews of the 1995 restructuring reserves during 1997 resulted in a second quarter reversal of $8 million ($5 million aftertax) due to lower exit costs associated with the sale and closure of nonstrategic facilities. As of December 31, 1998, the restructuring reserves established in 1995 had been utilized.

     The table below summarizes the company's 1995 and 1996 restructuring charges and the costs to implement the restructuring actions:

                                       Employee          Shutdown          Asset
                                      Reductions      of Facilities     Impairments    Total
                                     --------------------------------------------------------
Balance at January 1, 1996               $ 22              $ 60           $  -         $  82
Charges                                   157                43             56           256
Amounts utilized                          (32)              (49)             -           (81)
                                     --------------------------------------------------------
Balance at December 31, 1996             $147              $ 54           $ 56         $ 257
                                     --------------------------------------------------------
Amounts utilized                          (80)               (9)           (56)         (145)
Adjustments                                 -                (8)             -            (8)
                                     --------------------------------------------------------
Balance at December 31, 1997             $ 67              $ 37           $  -         $ 104
                                     --------------------------------------------------------
Amounts utilized                          (24)              (16)             -           (40)
Adjustments                                (6)               (3)             -            (9)
                                     --------------------------------------------------------
BALANCE AT DECEMBER 31, 1998             $ 37              $ 18           $  -         $  55
                                     ========================================================

     Restructuring expenses were recorded based on estimates prepared at the time the restructuring actions were approved by the board of directors. The 1997 and 1998 adjustments to these estimates, shown in the table above, were credited to costs of goods sold in the respective year. The timetable for completing all employee-related actions planned in the 1996 restructuring has extended beyond management's original estimates due to the efforts required to complete the separation from Monsanto and to complete the transition to new business systems and methodologies. Management believes that the balance of these reserves as of December 31, 1998 is adequate for completion of those activities during 1999.

5> INVESTMENTS IN AFFILIATES

At December 31, 1998, Solutia's investments in affiliates consisted principally of its 50 percent interests in the Flexsys, L.P. ("Flexsys") rubber chemicals joint venture and the Advanced Elastomers Systems, L.P. ("AES") joint venture for which Solutia uses the equity method of accounting. Summarized combined financial information for 100 percent of the Flexsys and AES joint ventures follows:

                                       1998           1997           1996
                                      ------------------------------------
RESULTS OF OPERATIONS:
Net sales                              $838           $865           $779
Net income                               94             78             64

FINANCIAL POSITION:
Total assets                           $976           $899           $853
Total liabilities                       336            254            237

                                      SOLUTIA INC. 1998 ANNUAL REPORT  35

1998
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6> INVENTORY VALUATION

The components of inventories were:

                                        1998              1997
                                       -------------------------
Finished goods                          $ 252             $ 259
Goods in process                           87                60
Raw materials and supplies                116               148
                                       -------------------------
Inventories, at FIFO cost                 455               467
Excess of FIFO over LIFO cost            (124)             (142)
                                       -------------------------
TOTAL                                   $ 331             $ 325
                                       =========================

     Inventories at FIFO approximate current cost. The effects of LIFO inventory liquidations were not significant in 1998 and 1997; liquidations increased pretax income by $5 million in 1996.

7> INCOME TAXES

The components of income before income taxes were:

                                         1998           1997           1996
                                        ------------------------------------
United States                            $285           $187            $11
Outside United States                      90            103             22
                                        ------------------------------------
TOTAL                                    $375           $290            $33
                                        ====================================

     The components of income tax expense charged to operations were:

                                         1998           1997           1996
                                        ------------------------------------
Current:
U.S. federal                             $ 66            $36           $ 13
U.S. state                                  3              7              2
Outside United States                      25             23             31
                                        ------------------------------------
                                           94             66             46
                                        ------------------------------------
Deferred:
U.S. federal                               21             19            (21)
U.S. state                                  6              2             (1)
Outside United States                       5             11            (23)
                                        ------------------------------------
                                           32             32            (45)
                                        ------------------------------------
TOTAL                                    $126            $98           $  1
                                        ====================================


     Factors causing Solutia's effective tax rate to differ from the U.S. federal statutory rate were:

                                                   1998           1997           1996
                                                  ------------------------------------

U.S. federal statutory rate                         35%            35%            35%
U.S. state income taxes                              2              2              1
Tax benefit of foreign sales corporation            (2)            (2)           (23)
Taxes related to foreign income,
net of credits                                       -              -              3
Income from equity affiliates
recorded net of tax                                 (2)            (3)           (13)
Other                                                1              2              -
                                                  ------------------------------------
EFFECTIVE INCOME TAX RATE                           34%            34%             3%
                                                  ====================================

     Deferred income tax balances were related to:

                                         1998              1997
                                       -------------------------
Property                                $(174)            $(177)
Postretirement benefits                   393               394
Restructuring reserves                     31                51
Environmental liabilities                  72                80
Inventory                                   5                (2)
Other                                      31                41
                                       -------------------------
NET ASSET                               $ 358             $ 387
                                       =========================

     Income taxes and remittance taxes have not been recorded on $60 million in undistributed earnings of subsidiaries, either because any taxes on dividends would be offset substantially by foreign tax credits or because Solutia intends to reinvest those earnings indefinitely. It is not practicable to estimate the tax effect of remitting these earnings to the U.S.

8> DEBT OBLIGATIONS

DEBT MATURING IN ONE YEAR
Debt maturing in one year consisted principally of commercial paper balances, which totaled $0 as of December 31, 1998 and $190 million as of December 31, 1997. The weighted average interest rate on total debt outstanding at December 31, 1997, was 6.99 percent. Interest expense on commercial paper balances charged to income during 1998 and 1997, for the period following the Spinoff, were at weighted average rates of 5.65 percent and 5.78 percent, respectively.

     As of December 31, 1998, Solutia had a five-year revolving credit facility of $800 million with a syndicate of banks to support its commercial paper. The credit facility is also available for working capital and other general corporate purposes. Interest on amounts borrowed under this credit facility is expected to approximate money market rates.

     The credit agreement contains various covenants that, among other things, restrict Solutia's ability to merge with another entity and that require Solutia to meet certain leverage and interest coverage ratios. The company does not anticipate that future borrowings will be limited by the terms of this agreement. No borrowings were outstanding under this credit facility as of December 31, 1998, and December 31, 1997.

LONG-TERM DEBT
Long-term debt consisted of the following:

                                         1998              1997
                                        ------------------------
6.5% notes due 2002                      $150              $150
7.375% debentures due 2027                300               300
6.72% debentures due 2037                 150               150
Unamortized debt discount                  (3)               (3)
                                        ------------------------
TOTAL                                    $597              $597
                                        ========================

     The notes and debentures are unsecured obligations. Interest is payable semiannually, on April 15 and October 15 of each year. The


36  SOLUTIA INC. 1998 ANNUAL REPORT
holders of the 2037 debentures have the right to require repayment on October 15, 2004. The notes and debentures contain provisions that, among other things, restrict Solutia's ability to create liens against assets and its ability to enter into sale and leaseback transactions.

9> FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair value of Solutia's long-term debt as of December 31, 1998, and December 31, 1997, was $587 million and $605 million, respectively. These estimates compare with the recorded amount of $597 million in both years.

     The recorded amounts of cash, trade receivables, third-party guarantees, and accounts payable approximate their fair values at both December 31, 1998, and December 31, 1997. The estimated fair value of the company's foreign currency forward contracts approximates their notional amounts. Notional amounts at December 31, 1998, and December 31, 1997, for purchase contracts were $34 million and $22 million, respectively, and for sell contracts were $34 million and $22 million, respectively.

     Fair values are estimated by the use of quoted market prices, estimates obtained from brokers, and other appropriate valuation techniques based upon information available as of December 31, 1998, and December 31, 1997. The fair-value estimates do not necessarily reflect the values Solutia could realize in the current market.

10> POSTRETIREMENT BENEFITS - PENSIONS

Effective December 31, 1998, the company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardizes, to the extent practicable, the disclosure requirements for pensions and other postretirement benefits and which requires disclosure of the components of the changes in the benefit obligation and fair values of plan assets. Information for 1997 has been restated to conform to the new presentation.

     Pension benefits are based on the employee's age, years of service, and compensation level. The pension plans are funded in accordance with Solutia's long-range projections of the plans' financial conditions. These projections take into account benefits earned and expected to be earned, anticipated returns on pension plan assets, and income tax and other regulations. Prior to the Spinoff, the majority of Solutia's employees participated in Monsanto's noncontributory pension plans. In conjunction with the Spinoff, Solutia assumed pension liabilities and received related assets from those plans for its applicable active employees and for certain former employees who left Monsanto in earlier years.

     The company's net pension cost was $22 million in 1998 and $28 million in 1997. Net pension cost for 1997 consisted of $9 million of net pension costs incurred subsequent to the Spinoff and $19 million of cost allocations from Monsanto. Solutia's net pension cost allocations from Monsanto were $18 million in 1996. Separate calculations of the components of Solutia's net pension cost and the funded status of the plans prior to the Spinoff are not available. For 1998 and the four months of 1997 subsequent to the Spinoff, the company's net pension costs were as follows:

                                         1998              1997
                                       -------------------------
Service costs for benefits earned       $  33              $ 11
Interest cost on benefit obligation       130                52
Assumed return on plan assets            (147)              (53)
Prior service costs                        19                 4
Transition asset                          (10)               (4)
Unrecognized loss                          (3)               (1)
                                       -------------------------
TOTAL                                   $  22              $  9
                                       =========================

     Components of the changes in the projected benefit obligation are as follows:

                                                    1998           1997
                                                  -----------------------
Projected benefit obligation at Spinoff                           $1,768
Projected benefit obligation at January 1          $1,824              -
Service costs                                          33             11
Interest cost                                         130             52
Actuarial gains and losses                            214             58
Benefits paid                                        (229)           (75)
Plan amendments                                        11             10
                                                  -----------------------
PROJECTED BENEFIT OBLIGATION AT DECEMBER 31        $1,983         $1,824
                                                  =======================

     Changes in the fair value of plan assets are as follows:

                                                    1998           1997
                                                  -----------------------
Fair value of plan assets at Spinoff                              $1,838
Fair value of plan assets at January 1             $1,834              -
Actual return on plan assets                          288             68
Benefits paid                                        (212)           (72)
                                                  -----------------------
FAIR VALUE OF PLAN ASSETS AT DECEMBER 31           $1,910         $1,834
                                                  =======================

     Plan assets consist principally of common stocks and U.S.
government and corporate obligations. Contributions to these plans were neither required nor made in 1998 and 1997 because Solutia's principal pension plan is adequately funded, using assumed returns.

     The funded status of Solutia's pension plans at the 1998 and 1997 year-ends were as follows:

                                         1998              1997
                                       -------------------------
Funded status                           $ (73)            $  10
Less:
  Unrecognized initial net gain           228               269
  Unrecognized prior service costs       (184)             (178)
  Additional liability                     19                14
  Unrecognized subsequent net gain         23                33
                                       -------------------------
ACCRUED NET PENSION LIABILITY           $ 159             $ 128
                                       =========================

     The accrued net pension liability was included in:

Postretirement liabilities               $168              $136
Less: Other assets                          9                 8
                                       -------------------------
ACCRUED NET PENSION LIABILITY            $159              $128
                                       =========================

                                    SOLUTIA INC. 1998 ANNUAL REPORT  37

1998
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Information regarding plans with accumulated benefit obligations in excess of plan assets is as follows:

                                          1998              1997
                                         ------------------------
Projected benefit obligation              $27               $27
Accumulated benefit obligation             23                22
Fair value of plan assets                   -                 -

     The significant actuarial assumptions used to estimate the projected benefit obligation for the company's principal pension plan were as follows:

                                                          1998           1997
                                                         ---------------------
Discount rate                                             7.00%          7.25%
Assumed long-term rate of return on plan assets           9.50%          9.50%
Annual rates of salary increase (for plans that
  base benefits on final compensation level)              4.00%          4.00%

11> POSTRETIREMENT BENEFITS - HEALTH CARE AND OTHER

As discussed in Note 10 above, Solutia adopted SFAS No. 132 effective December 31, 1998. Disclosures for periods prior to 1998 have been restated.

     The majority of Solutia's employees participate in benefit programs that provide certain health care and life insurance benefits for retired employees. Substantially all regular, full-time U.S. employees and certain employees in other countries may become eligible for these benefits if they reach retirement age while employed by Solutia. These postretirement benefits are unfunded and are generally based on the employee's years of service and/or compensation level. The costs of postretirement benefits are accrued by the date the employees become eligible for the benefits. In connection with the Spinoff, Solutia assumed retiree medical liabilities for its applicable active employees and for approximately two-thirds of the retired U.S. employees of Monsanto.

     During the second quarter of 1998, Solutia amended certain of its postretirement health care plans, primarily to adjust cost-sharing provisions. The amendment resulted in a $161 million reduction in the company's accumulated postretirement benefit obligation, which is being amortized over the average remaining service life of plan participants of approximately 12 years.

     Solutia's postretirement benefit costs were $54 million in both 1998 and 1997. The 1997 postretirement benefit cost consisted of $23 million of postretirement benefit costs incurred subsequent to the Spinoff and $31 million of cost allocations from Monsanto. Solutia's postretirement benefit cost allocations from Monsanto were $50 million in 1996. Separate calculations of the components of Solutia's total cost for postretirement benefits and the status of the plans prior to the Spinoff are not available. For the year ended December 31, 1998 and the four months of 1997 subsequent to the Spinoff, the company's postretirement benefit costs were as follows:

                                         1998              1997
                                        ------------------------
Service costs for benefits earned        $ 11               $ 4
Interest cost on benefit obligation        54                20
Prior service costs                       (12)                -
Unrecognized net gain/(loss)                1                (1)
                                        ------------------------
TOTAL                                    $ 54               $23
                                        ========================

    Information regarding the changes in the accumulated benefit obligation and the status of Solutia's postretirement health care plans, life insurance plans, and employee disability plans follows:

                                                          1998            1997
                                                         ----------------------
Accumulated benefit obligation at Spinoff                                 $901
Accumulated benefit obligation at January 1               $ 918              -
Service costs                                                11              4
Interest cost                                                54             20
Participant contributions                                     1              -
Actuarial gains and losses                                  (19)            17
Benefits paid                                               (78)           (24)
Plan amendments                                            (161)             -
                                                         ----------------------
ACCUMULATED BENEFIT OBLIGATION AT DECEMBER 31               726            918
Unrecognized benefits from prior service                    176             27
Unrecognized subsequent net loss                            (11)           (32)
                                                         ----------------------
ACCRUED LIABILITY                                         $ 891           $913
                                                         ======================

     The accrued liability was included in:

Miscellaneous accruals                                    $  88           $ 91
Postretirement liabilities                                  803            822
                                                         ----------------------
ACCRUED LIABILITY                                         $ 891           $913
                                                         ======================

     Postretirement benefit costs were determined using the following rate assumptions:

                                                          1998           1997
                                                         ---------------------
Discount rate                                             7.00%          7.25%
Assumed trend rate for health care costs                  5.00%          5.00%
Ultimate trend rate for health care costs                 5.00%          5.00%


     A 1 percent change in the assumed health care cost trend rates would have the following effect as of December 31, 1998:

                                      1-PERCENTAGE-           1-PERCENTAGE-
                                     POINT INCREASE          POINT DECREASE
                                    ----------------------------------------
Effect on total service and
  interest cost components                 $1                     $ 1
Effect on postretirement
  benefit obligation                        7                      10

12> EMPLOYEE SAVINGS PLANS

For some employee savings plans, employee contributions are matched in part by Solutia. The value of these contributions for Solutia was $16 million in 1998, $10 million in 1997, and $11 million in 1996.

38  SOLUTIA INC. 1998 ANNUAL REPORT

     In connection with the Spinoff, Monsanto common stock held by the Monsanto Employee Stock Ownership Plan ("ESOP") and related Monsanto ESOP borrowings were allocated between Solutia and Monsanto. As a result of this allocation, Solutia received 2.4 million shares of Monsanto common stock and assumed $29 million of ESOP debt to third parties. Simultaneously, Solutia created its own ESOP, established a trust to hold the Monsanto shares, and issued a $29 million loan to the trust. Proceeds of the loan were used by the trust to repay the assumed third-party debt. Subsequent to the Spinoff, the ESOP trust was required by government regulations to divest its holdings of Monsanto common stock and use the proceeds to acquire Solutia common stock. The divestiture of Monsanto common stock and the purchase of Solutia common stock were completed in early 1998. The trust held approximately 10.7 million shares of Solutia common stock at December 31, 1998.

     A portion of the ESOP shares are allocated each year to employee savings accounts as matching contributions. During 1998 and 1997, 622,598 shares and 232,674 shares, respectively, were allocated to participants' accounts under the plan, leaving 3,887,519 unallocated shares as of December 31, 1998. Unallocated shares held by the ESOP are considered outstanding for earnings per share calculations. Compensation expense is equal to the cost of the shares allocated to participants, less dividends paid on the shares held by the ESOP. Information regarding the ESOP follows:

                                                      1998           1997           1996
                                                     ------------------------------------
Total ESOP expense                                     $6             $5             $3
Interest portion of total ESOP expense                  2              3              2
Cash contributions                                      7              -              -
Dividends paid on ESOP shares held                      -              -              -

     For periods prior to the Spinoff, the total Monsanto ESOP expense and the related interest were allocated to Solutia from Monsanto. Cash contributions and dividends paid on ESOP shares for periods prior to the Spinoff were not applicable to the Solutia ESOP.

13> STOCK OPTION PLANS

The Solutia Inc. 1997 Stock-Based Incentive Plan (the "1997 Plan") provides incentives to officers and employees of the company and its subsidiaries directly linked to the price of Solutia's stock. The 1997 Plan is the company's current stock-based incentive plan for management.

     The 1997 Plan authorizes up to 7,800,000 shares of company common stock for grants of non-qualified and incentive stock options, stock appreciation rights, restricted stock awards, and bonus stock awards to the company's officers and employees. Shares used may be either newly issued shares and/or treasury shares. Under the 1997 Plan, the exercise price of a stock option must be no less than the fair market value of the company's common stock on the grant date. Additionally, the 1997 Plan provides that the term of any stock option granted under the plan may not exceed 10 years. As of December 31, 1998, approximately 3,064,732 shares of company's common stock remained available for grants under the Plan.

     During 1998, non-qualified stock options to purchase 26,000 shares of the company's common stock were granted under the 1997 Plan to current executive officers and other senior executives as a group, and non-qualified stock options to purchase 231,567 shares were granted to other employees at an average exercise price of $26.98 per share. Total shares covered by options granted under the 1997 Plan to current executive officers and other senior executives as a group and other employees were 1,072,000 and 3,751,067, respectively, as of December 31, 1998. The options granted to the company's executive officers and other senior executives are performance options that vest upon achievement of specified share price targets. The options granted to the other management employees are time-based. They become exercisable in thirds, one-third on each of the first three anniversaries of the option grant date.

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

     Effective January 1, 1996, Solutia adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the standard, Solutia has elected to continue following the guidance of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for Solutia's option plans. Had the determination of compensation cost for these plans been based on the fair value at the grant dates for awards under these plans, consistent with the method of SFAS No. 123, Solutia's net income would have been reduced to the pro forma amounts indicated below:

                                  1998              1997           1996
                                 ----------------------------------------
NET INCOME:
As reported                       $ 249             $ 192          $  32
Pro forma                           224               159             18

DILUTED EARNINGS PER SHARE:
As reported                       $2.03             $1.55          $0.27
Pro forma                          1.82              1.29           0.15

     Compensation expense resulting from the fair value method of SFAS No. 123 may not be representative of compensation expense to be incurred on a pro forma basis in future years.

     The fair value of each option grant is estimated on the date of grant by use of the Black-Scholes option-pricing model.

                                     SOLUTIA INC. 1998 ANNUAL REPORT  39

1998
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following weighted-average assumptions were used to calculate the expense attributable to the company for Monsanto Options granted to company employees in 1997 and 1996:

                                        1997              1996
                                       ------------------------
Expected dividend yield                  0.3%              1.5%
Expected volatility                     27.0%             25.0%
Risk-free interest rates                 6.3%              6.0%
Expected option lives (years)             4.0               4.0

     The following weighted-average assumptions were used for grants of Solutia options in 1998 and 1997:

                                        1998              1997
                                       ------------------------
Expected dividend yield                  0.2%              0.2%
Expected volatility                     28.0%             25.0%
Risk-free interest rates                 5.1%              5.9%
Expected option lives (years)             5.0               4.0

     The weighted-average fair values of options granted during 1998, 1997 and 1996 were $9.33, $4.83, and $6.43 per share, respectively.

     A summary of the status of the company's stock option plans for year ended December 31, 1998, and the period subsequent to the Spinoff through December 31, 1997, follows:

                                                           OUTSTANDING
                                              -------------------------------------
                       EXERCISABLE                                WEIGHTED-AVERAGE
                         SHARES                  SHARES            EXERCISE PRICE
                      -------------------------------------------------------------
September 1, 1997      10,269,960              24,122,741              $13.48
                      -------------------------------------------------------------
Granted                                         4,565,500               19.25
Exercised                                        (752,102)               9.29
Expired                                          (118,411)              16.36
                      -------------------------------------------------------------
December 31, 1997       9,517,858              27,817,728              $14.53
                      -------------------------------------------------------------
Granted                                           257,567               26.98
Exercised                                      (1,833,225)              12.19
Expired                                          (475,637)              16.22
                      -------------------------------------------------------------
DECEMBER 31, 1998      22,946,490              25,766,433              $14.77
                      =============================================================

     The following table summarizes information about stock options outstanding as of December 31, 1998:

OPTIONS OUTSTANDING:

                                                 Weighted-Average
       Range of                                     Remaining          Weighted-Average
    Exercise Prices         Shares               Contractual Life       Exercise Price
                         ---------------------------------------------------------------
      $ 3 to  7            4,964,597                4.2 years              $ 5.84
        8 to 11               49,679                6.9 years               10.09
       12 to 15            1,537,049                7.2 years               12.63
       16 to 18           14,331,393                8.0 years               16.44
       19 to 23            4,656,874                8.7 years               19.32
       24 to 29              226,841                9.4 years               27.53
                         ---------------------------------------------------------------
      $ 3 to 29           25,766,433                7.4 years              $14.77
                         ===============================================================

OPTIONS EXERCISABLE:

       Range of                                   Weighted-Average
    Exercise Prices         Shares                 Exercise Price
                         ------------------------------------------
      $ 3 to  7            4,964,597                   $ 5.84
        8 to 11               46,179                    10.09
       12 to 15            1,531,849                    12.62
       16 to 18           14,330,393                    16.44
       19 to 23            2,073,472                    19.32
       24 to 29                    -                        -
                         ------------------------------------------
      $ 3 to 29           22,946,490                   $14.14
                         ==========================================

14> ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 provides comprehensive and consistent standards for the recognition and measurement of derivative and hedging activities. It requires that derivatives be recorded on the Statement of Consolidated Financial Position at fair value and establishes criteria for hedges of changes in the fair value of assets, liabilities or firm commitments, hedges of variable cash flows of forecasted transactions, and hedges of foreign currency exposures of net investments in foreign operations. Changes in the fair value of derivatives that do not meet the criteria for hedges would be recognized in the Statement of Consolidated Income. This statement will be effective for the company beginning January 1, 2000. The company is evaluating SFAS No. 133 and has not determined its effect on the consolidated financial statements.

15> CAPITAL STOCK

The company's board of directors declared a dividend of one preferred stock purchase right on each share of the company's common stock issued in the distribution of shares by Monsanto to its shareholders on the effective date of the Spinoff. If a person or group acquires beneficial ownership of 20 percent or more, or announces a tender offer that would result in beneficial ownership of 20 percent or more, of the company's outstanding common stock, the rights become exercisable and for every right held, the owner will be entitled to purchase one one-hundredth of a share of a series of preferred stock for $125. If Solutia is acquired in a business combination transaction while the rights are outstanding, for every right held, the holder will be entitled to purchase, for $125, common shares of the acquiring company having a market value of $250. In addition, if a person or group acquires beneficial ownership of 20 percent or more of the company's outstanding common stock, for every right held, the holder (other than such person or members of such group) will be entitled to purchase, for $125, a number of shares of the company's common stock having a market value of $250. Furthermore, at any time after a person or group acquires beneficial ownership of 20 percent or more (but less than 50 percent) of the company's outstanding common stock, the board of directors may, at its option, exchange part or all of the rights (other than rights held by the

40  SOLUTIA INC. 1998 ANNUAL REPORT
acquiring person or group) for shares of the company's common stock on a one share-for-every-one-right basis. At any time prior to the acquisition of such a 20 percent position, the company can redeem each right for $0.01. The board of directors is also authorized to reduce the aforementioned 20 percent thresholds to not less than 10 percent. The rights expire in the year 2007.

     The company has 10 million shares of preferred stock, par value $0.01 per share, authorized. As of December 31, 1998, there were no preferred shares issued or outstanding.

16> COMMITMENTS AND CONTINGENCIES

Commitments, principally in connection with uncompleted additions to property, were approximately $216 million as of December 31, 1998. Solutia was contingently liable as a guarantor for bank loans totaling approximately $14 million as of December 31, 1998. In addition, as of December 31, 1998, the company was contingently liable under letters of credit, primarily related to environmental remediation, of $88 million. Solutia's future minimum payments under noncancelable operating leases and unconditional purchase obligations are $20 million for 1999, $17 million for 2000, $14 million for 2001, $12 million for 2002, $46 million for 2003 and $57 million thereafter.

     Solutia has entered into agreements with customers to supply a guaranteed quantity of certain products annually at prices specified in the agreements. In return, the customers have advanced funds to Solutia to cover the costs of expanding capacity to provide the guaranteed supply. Solutia has recorded the advances as deferred credits and amortizes the amounts to income as the customers purchase the products. At December 31, 1998 and 1997, the unamortized deferred credits were approximately $137 million and approximately $59 million, respectively.

     The more significant concentrations in Solutia's trade receivables at year-end were:

                                          1998             1997
                                         -----------------------
U.S. chemical industry                    $55              $130
U.S. carpet industry                       51                73
European glass industry                    36                 -
European chemical industry                  -                41

     Management does not anticipate losses on its trade receivables in excess of established allowances.

     Solutia's Statement of Consolidated Financial Position included accrued liabilities of $198 million and $217 million as of December 31, 1998 and 1997, respectively, for the remediation of identified waste disposal sites. Expenditures related to remediation activities were $22 million in 1998, $39 million in 1997, and $59 million in 1996. Solutia recorded charges against cost of goods sold of approximately $34 million ($22 million aftertax) in the fourth quarter of 1997 to increase its environmental reserves. This action was required in order to reflect revised estimates for changed circumstances relating to the ultimate outcome of previously known environmental matters. These revised estimates were based upon further discussions with environmental authorities and the availability of new information from recently completed environmental studies. These events and activities help to define better and to quantify the company's ultimate liability for these matters.

     Effective January 1, 1997, Solutia adopted the SOP 96-1, "Environmental Remediation Liabilities." SOP 96-1 establishes authoritative guidance regarding the recognition, measurement and disclosure of environmental remediation liabilities. A charge to cost of goods sold of approximately $10 million ($6 million aftertax) was recorded in the first quarter of 1997 associated with the adoption of SOP 96-1. The timing of this charge was predicated upon an application of SOP 96-1 in which liabilities arising under the Resource Conservation and Recovery Act ("RCRA") should be recorded when a RCRA corrective measures study ("CMS") is completed. Subsequently, the company reassessed its application of SOP 96-1 and concluded that these liabilities would be recorded over a continuum of events leading up to and including a CMS. As a result, the company recorded in the fourth quarter of 1997, additional charges against cost of goods sold of approximately $38 million ($24 million aftertax) associated with these RCRA environmental liabilities.

     Uncertainties related to all of the company's environmental liabilities include evolving government regulations, the method and extent of remediation, and future changes in technology. Because of these uncertainties, the company estimates that potential future expenses associated with these liabilities could be an additional $20 million to $30 million. Although the ultimate costs and results of remediation of contaminated sites cannot be predicted with certainty, they are not expected to have a material adverse effect on Solutia's consolidated financial position, liquidity, or profitability in any one year.

     Monsanto is a party to a number of lawsuits and claims relating to Solutia, for which Solutia assumed responsibility in the Spinoff. In addition, Solutia is also a named party in a number of lawsuits and claims directly. Solutia intends to defend all suits and claims vigorously. Such matters arise out of the normal course of business and relate to product liability; government regulation, including environmental issues; employee relations; and other issues. Certain of the lawsuits and claims seek damages in very large amounts. Although the results of litigation cannot be predicted with certainty, management's belief is that the final outcome of such litigation will not have a material adverse effect on Solutia's consolidated financial position, liquidity or profitability in any one year, as applicable.

17> SUPPLEMENTAL DATA

Supplemental income statement data were:

                                       1998        1997         1996
                                      --------------------------------
Raw material and energy costs          $994       $1,102       $1,059
Employee compensation and benefits      757          746          715
Current income and other taxes          176          149          134
Rent expense                             26           28           29
Technological expenses:
  Research and development               60           60           81
  Engineering, commercial
    development and patent               23           27            7
                                      --------------------------------
Total technological expenses             83           87           88


                                  SOLUTIA INC. 1998 ANNUAL REPORT  41

1998
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        1998         1997        1996
                                       -------------------------------
Interest expense:
  Total interest cost                   $49          $49          $41
  Less capitalized interest               6            8            5
                                       -------------------------------
Net interest expense                     43           41           36

Currency losses including equity in
affiliates' currency gains and losses     2            6            2


18> SEGMENT AND GEOGRAPHIC DATA

Effective December 31, 1997, Solutia adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The required disclosures follow. As permitted by the standard, information for years prior to 1997 was not restated to conform to the new disclosure requirements because it was impracticable to do so. Solutia reported one segment prior to the adoption of SFAS No. 131.

     Solutia has three reportable segments: Chemicals, Fibers, and Polymers & Resins. The Chemicals segment produces intermediate chemicals used in other finished products; phosphorus-based products used in food and beverages and personal care products; and specialty fluids and lubricants. The Fibers segment produces Acrilan(R) acrylic fibers used in apparel, upholstery and brake fibers; nylon carpet fibers for residential and contract markets; and industrial-strength nylon fibers used in tire and other industrial applications. The Polymers & Resins segment produces Saflex(R) plastic interlayer used in automotive and architectural applications; specialty resins used in paints and adhesives; polymer modifiers and plasticizers used in flooring products, sealants, caulks, and adhesives; and Vydyne(R) for engineering thermoplastics and nylon 6,6 polymers for fiber applications.

     Solutia's three reportable segments are groupings of the company's 10 business units, which are managed to focus on the company's key technological strengths of polymer chemistry, fiber technology, process engineering expertise, technical service, and customer problem solving. Business units sharing similar economic characteristics and similarities in the areas of products, production processes, types of customers, and methods of distribution, were aggregated.

     During 1998, Solutia announced that it was reviewing options for its phosphorus derivatives business that included sale, alliance or joint venture. Solutia is primarily pursuing the sale of the business, but is still considering all alternatives. Upon completion of this divestiture, chemicals segment results will be restated to reflect the company's ongoing segments.

     Accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2. However, segment profit reflects only operating expenses that are directly attributable to the segment. Unallocated service costs are managed centrally and primarily include costs of technology, engineering and manufacturing services that are provided to the segments. These amounts also include corporate administration costs. The company accounts for intersegment sales at agreed upon transfer prices. Intersegment sales are eliminated in consolidation. Segment assets consist primarily of customer receivables, finished goods inventories, and fixed assets directly associated with the production processes of the segment ("direct fixed assets"). Segment depreciation and amortization is based upon direct fixed assets. Unallocated assets consist primarily of deferred taxes, certain investments in equity affiliates, and indirect fixed assets.

     Solutia's 1998 and 1997 segment information follows:

                                                                        Year Ended December 31,
                                         ------------------------------------------------------------------------------------
                                                           1998                                        1997
                                         ---------------------------------------      ---------------------------------------
                                            NET         INTERSEGMENT                     Net         Intersegment
SEGMENT:                                   SALES           SALES         PROFIT         Sales           Sales         Profit
                                         ---------------------------------------      ---------------------------------------
Chemicals                                 $  884            $ 7          $ 226         $  965           $ 18          $ 231
Fibers                                       962              -            200            979              -            161
Polymers & Resins                            994              -            270          1,041              5            272
                                         ---------------------------------------      ---------------------------------------
SEGMENT TOTALS                             2,840              7            696          2,985             23            664

RECONCILIATION TO CONSOLIDATED TOTALS:
  Sales eliminations                          (7)            (7)                          (23)           (23)
  Other revenues                               2                                            7
  Less unallocated service costs:
    Cost of goods sold                                                     (70)                                        (148)
    Marketing, administrative and
      technological expenses                                              (240)                                        (226)
  Equity earnings from affiliates                                           25                                           31
  Interest expense                                                         (43)                                         (41)
  Other income (expense)-net                                                 7                                           10

CONSOLIDATED TOTALS:
                                         -------------------------------              -------------------------------
NET SALES                                 $2,835          $   -                        $2,969           $  -
                                         ===============================--------      ===============================--------
INCOME BEFORE INCOME TAXES                                               $ 375                                        $ 290
                                                                        ========                                     ========

42  SOLUTIA INC. 1998 ANNUAL REPORT

                                                                             As of December 31,
                                         ---------------------------------------------------------------------------------------
                                                             1998                                        1997
                                         -------------------------------------------- ------------------------------------------
                                                         CAPITAL    DEPRECIATION AND                Capital    Depreciation and
SEGMENT:                                  ASSETS       EXPENDITURES   AMORTIZATION     Assets     Expenditures   Amortization
                                         -------------------------------------------- ------------------------------------------
Chemicals                                 $  637           $ 87           $ 38         $  601         $ 50           $ 37
Fibers                                       377              8             25            400           33             26
Polymers & Resins                            592             30             38            571           55             41
                                         -------------------------------------------- ------------------------------------------
SEGMENT TOTALS                             1,606            125            101          1,572          138            104

RECONCILIATION TO CONSOLIDATED TOTALS:
  Unallocated amounts                      1,159             33             40          1,196           27             38
                                         -------------------------------------------- ------------------------------------------
CONSOLIDATED TOTALS                       $2,765           $158           $141         $2,768         $165           $142
                                         ============================================ ==========================================

     Solutia's geographic information for 1998 and 1997 follows:

                                                Net Sales                  Long-Lived Assets
                                         -----------------------         ---------------------
                                           1998           1997            1998           1997
                                         -----------------------         ---------------------
U.S.                                      $2,009         $2,030           $820           $803
Other countries                              826            939            124            120
                                         -----------------------         ---------------------
CONSOLIDATED TOTALS                       $2,835         $2,969           $944           $923
                                         =======================         =====================


19> QUARTERLY DATA - UNAUDITED

                                                           First         Second           Third         Fourth        Total
                                                          Quarter        Quarter         Quarter        Quarter       Year
                                           -----------------------------------------------------------------------------------
Net Sales                                   1998          $ 720          $ 745          $ 703          $ 667        $2,835
                                            1997            719            770            749            731         2,969

Gross Profit                                1998            187            206            188            169           750
                                            1997            176            189            173            115           653

Operating Income                            1998             99            115             95             77           386
                                            1997             95             97             88             10           290

Net Income                                  1998             64             72             58             55           249
                                            1997             65             62             56              9           192

Basic Earnings per Share                    1998           0.55           0.62           0.50           0.49          2.16
                                            1997           0.56           0.53           0.47           0.08          1.63

Diluted Earnings per Share                  1998           0.51           0.58           0.47           0.46          2.03
                                            1997           0.54           0.51           0.46           0.06          1.55
Common Stock Price:
1998                                        HIGH           32             30 5/16        30 15/16       28 1/2       32
                                            LOW            24 3/16        25 9/16        21 1/2         18 11/16     18 11/16

1997                                        High            -              -             21 1/2         27 3/4       27 3/4
                                            Low             -              -             18 11/16       19 1/2       18 11/16

     Net income in the second, third and fourth quarters of 1998 includes aftertax reversals of excess restructuring reserves established in 1996 of $2 million, $2 million and $2 million, respectively. In the third quarter of 1998, net income includes an aftertax charge of $3 million to reduce the carrying value of certain slow-moving inventories to their net realizable value. Net income for the fourth quarter of 1998 includes an aftertax charge of $4 million that was caused by losses on the disposition of certain non-salable inventories.

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

     Under SFAS No. 128, "Earnings per Share," the quarterly and total year calculations of basic and diluted earnings per share are based on weighted average shares outstanding for that quarterly or total year period, respectively. As a result, the sum of diluted earnings per share for the quarterly periods may not equal total year earnings per share.

     Because Solutia was not formed as an independent public company until September 1, 1997, common stock price information for the first and second quarters of 1997 is not available.


                                    SOLUTIA INC. 1998 ANNUAL REPORT  43

1998
FINANCIAL SUMMARY

Dollars in millions, except per share amounts

                                                             Historical                              Unaudited Pro Forma<F1>
                                  --------------------------------------------------------------    -------------------------
OPERATING RESULTS:                    1998         1997         1996         1995         1994        1997          1996
                                  --------------------------------------------------------------    -------------------------
NET SALES<F2>                      $   2,835    $   2,969      $2,977       $2,964       $3,097      $2,960          $2,962

GROSS PROFIT                             750          653         652          721          729         647             649
  As percent of net sales                 26%          22%         22%          24%          24%         22%             22%

MARKETING, ADMINISTRATIVE AND
TECHNOLOGICAL EXPENSES                   364          363         427          410          439         393             420
  As percent of net sales                 13%          12%         14%          14%          14%         13%             14%

OPERATING INCOME<F3>                     386          290          33          258          256         254              37
  As percent of net sales                 14%          10%          1%           9%           8%          9%              1%

INCOME BEFORE INCOME TAXES               375          290          33          231          228         235               9

NET INCOME<F4>                           249          192          32          147          149         157              17
  As percent of net sales                  9%           6%          1%           5%           5%          5%             <1%

SHARE DATA:
                                  --------------------------------------------------------------    -------------------------

BASIC EARNINGS PER SHARE<F5>       $    2.16    $    1.63      $ 0.28       $ 1.30       $ 1.30      $ 1.33          $ 0.15
DILUTED EARNINGS PER SHARE<F5>          2.03         1.55        0.27         1.27         1.27        1.27            0.14
DIVIDENDS PER SHARE                     0.04         0.01           -            -            -           -               -

COMMON STOCK PRICE:
HIGH                                      32       27 3/4           -            -            -           -               -
LOW                                 18 11/16     18 11/16           -            -            -           -               -
CLOSE                                 22 3/8     26 11/16           -            -            -           -               -

PRICE/EARNINGS RATIO ON YEAR-END
 STOCK PRICE                              11           17           -            -            -           -               -

NUMBER OF REGISTERED SHAREHOLDERS     41,864       57,894           -            -            -           -               -
YEAR-END SHARES OUTSTANDING
 (IN THOUSANDS)                      112,771      117,408           -            -            -           -               -
SHARES REPURCHASED (IN THOUSANDS)      6,246        1,570           -            -            -           -               -
AVERAGE DAILY TRADING VOLUME
 (IN THOUSANDS)                          401        1,053           -            -            -           -               -

OTHER DATA:
                                  --------------------------------------------------------------    -------------------------
INTEREST EXPENSE<F6>               $      43    $      41      $   36          $36       $   29      $   60          $   64
INCOME TAXES                             126           98           1           84           79          78              (8)
DEPRECIATION AND AMORTIZATION            141          142         166          162          219         142             166
TOTAL ASSETS                           2,765        2,768       2,483        2,462        2,435           -               -
CAPITAL EXPENDITURES                     158          165         192          179          187           -               -
INTERCOMPANY CHARGES<F7>                   -           12          85           72           69           -               -
LONG-TERM DEBT<F6>                       597          597           -            -            -           -               -
EMPLOYEES (YEAR-END)                   8,700        8,800           -            -            -           -               -
                                  --------------------------------------------------------------    -------------------------

<F1> The unaudited pro forma financial information is presented for illustrative purposes only and has been included in this summary because it produces more meaningful comparisons than the historical financial information. It may not be indicative of the results that would have been obtained had the Spinoff and the company's 1997 debt offering actually occurred on the dates assumed, nor is it indicative of the future consolidated results of operations.

<F2> Net sales for the company included $140 million in 1995 and $400 million in 1994 for its rubber chemicals business. In May 1995, this business was contributed by Monsanto to the Flexsys, L.P. joint venture.

<F3> Operating income includes charges for restructuring and other actions of $1 million in 1998, $84 million in 1997, $248 million in 1996, $46 million in 1995, and $34 million in 1994.

<F4> Net income includes charges for restructuring and other actions of
     $1 million or $0.01 per share in 1998, $53 million, or $0.43 per share in 1997, $164 million, or $1.37 per share in 1996, $52 million, or $0.45 per share in 1995, and $21 million, or $0.18 per share in 1994.

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

<F7> Prior to the Spinoff, Monsanto provided certain general and administrative services to the company, including finance, legal, treasury, information systems, and human resources. The cost of these services was allocated to the company based upon the percentage relationship between the net assets utilized in the company's operations and Monsanto's total net assets, as well as other methods that management believes to be reasonable.

44  SOLUTIA INC. 1998 ANNUAL REPORT

1998
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME


The following unaudited pro forma condensed consolidated statements of income for the years ended December 31, 1997 and 1996 give effect to the Spinoff and Solutia's 1997 debt offering as if the Spinoff and the offering had occurred as of the beginning of the periods presented. The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the transactions actually occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and the related notes thereto included elsewhere in this annual report.


Dollars in millions,
except per share amounts                   For the Year Ended December 31, 1997          For the Year Ended December 31, 1996
                                       -------------------------------------------     ----------------------------------------
                                                              Pro Forma                                     Pro Forma
                                        Historical  ------------------------------      Historical  ---------------------------
                                         Solutia     Adjustments          Solutia        Solutia     Adjustments       Solutia
                                       -------------------------------------------     ----------------------------------------
NET SALES                                 $2,969     $   (9)<FA>          $2,960         $2,977     $  (15)<FA>        $2,962
Cost of Goods Sold                         2,316         (1)<FB>           2,313          2,325          3 <FB>         2,313
                                                          1 <FC>                                         3 <FC>
                                                         (3)<FD>                                       (18)<FD>
                                       -------------------------------------------     ----------------------------------------
GROSS PROFIT                                 653         (6)                 647            652         (3)               649
Marketing, Administrative, and
Technological Expenses                       363         14 <FB>             393            427         14 <FB>           420
                                                         (9)<FD>                                       (67)<FD>
                                                         25 <FE>                                        46 <FE>
Restructuring Expenses - net                                                                192                           192
                                       -------------------------------------------     ----------------------------------------
OPERATING INCOME                             290        (36)                 254             33          4                 37
Interest Expense                             (41)       (19)<FF>             (60)           (36)       (28)<FF>           (64)
Other Income (Expense) - net                  41                              41             36                            36
                                       -------------------------------------------     ----------------------------------------
INCOME BEFORE INCOME TAXES                   290        (55)                 235             33        (24)                 9
Income Taxes                                  98        (20)<FG>              78              1         (9)<FG>            (8)
                                       -------------------------------------------     ----------------------------------------
NET INCOME                                $  192     $  (35)              $  157         $   32     $  (15)            $   17
                                       ===========================================     ========================================
BASIC EARNINGS PER SHARE                  $ 1.63     $(0.30)              $ 1.33         $ 0.28     $(0.13)            $ 0.15
                                       ===========================================     ========================================
DILUTED EARNINGS PER SHARE                $ 1.55     $(0.28)              $ 1.27         $ 0.27     $(0.13)            $ 0.14
                                       ===========================================     ========================================
Basic Weighted Average Shares                                              117.7                                        116.2
                                       ===========================================     ========================================
Diluted Weighted Average Shares                                            123.7                                        119.8
                                       ===========================================     ========================================

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

                                    SOLUTIA INC. 1998 ANNUAL REPORT  45