Form 10-K405, Exhibit 13
period 1999-12-31
SOLUTIA INC
filed 2000-03-10
CIK 1043382

MANAGEMENT REPORT

Management is responsible for the integrity, objectivity, and preparation of Solutia Inc.'s consolidated financial statements and all of the related information appearing in this annual report. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, this information reflects estimates that are based upon currently available information and management's judgments.
     Management is also responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance that Solutia's assets are safeguarded against material loss from unauthorized use or disposition and that authorized transactions are properly recorded to permit the preparation of accurate financial information. Cost/benefit judgments are an important consideration in this regard. The effectiveness of internal controls is maintained by careful personnel selection and thorough training, division of responsibilities, establishment and communication of policies, and ongoing internal review programs and audits.
     Management believes that Solutia's system of internal accounting controls as of and for the period ended December 31, 1999, was effective and adequate to accomplish the objectives described above.


/s/ John C. Hunter III

John C. Hunter III
Chairman, President, and Chief Executive Officer


/s/ Robert A. Clausen

Robert A. Clausen
Senior Vice President and Chief Financial Officer

February 23, 2000


AUDIT AND FINANCE COMMITTEE REPORT

The Audit and Finance Committee, composed of non-employee directors, met four times during 1999. The committee reviews and monitors Solutia's internal controls, financial reports, and accounting practices as well as the scope and extent of the audits performed by both the independent and internal auditors. The committee also recommends to the full Board the selection of Solutia's principal independent auditors, and it approves in advance all significant audit and nonaudit services provided by these auditors. Deloitte & Touche LLP was appointed independent auditor to examine, and to express an opinion as to the fair presentation of, the consolidated financial statements. The Deloitte & Touche LLP report follows.
     The internal and principal independent auditors meet with the committee, with and without management representatives present, to discuss the results of their examination, the adequacy of the company's internal accounting controls, and the quality of Solutia's financial reporting. The Audit and Finance Committee also reviews and monitors Solutia's financial policies, including planning and structure, so that they conform to Solutia's requirements for growth and sound operation.
     The Audit and Finance Committee has reviewed the financial section of this annual report. Upon the recommendation of the committee, the Board of Directors has approved the financial section.


/s/ Frank A. Metz Jr.

Frank A. Metz Jr.
Chairman, Audit and Finance Committee

February 23, 2000

                   REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Solutia Inc.:

We have audited the accompanying statements of consolidated financial position of Solutia Inc. and subsidiaries as of December 31, 1999, and 1998, and the related statements of consolidated income, comprehensive income, cash flow, and shareholders' equity (deficit) for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Solutia Inc. and subsidiaries as of December 31, 1999, and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Note 15 to the financial statements, in 1997, the company changed its method of accounting for environmental obligations under the Resource Conservation and Recovery Act.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
St. Louis, Missouri

February 23, 2000

FINANCIAL SUMMARY

Dollars in millions, except per share amounts

                                                    1999          1998           1997            1996           1995
                                                -----------------------------------------------------------------------
OPERATING RESULTS:

Net Sales<F1>                                    $  2,830      $   2,835      $   2,969         $2,977         $2,964
Gross Profit                                          652            750            653            652            721
   As percent of net sales                             23%            26%            22%            22%            24%
Marketing, Administrative and
Technological Expenses                                355            364            363            427            410
   As percent of net sales                             13%            13%            12%            14%            14%
Amortization Expense                                    3              -              -              -              -
Operating Income<F2>                                  294            386            290             33            258
   As percent of net sales                             10%            14%            10%             1%             9%
Income Before Income Taxes                            303            375            290             33            231
Net Income<F3>                                        206            249            192             32            147
   As percent of net sales                              7%             9%             6%             1%             5%

SHARE DATA:
                                                -----------------------------------------------------------------------
Basic Earnings per Share<F4>                     $   1.86      $    2.16      $    1.63         $ 0.28         $ 1.30
Diluted Earnings per Share<F4>                       1.80           2.03           1.55           0.27           1.27
Dividends per Share                                  0.04           0.04           0.01              -              -
Common Stock Price:
High                                              26 5/16             32         27 3/4              -              -
Low                                                13 1/2       18 11/16       18 11/16              -              -
Close                                             15 7/16         22 3/8       26 11/16              -              -

Price/Earnings Ratio on Year-end Stock Price            9             11             17              -              -
Number of Registered Shareholders                  39,171         41,864         57,894              -              -
Year-end Shares Outstanding (in millions)           109.5          112.8          117.4              -              -
Shares Repurchased (in millions)                      3.8            6.2            1.6              -              -
Average Daily Trading Volume (in thousands)           458            401          1,053              -              -

OTHER DATA:
                                                -----------------------------------------------------------------------
Interest Expense<F5>                             $     40      $      43      $      41         $   36         $   36
Income Taxes                                           97            126             98              1             84
Depreciation and Amortization                         151            147            145            166            162
Total Assets                                        3,770          2,765          2,768          2,483          2,462
Capital Expenditures                                  257            158            165            192            179
Long-Term Debt                                        802            597            597              -              -
Employees (year-end)                               10,600          8,700          8,800              -              -
                                                -----------------------------------------------------------------------

<F1> Net sales for the company included $140 million in 1995 for its rubber chemicals business. In May 1995, this business was contributed by Monsanto to the Flexsys, L.P. joint venture.
<F2> Operating income includes charges for restructuring and other actions of $61 million in 1999, $1 million in 1998, $84 million in 1997, $248 million in 1996, and $46 million in 1995.
<F3> Net income includes charges for restructuring and other actions of
     $38 million, or $0.33 per share, in 1999, $1 million, or $0.01 per share, in 1998, $53 million, or $0.43 per share, in 1997, $164 million, or $1.37 per share, in 1996, and $52 million, or $0.45 per share, in 1995.
<F4> For periods ended prior to the spinoff, the number of Monsanto weighted average shares outstanding and common share equivalents were adjusted for the distribution ratio in the spinoff of one share of Solutia's common stock for every five shares of Monsanto common stock.
<F5> Monsanto used a centralized approach to cash management and the financing of its operations. As a result, cash and cash equivalents and debt were not allocated to Solutia in the historical financial statements. Interest expense was allocated to Solutia in its consolidated financial statements to reflect
     Solutia's pro rata share of the financing structure of Monsanto.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Solutia Inc. and its subsidiaries produce and market a variety of high-performance, chemical-based materials. Solutia's strategic focus is built on key strengths, including complex manufacturing capabilities, process engineering expertise, polymer chemistry, fiber technology, technical service, and customer problem solving. These world-class skills are applied to create solutions and products for customers in the consumer, household, automotive, and industrial products industries. Solutia's products include Saflex(R) plastic interlayer; adhesives; window and industrial films; liquid, powder and waterborne resins; Vydyne(R) and Ascend(TM) nylon polymers; chemical intermediates; and nylon fibers.
   During December 1999, Solutia refined its management structure to align with its growth strategy. Solutia's management is now organized around four strategic business platforms: Performance Films, Resins and Additives, Specialties, and Integrated Nylon. Resins and Additives and Specialties have been aggregated into the Specialty Products reportable segment because of their similar economic characteristics, as well as their similar products and services, production processes, types of customers, and methods of distribution. Solutia's new reportable segments and representative products are as follows:

-----------------------------------------------------------------------------------------------
PERFORMANCE FILMS             SPECIALTY PRODUCTS              INTEGRATED NYLON
-----------------------------------------------------------------------------------------------
Saflex(R) plastic interlayer  Resins and additives,           Intermediate "building
                              including Alftalat(R)           block" chemicals
KeepSafe(R), Saflex           polyester resins, Resimene(R)
Inside(TM), and KeepSafe      and Maprenal(R) crosslinkers,   Merchant polymer and
Maximum(TM) glass for         Synthacryl(R) acrylic resins,   nylon extrusion polymers,
residential security and      and Alnovol(R) phenolic resins  including Vydyne(R) and Ascend(TM)
hurricane protection windows
                              Therminol(R) heat transfer      Carpet fibers, including
Llumar(R), Vista(R), and      fluids                          the Wear-Dated(R) and Ultron
Gila(R) professional and                                      VIP(R) brands
after-market window films     Dequest(R) water treatment
                              chemicals                       Industrial nylon fibers
Conductive and anti-
reflective coated films       Skydrol(R) hydraulic fluids     Acrilan(R) acrylic fibers
and deep-dyed films           and SkyKleen(R) cleaning        for apparel, upholstery
                              fluid for aviation              fabrics, craft yarns, and
Gelva(R) pressure-sensitive                                   other applications
adhesives                     Phosphorus-based
                              materials for food and
Santicizer(R) plasticizers    beverage ingredients,
and other polymer modifiers   personal care products,
                              industrial cleaners, and
                              fire retardants


   Internally, Solutia reports its financial results under this revised management structure. As required by Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," financial information for the years ended December 31, 1999, 1998, and 1997, that is included in this annual report has been restated to conform to the new segment structure. See
Note 19 to the Consolidated Financial Statements for further information.
   Prior to September 1, 1997, the businesses that form Solutia were wholly owned by Monsanto Company (Monsanto). On September 1, 1997, Monsanto distributed all of the outstanding shares of common stock of Solutia as a dividend to Monsanto stockholders (the spinoff). As a result of the spinoff, Solutia became an independent publicly-held company listed on the New York Stock Exchange and its operations ceased to be owned by Monsanto. Monsanto and Solutia entered into a number of agreements to facilitate the separation of the companies and to provide mechanisms for an orderly transition following the spinoff. The separation from Monsanto and the subsequent transition of services have been completed, although operating agreements for Solutia's manufacturing facilities located in Monsanto plant sites and Monsanto manufacturing facilities located in a Solutia plant site continue for longer terms.
   Financial data included in Solutia's consolidated financial statements for periods prior to the spinoff reflect an estimate of what the historical assets, liabilities, and operations would have been if Solutia had been organized as a separate legal entity, owning certain net assets of Monsanto, during those periods. Management

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

believes that the assumptions underlying these financial statements are reasonable. These historical consolidated financial statements, however, may not necessarily reflect the results of operations, cash flows, or financial position that would have existed if Solutia had been a separate stand-alone public entity.
   For periods after the spinoff, Solutia's consolidated financial statements reflect the historical value of the assets, liabilities, and operations of the businesses that were contributed to Solutia by Monsanto. See Note 1 to the Consolidated Financial Statements for a discussion of the basis of presentation used in the preparation of Solutia's consolidated financial statements.

RESULTS OF OPERATIONS

Solutia's net sales for 1999 of $2.830 billion were essentially equal to 1998 net sales of $2.835 billion and 5 percent lower than 1997 net sales of $2.969 billion. Although Solutia's net sales for 1999 were almost unchanged from 1998, the 1999 results were affected by volume improvements of 5 percent, directly offset by average selling price reductions of 5 percent. Operating income for the year ended December 31, 1999, was $294 million, 24 percent lower than 1998 operating income of $386 million, and slightly higher than 1997 operating income of $290 million. Most of the decline in 1999 operating income was caused by special charges taken in the first quarter of 1999 related to exiting the ammonia business, to writing down certain manufacturing equipment in the Integrated Nylon segment to fair value, and to the anticipated settlement of two lawsuits relating to the Anniston, Alabama, plant site. The remainder of the decline resulted from lower average selling prices.
   During 1999, Solutia began repositioning its portfolio of businesses to achieve $5 billion in net sales within three to four years. This growth program includes internal initiatives such as the full global commercialization of Saflex IIIG(TM), Solutia's third-generation polyvinyl butryl product, the continued commercialization of KeepSafe(R), Saflex Inside(TM), and KeepSafe Maximum(TM) for residential security and hurricane protection windows, the launch of a Saflex(R) product for Enhanced Protective Glass in side and rear automotive windows, and the introduction of Ascend(TM) nylon plastics and polymers, among other programs. As part of Solutia's external growth programs, Solutia acquired CPFilms Inc., a leading manufacturer and marketer of window films and other high-technology films products for automotive, architectural, and other applications, in May 1999, and purchased
Vianova Resins, a leading European producer of resins and additives for coatings and technical applications, in December 1999. In April 1999, Solutia announced an agreement with FMC Corporation to form a joint venture to manufacture and market phosphorus chemicals. Solutia and FMC will each contribute their phosphorus derivatives businesses, and each company will own a 50 percent share of the combined venture. The formation of the joint venture is being reviewed by the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of
1976. The joint venture is expected to begin operations in the first half of 2000.

PERFORMANCE FILMS
Net sales for Performance Films were $713 million in 1999, compared with $614 million in 1998 and $651 million in 1997. The 16 percent increase in 1999 net sales over 1998 was due to an overall volume gain of more than 20 percent, partially offset by selling price declines. The sales volume increase is attributable to the May 1999 acquisition of CPFilms, and to a greater than 10 percent increase in Saflex(R) plastic interlayer sales volumes. Volume gains

[PERFORMANCE FILMS NET SALES graph]

[PERFORMANCE FILMS SEGMENT PROFIT graph]

for Saflex(R) plastic interlayer resulted from the full global commercialization of Saflex IIIG(TM), the continued commercialization of KeepSafe(R), Saflex Inside(TM), and KeepSafe Maximum(TM), and the launch of a Saflex(R) product for Enhanced Protective Glass. Contractual pricing provisions that adjust pricing downward for increased volume, caused the selling price declines.
   Performance Films' net sales for 1998 declined compared with 1997 net sales because of lower selling prices and sales volumes. During 1998, Solutia reduced its selling prices for Saflex(R) products to maintain market share. Also during 1998, sales volume of polymer modifier products used in vinyl flooring declined as a result of competition from alternative flooring materials.
   Segment profit was $189 million in 1999, versus $168 million in 1998 and $177 million in 1997. The improvement in 1999 segment profit over 1998 is due to higher year-over-year net sales, including

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

the acquisition of CPFilms, lower raw material costs, and employee benefits cost and other cost reductions, partially offset by increased marketing expenditures related to the promotion of KeepSafe(R), Saflex Inside(TM), KeepSafe Maximum(TM), and Enhanced Protective Glass. Segment profit for 1998 was lower than that for 1997 due to lower 1998 net sales and higher production costs related to the changeover of production from the previous generation of polyvinyl butryl to Saflex IIIG(TM).

SPECIALTY PRODUCTS
Solutia's Specialty Products segment had net sales of $615 million in 1999, compared with $613 million in 1998 and $635 million in 1997. The slight increase in 1999 net sales over 1998 was due to increased sales volumes of Solutia's resins and additives products and Skydrol(R) 5 hydraulic fluid for aviation, partially offset by unfavorable currency exchange movements. The growth in sales volumes for resins and additives is attributable to strong sales in the coatings market, especially during the fourth quarter of 1999. Also during 1999, Solutia became the sole supplier of hydraulic

[SPECIALTY PRODUCTS IN NET SALES graph]

[SPECIALTY PRODUCTS SEGMENT PROFIT graph]

fluid to Boeing Corporation for its new commercial aircraft. Specialty Products' 1998 net sales were 3 percent lower than in 1997 primarily because of lower sales volumes of phosphorus derivative products, caused by competitor price reductions to obtain market share.
   Specialty Products' segment profit was $159 million in 1999, compared with $152 million in 1998 and $137 million in 1997. The 1999 improvement was due to improved manufacturing performance for Solutia's phosphorus derivatives products, and to a lesser extent, lower raw material costs. Segment profit for 1998 improved by 11 percent because of lower operating costs, including personnel and benefits-related costs.
   On April 30, 1999, Solutia announced an agreement with FMC Corporation to form a joint venture to manufacture and market phosphorus chemicals. Solutia and FMC will each contribute their phosphorus derivatives businesses, and each company will hold a 50 percent share of the combined venture. The formation of the joint venture is being reviewed by the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The joint venture is expected to begin operations in the first half of 2000.
   On December 22, 1999, Solutia purchased Vianova Resins by acquiring the interest of Morgan Grenfell Private Equity Ltd., a private equity syndicate, and the interests of the minority shareholders in Viking Resins Group Holdings B.V. Vianova Resins is a leading European producer of resins and additives for coatings and technical applications. It has annual net sales of approximately $450 million. With the acquisition of Vianova Resins, Solutia is one of the leading worldwide suppliers of resins and additives. Results of Vianova's operations for the period of December 22, 1999, through December 31, 1999, were not material to Solutia's Statement of Consolidated Income for the year ended December 31, 1999. See Note 3 to the Consolidated Financial Statements for additional information.

INTEGRATED NYLON
Solutia's Integrated Nylon segment had net sales in 1999 of $1.508 billion, compared with $1.613 billion in 1998 and $1.699 billion in 1997. The 7 percent decline in this segment's 1999 net sales compared with 1998 resulted from lower selling prices for almost all products and lower Acrilan(R) acrylic fiber volumes, partially offset by higher sales volumes of carpet fibers and nylon polymers. Lower selling prices and sales volumes for Acrilan(R) acrylic fibers were caused by weak market conditions in the Asia Pacific region. In addition, that region's lower demand depressed markets in the Americas, as acrylic fiber producers sought alternative outlets for their products. The impact of these events began early in the third quarter of 1998 and continued through the third quarter of 1999. Prices stabilized early in the fourth quarter of 1999 and increased slightly during the remainder of the year. For
1999 compared with 1998, Acrilan(R) acrylic fiber accounted for more than half of Integrated Nylon's net sales decline. Nylon carpet selling prices were adversely affected in 1999 by the consolidation of the carpet mill industry in late 1998 and the resultant increase in the carpet mills' buying leverage. In addition, lower-priced polyester carpet fiber also put downward pressure on prices. Sales volumes for the segment's products were mixed, as improved carpet fiber and Vydyne(R) nylon molding resins volumes

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

were offset by lower Acrilan(R) acrylic fiber volumes, and chlorobenzenes volumes, and Solutia's exit from the ammonia business.
   The decline in 1998 net sales compared with 1997 was due to lower average selling prices for intermediate chemicals and carpet fibers and lower selling prices and volumes for Acrilan(R) acrylic

[INTEGRATED NYLON NET SALES graph]

[INTEGRATED NYLON SEGMENT PROFIT graph]

fiber products. These unfavorable trends were partially offset by higher carpet fiber sales volumes that resulted from strong builder and commercial sales and by new introductions of Wear-Dated(R) brand products.
   Integrated Nylon segment profit was $289 million in 1999, versus
$376 million in 1998 and $350 million in 1997. The 23 percent decrease in 1999 segment profit from 1998 was caused by lower selling prices in 1999, which were partially offset by reduced manufacturing and overhead costs. Segment profit for 1998 increased 7 percent over 1997 because of lower raw material costs and other cost-reduction actions, including those related to benefit costs.

OPERATING INCOME
Solutia's operating income for 1999 was $294 million, compared with $386 million in 1998 and $290 million in 1997. The 24 percent decline in 1999 operating income from 1998 operating income was caused by lower
Integrated Nylon segment profit and charges recorded in the first quarter of 1999, partially offset by higher profit in the Performance
Films and Specialty Products segments and lower administrative and technological expenses.
   During February 1999, certain equipment critical to the ammonia production process failed. After analyzing the economics of purchased ammonia versus the cost to repair the equipment, Solutia decided to exit the ammonia business. A $28 million ($18 million aftertax, or $0.16 per share) charge to cost of goods sold was recorded in the first quarter to complete the exit plan. The charge included $2 million to write down the assets to their fair value of approximately $4 million, $4 million of dismantling costs, and $22 million of estimated costs for which Solutia is contractually obligated under an operating agreement. The contractually obligated costs represent an estimate of the direct manufacturing, overhead, and utilities that Solutia is required to pay to a third-party operator during a 36-month termination period. Solutia expects to complete the dismantling of the equipment by the end of the first quarter of 2000. Ammonia business net sales for the years ended December 31, 1999, 1998, and 1997, were $1 million, $20 million, and
$17 million, respectively. Operating income for those periods was minimal.
   An impairment charge of $6 million ($4 million aftertax, or $0.03 per share) was recorded to cost of goods sold primarily to write down a bulk continuous filament spinning machine that was shut down due to a noncompetitive cost position. The adjusted carrying value of the machine is $0.5 million. The charge resulted from a SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Assets to Be Disposed Of" review, which indicated that the carrying amount of the assets exceeded the identifiable, undiscounted cash flows related to the assets. Fair value of the assets was determined based on estimates of market prices for the machinery. Operating income derived from the machinery was minimal in the years ended December 31, 1999, 1998, and 1997.
   During the first quarter of 1999, Solutia also recorded a $29 million
($18 million aftertax, or $0.16 per share) charge to cost of goods sold related to the anticipated settlement of two lawsuits concerning the alleged discharge of polychlorinated biphenyls (PCBs) from the

[OPERATING INCOME graph]

Anniston, Alabama, plant site. The anticipated settlement of these cases provided information that allowed management to estimate more accurately Solutia's position with respect to that litigation.
   During the fourth quarter of 1999, Solutia reversed excess restructuring reserves due to the completion of the actions at a lower cost than the 1996 restructuring plan contemplated. A reversal of $1 million ($1 million aftertax, or $0.01 per share) was made to eliminate a reserve for headcount reductions after the final stage of headcount reductions was carried out. A second reversal

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

of $1 million ($1 million aftertax, or $0.01 per share) was made to eliminate a reserve recorded to shutdown a non-strategic facility after that shutdown was completed at a lower cost.
   See Note 4 to the Consolidated Financial Statements for additional information regarding Solutia's restructuring activities.
   Operating income in 1998 increased by 33 percent over 1997 operating income because of lower environmental charges, as discussed below, and higher segment profit. Marketing, administrative, and technological expenses were essentially unchanged in 1998 compared with 1997. However, the comparison of operating income between 1998 and 1997 was affected by several unusual items related to reversals of excess restructuring reserves, inventory charges, the adoption of new accounting standards, and environmental-related charges.
   During 1998 and 1997, Solutia reversed excess restructuring reserves to reflect lower cost estimates for restructuring actions. A reversal of $3 million ($2 million aftertax, or $0.02 per share) was made in the second quarter of 1998 due to lower cost estimates for the shutdown of certain facilities included in the 1996 restructuring plan. Reversals made in the third and fourth quarters of 1998 of $3 million ($2 million aftertax, or $0.02 per share) and $3 million ($2 million aftertax, or $0.02 per share), respectively, were due to lower cost estimates to implement Solutia's employment reduction plans. Estimates were lowered because of higher than anticipated attrition, which reduced employment levels without additional cost to Solutia. The 1997 reversal of $8 million
($5 million aftertax, or $0.04 per share) occurred in the second quarter.
It became excess as the result of lower than expected exit costs associated with the sale and closure of certain nonstrategic facilities included in the 1995 restructuring actions.
   Operating income for 1998 was also affected by inventory charges of $4 million ($3 million aftertax, or $0.03 per share) in the third quarter and $6 million ($4 million aftertax, or $0.04 per share) in the fourth quarter. The third quarter charge was taken to reduce certain slow-moving inventories to their net realizable values. The fourth quarter charge was primarily caused by losses on the disposition of certain nonsalable inventories.
   Operating income for 1998 also included stand-alone expenses for certain general and administrative services that were provided by Monsanto during 1997.
   Operating income in 1997 was affected by the adoption of new accounting standards and environmental-related charges taken in the first, second, and fourth quarters. The first quarter charge of $10 million
($6 million aftertax, or $0.05 per share) was associated with the adoption of American Institute of Certified Public Accountants' Statement of Position
(SOP) No. 96-1, "Environmental Remediation Liabilities." The second quarter charge of $10 million ($6 million aftertax, or $0.05 per share) was caused by environmental-related litigation associated with the Brio Superfund site near Houston, Texas. The fourth quarter charge of $72 million ($46 million aftertax, or $0.37 per share) was associated with environmental remediation liability charges. These charges are discussed further in Note 15 to the Consolidated Financial Statements.

EQUITY EARNINGS FROM AFFILIATES
Equity earnings from affiliates were $36 million in 1999, compared with $25 million in 1998 and $31 million in 1997. The improvement in 1999 equity earnings was due to strong sales volumes for products sold by the Flexsys, L.P., (Flexsys) joint venture, and the Advanced Elastomer Systems, Inc., joint venture, in which Solutia

[EQUITY EARNINGS FROM AFFILIATES graph]

has 50 percent ownership interests. In addition, Flexsys had higher earnings as the result of good manufacturing performance in the PPD2 unit, which started operations in 1998. The PPD2 unit produces 4-amino-diphenylamine, a product that extends the life of rubber products.
   Equity earnings from affiliates in 1998 were lower than in 1997 primarily due to the lower earnings from the Quimica "M" S.A. de C.V. (Quimica) joint venture, in which Solutia has a 49 percent ownership share, and lower earnings from Flexsys. Quimica was adversely affected by changeover costs for production of Saflex IIIG(TM) plastic interlayer and by the devaluation of the Mexican peso. Flexsys experienced lower earnings due to start-up costs and operational difficulties associated with the joint venture's new PPD2 facility.

OUTLOOK AND ECONOMIC CONDITIONS
Solutia is affected by economic conditions, particularly those in the domestic housing industry, the domestic and international automotive industries, and the domestic and international textile industries. Each of these industries is cyclical. Global competition

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

and weakened general economic conditions in Asia have led to declining average selling prices. Also contributing to the decline in average selling prices were products that use formula pricing. Pricing for those products is tied to raw material costs, which were significantly lower during the first half of 1999.
   During the second half of 1999, costs of many raw material feedstocks increased significantly as the price of crude oil increased, ending the trend of declining prices for raw materials. Recent forecasts indicate that raw material prices will maintain their elevated levels for most of 2000. Solutia expects that average selling prices will rise for those products with formula pricing. For those products that do not have contracts with formula pricing, Solutia has announced a number of selling price increases to help restore gross margins. However, the delay in adjusting formula pricing and the difficulty in obtaining price increases for other products may negatively impact gross margins in 2000.
   Also, average selling prices and sales volumes to the domestic carpet industry could be adversely affected by the consolidation of the carpet mills, by consumer trends toward alternative flooring materials, and by competition from lower-priced polyester staple.

FINANCIAL CONDITION

During 1999, Solutia took two significant steps in the implementation of its strategy to improve the overall growth rate of its business. First, in May, Solutia acquired CPFilms Inc. in an approximately $200 million transaction that was financed with commercial paper. Second, in December, Solutia acquired Vianova Resins in an approximately $640 million transaction that was primarily financed with commercial paper. As a result of these transactions, Solutia's outstanding commercial paper increased to $712 million at December 31, 1999, from $0 at December 31, 1998.
   Solutia's commercial paper program is supported by an $800 million, five-year revolving credit facility ($800 million facility) with a syndicate of commercial banks. The $800 million facility is also available for working capital and other general corporate purposes. This agreement was amended during November 1999, principally to allow the issuance of commercial paper in euros, as well as U.S. dollars.
   Also during November 1999, Solutia put in place a $300 million, 364-day multi-currency revolving credit agreement ($300 million facility) with a syndicate of commercial banks. The $300 million facility has terms that are generally consistent with the terms of the $800 million facility. The $300 million facility supports Solutia's commercial paper program and is available for working capital and other general corporate purposes.
   During February 2000, Solutia completed the issuance of euro 200 million ($201 million) of notes, due February 2005. Proceeds from the notes were used primarily to refinance outstanding commercial paper, and also for general corporate purposes. In anticipation of this transaction, $201 million of the outstanding commercial paper was reclassified to long-term debt at December 31, 1999.
   Solutia's working capital at December 31, 1999, was negative $213 million as compared to a positive $259 million at December 31, 1998. This decline in working capital is primarily due to acquiring Vianova Resins assets that were primarily of a long-term nature, and the funding of the acquisition with commercial paper.
   Cash from operations was $364 million during 1999, which was lower than 1998 cash from operations of $537 million. The decrease is primarily due to strong fourth quarter 1999 sales, which resulted in higher accounts receivable balances between December 31, 1998, and December 31, 1999, as compared to the significant decrease in accounts receivable balances between December 31, 1997, and December 31, 1998. In addition, cash from operations was lower as a result of 1998 incentives paid during 1999 that were not offset by accruals of 1999 incentives, and accounts payable balances that were lower in 1999 than in 1998 due to normal business cycles.
   Capital expenditures for 1999 were $257 million. These expenditures were used to fund various cost reduction, maintenance, and capacity-expansion projects. Solutia expects that its capital requirements will be approximately $240 million to $270 million in both 2000 and 2001, principally for capacity-expansion and cost-reduction projects.
Approximately $100 million of these estimated capital requirements were committed at December 31, 1999. A portion of the capital expenditures in 1999 was funded from advance payments received from third parties participating in these projects. Third party payments received during 1999 totaled $56 million.
   Solutia had shareholders' equity of $82 million at December 31, 1999, as compared to a shareholders' deficit of $7 million at December 31, 1998. This $89 million improvement was caused by Solutia's net income, partially offset by share repurchases and a $44 million decline in the currency translation adjustment included in Accumulated Other
Comprehensive Income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


   During 1999, Solutia repurchased 3.3 million shares of its common stock under share repurchase programs, fully utilizing the second
5.0 million share program and beginning on the third 5.0 million share program authorized by the Board of Directors. The cost of the shares repurchased in 1999 under these programs was approximately $69 million. In addition, Solutia repurchased 0.5 million shares, at a cost of approximately $10 million, for compensation and benefits programs.
   Solutia believes that its cash flow from operations and available borrowing capacity under the $800 million facility and the $300 million facility provide sufficient resources to finance its operations and planned capital needs for the next 12 months.

ENVIRONMENTAL MATTERS

Solutia continues its strong commitment to comply with laws and government regulations concerning environmental matters and employee safety and health in the United States and other countries. U.S. environmental legislation that has a particular impact on Solutia includes the Toxic Substances Control Act; the Resource Conservation and Recovery Act; the Clean Air Act; the Clean Water Act; the Safe Drinking Water Act; and the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as Superfund). Solutia is also subject to the Occupational Safety and Health Act and regulations of the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. The U.S. Environmental Protection Agency
(EPA), OSHA, and other federal agencies have the authority to promulgate regulations that have an impact on Solutia's operations. In addition to these federal activities, various states have been delegated certain authority under several of the aforementioned federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements. State and federal authorities may seek fines and penalties for violation of these laws and regulations.
   Solutia is dedicated to long-term environmental protection and compliance programs that reduce and monitor emissions of hazardous materials into the environment as well as to the remediation of identified existing environmental concerns. Solutia is among the leaders in Responsible Care, the chemical industry's performance-enhancement program.
   Expenditures in 1999 were approximately $14 million for environmental capital projects and approximately $88 million for the management of environmental programs, including the operation and maintenance of facilities for environmental control, of which $22 million was charged against recorded environmental liabilities. Solutia estimates that a total of approximately $25 million will be spent during 2000 and 2001 on additional capital projects for environmental protection and that expenses for the management of environmental programs in 2000 and 2001 will increase slightly from the 1999 levels.
   With respect to environmental remediation obligations, Solutia's policy is to accrue costs for remediation of contaminated sites in the accounting period in which the obligation is probable and the cost is reasonably estimable.
   At the time of the spinoff, Solutia assumed from Monsanto, pursuant to a distribution agreement, liabilities related to specified Superfund proceedings. As a result, while Monsanto remains the named potentially responsible party (PRP) or defendant for actions that occurred prior to September 1, 1997, Solutia will manage proceedings and litigation against Monsanto and indemnify Monsanto for costs, expenses, and judgments, if any are incurred by Monsanto, arising from these proceedings.
   Solutia's estimates of its liabilities for Superfund sites are based on evaluations of currently available facts with respect to each individual site and take into consideration factors such as existing technology, laws and agency policy, and prior experience in remediation of contaminated sites. As assessments and remediation activities progress at individual sites, these liabilities are reviewed periodically and adjusted to reflect additional technical, engineering and legal information that becomes available. Solutia has an accrued liability of $32 million as of December 31, 1999, for Superfund sites. Major Superfund sites in this category include the noncompany-owned Brio and MOTCO sites in Texas, and Fike/Artel in West Virginia, which account for $21 million of the accrued amount. Solutia spent approximately
$8 million in 1999 for remediation of Superfund sites. Similar amounts can be expected in future years.
   Solutia had an accrued liability of $88 million as of December 31, 1999, for plants no longer in operation and third-party sites for which it assumed responsibility pursuant to a distribution agreement entered into with Monsanto. Solutia's estimate of its liability related to these sites is based on evaluations of currently available facts with respect to each individual site. The estimate

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


takes into consideration factors such as existing technology, laws and agency policy, and prior experience in remediation of contaminated sites. The company spent $8 million in 1999 for remediation of these sites. Similar amounts can be expected in the future.
   Solutia had an accrued liability of $81 million as of December 31, 1999, for solid and hazardous waste remediation, and for post-closure costs at the company's operating locations. Solutia recognizes certain post-closure costs over the estimated remaining useful life of the related facilities. Solutia spent $6 million in 1999 for remediation of these facilities.
   Uncertainties related to all of the company's environmental liabilities are evolving government regulations, the method and extent of remediation, and future changes in technology. Because of these uncertainties, Solutia estimates that potential future expenses associated with these liabilities could be an additional $20 million to $30 million. Although the ultimate costs and results of remediation of contaminated sites cannot be predicted with certainty, they are not expected to result in a material adverse effect on Solutia's consolidated financial position, liquidity, or profitability in any one year.

THE YEAR 2000 ISSUE

The year 2000 (Y2K) issue refers to the inability of a date-sensitive computer program to recognize a two-digit date field designated "00" as the year 2000. Solutia experienced no significant Y2K problems with its business applications, manufacturing and warehousing equipment, information technology infrastructure, or environmental operations systems. In total, Solutia incurred approximately $8 million in additional costs specifically to complete Y2K work, excluding the cost of implementing business application software licensed from SAP AG.

DERIVATIVE FINANCIAL INSTRUMENTS

Solutia's business operations give rise to market risk exposures that result from changes in currency exchange rates, interest rates, and certain commodity prices. To manage the volatility relating to these exposures, Solutia enters into various hedging transactions that enable it to alleviate the adverse effects of financial market risk. Solutia's hedging transactions are carried out under policies and procedures approved by the Audit and Finance Committee of the Board of Directors, which do not permit the purchase or holding of any derivative financial instruments for trading purposes.
   Solutia uses value-at-risk (VAR) testing and analysis to measure and control risks. VAR estimates the loss in fair market values, which Solutia would potentially incur, given a certain move in market prices over a certain period of time, using specified confidence levels. The tests discussed below for exposure to interest rate and currency rate exposures are based on a one-day horizon and a 95 percent confidence level. The model assumes that financial returns are normally distributed. The value-at-risk model takes into account correlations and diversification across market factors, including currencies and interest rates. Estimates of volatility and correlations of market factors are drawn from the JP Morgan RiskMetrics dataset as of December 31, 1999. In cases where data is unavailable, a reasonable approximation is included. Solutia estimates that the maximum loss that could arise in one day is not material to shareholders' equity and net income. For the year ended December 31, 1998, Solutia based its VAR calculations on a one-year horizon and a 95 percent confidence level. The change in assumption to a one-day horizon from a one-year horizon did not have a material effect on Solutia's VAR.

FOREIGN CURRENCY EXCHANGE RATE RISK
Currency forward contracts are used to manage currency exposures for financial instruments denominated in currencies other than the entity's functional currency. Gains and losses on contracts that are designated and effective as hedges are included in net income and offset the exchange gain or loss of the transaction being hedged. Solutia's policy prescribes the range of allowable hedging activity and the instruments that are permitted for use. Because the counterparties to these contracts are major international financing institutions, credit risk arising from these contracts is not significant and Solutia does not anticipate any counterparty losses. This hedging activity is intended to protect Solutia from adverse fluctuations in foreign currency exchange rates.
   At December 31, 1999, Solutia had currency forward contracts to purchase $44 million and sell $44 million of other currencies, principally the Belgian franc, Canadian dollar and euro, with average maturities of three months. Net unrealized hedging losses at December 31, 1999, were not material.
   Based on Solutia's overall currency rate exposure at December 31, 1999, including derivative and other foreign currency sensitive instruments, a near-term change in currency rates, within a 95 percent confidence level based on historical currency rate movements, would not materially affect the consolidated financial position, results of operations, or cash flows of the company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

INTEREST RATE RISK
Interest rate risk is primarily related to the changes in fair value of fixed-rate, long-term debt and short-term, floating-rate debt. Solutia does not actively manage interest rate risk. Based on the company's overall interest rate exposure at December 31, 1999, a near-term change in interest rates, within a 95 percent confidence level based on historical interest rate movements, would not materially affect the consolidated financial position, results of operations, or cash flows of the company. This is consistent with the overall interest rate exposure at December 31, 1998.

COMMODITY PRICE RISK
Certain raw materials are subject to price volatility caused by weather, crude oil prices, and other unpredictable factors. Solutia employs commodity price swaps to hedge this exposure. The commodity price risk associated with the derivative instruments is not material to Solutia's consolidated financial position, results of operations, or cash flow.

EUROPEAN MONETARY UNION

On January 1, 1999, 11 member countries of the European Union adopted the euro as their common legal currency. On that date, conversion rates between the existing sovereign currency (legacy currency) of each of these participating countries and the euro were irrevocably fixed, and the euro became available for noncash transactions. The legacy currencies of these countries will remain legal tender during a transition period from January 1, 1999, to January 1, 2002. During this transition period, parties may pay for goods and services using either the euro or the relevant legacy currency. Currency conversion will be performed using a triangulation method, whereby one legacy currency is converted to the euro and then to the second legacy currency. The transition to the euro will be completed in July 2002, when the legacy currencies of the participating member countries cease to be legal tender.
   The conversion to the euro has increased cross-border price transparency and stimulated cross-border competition within the single-currency zone. However, the effect of the price transparency on raw materials that Solutia purchases generally offsets the effect of price transparency on the sale of Solutia's finished products. In addition, the conversion to the euro had the positive effects of eliminating currency risk in cross-border sales and of reducing currency exchange costs.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." SFAS No. 133 provides comprehensive and consistent standards for the recognition and measurement of derivative and hedging activities. It requires that derivatives be recorded on the Statement of Consolidated Financial Position at fair value and establishes criteria for hedges of changes in the fair value of assets, liabilities or firm commitments, hedges of variable cash flows of forecasted transactions, and hedges of foreign currency exposures of net investments in foreign operations. Changes in the fair value of derivatives that do not meet the criteria for hedges are to be recognized in the Statement of Consolidated Income. During June 1999, FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," to defer the effective date of SFAS No. 133 by one year. The standard will now be effective for Solutia beginning January 1, 2001. Solutia does not expect the adoption of SFAS No. 133 to have a material effect on its consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
                                                                         Year Ended December 31,
                                                                ----------------------------------------
Dollars in millions, except per share amounts                      1999           1998           1997
                                                                ----------------------------------------
NET SALES                                                         $2,830         $2,835         $2,969
Cost of goods sold                                                 2,178          2,085          2,316
                                                                ----------------------------------------
GROSS PROFIT                                                         652            750            653
Marketing expenses                                                   153            145            143
Administrative expenses                                              122            136            133
Technological expenses                                                80             83             87
Amortization expense                                                   3              -              -
                                                                ----------------------------------------
OPERATING INCOME                                                     294            386            290
Equity earnings from affiliates                                       36             25             31
Interest expense                                                     (40)           (43)           (41)
Other income (expense) - net                                          13              7             10
                                                                ----------------------------------------
INCOME BEFORE INCOME TAXES                                           303            375            290
Income taxes                                                          97            126             98
                                                                ----------------------------------------
NET INCOME                                                        $  206         $  249         $  192
                                                                ========================================
BASIC EARNINGS PER SHARE                                          $ 1.86         $ 2.16         $ 1.63
                                                                ========================================
DILUTED EARNINGS PER SHARE                                        $ 1.80         $ 2.03         $ 1.55
                                                                ========================================

Weighted average equivalent shares (in millions):
Basic                                                              110.8          115.5          117.7

Effect of dilutive securities:
Common share equivalents - common stock issuable
   upon exercise of outstanding stock options                        3.8            7.3            6.0
                                                                ----------------------------------------
Diluted                                                            114.6          122.8          123.7
                                                                ========================================


STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME
                                                                         Year Ended December 31,
                                                                ----------------------------------------
Dollars in millions                                                1999           1998          1997
                                                                ----------------------------------------
NET INCOME                                                         $206           $249          $192
OTHER COMPREHENSIVE INCOME:
Currency translation adjustments                                    (44)            10            19
Minimum pension liability adjustments, net of tax of $2 in 1999,
   $2 in 1998, and $4 in 1997                                        (4)            (3)           (7)
                                                                ----------------------------------------
COMPREHENSIVE INCOME                                               $158           $256          $204
                                                                ========================================

See accompanying Notes to Consolidated Financial Statements.

STATEMENT OF CONSOLIDATED FINANCIAL POSITION
                                                                                                  As of December 31,
                                                                                              ------------------------
Dollars in millions, except per share amounts                                                    1999          1998
                                                                                              ------------------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                                       $   28        $   89
Trade receivables, net of allowances of $12 in 1999 and $7 in 1998                                 483           357
Miscellaneous receivables and prepaid expenses                                                     131           126
Deferred income tax benefit                                                                        101            88
Inventories                                                                                        371           331
                                                                                              ------------------------
TOTAL CURRENT ASSETS                                                                             1,114           991

PROPERTY, PLANT AND EQUIPMENT:
Land                                                                                                68            17
Buildings                                                                                          436           371
Machinery and equipment                                                                          2,919         2,786
Construction in progress                                                                           272           127
                                                                                              ------------------------
Total property, plant and equipment                                                              3,695         3,301
Less accumulated depreciation                                                                    2,379         2,357
                                                                                              ------------------------
NET PROPERTY, PLANT AND EQUIPMENT                                                                1,316           944

INVESTMENTS IN AFFILIATES                                                                          377           394
GOODWILL, NET OF AMORTIZATION                                                                      511             -
LONG-TERM DEFERRED INCOME TAX BENEFIT                                                              232           274
OTHER ASSETS                                                                                       220           162
                                                                                              ------------------------
TOTAL ASSETS                                                                                    $3,770        $2,765
                                                                                              ========================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable                                                                                $  312        $  278
Wages and benefits                                                                                  59           107
Postretirement liabilities                                                                          86            88
Miscellaneous accruals                                                                             359           259
Short-term debt                                                                                    511             -
                                                                                              ------------------------
TOTAL CURRENT LIABILITIES                                                                        1,327           732

LONG-TERM DEBT                                                                                     802           597
POSTRETIREMENT LIABILITIES                                                                         998           971
OTHER LIABILITIES                                                                                  561           472

SHAREHOLDERS' EQUITY (DEFICIT):
Common stock (authorized, 600,000,000 shares, par value $0.01)
   Issued: 118,400,635 shares in 1999 and 1998                                                       1             1
   Additional contributed capital                                                                 (137)         (131)
   Treasury stock, at cost (8,859,764 shares in 1999 and 5,629,677 shares in 1998)                (209)         (143)
Unearned ESOP shares                                                                               (18)          (25)
Accumulated other comprehensive income                                                             (29)           19
Reinvested earnings                                                                                474           272
                                                                                              ------------------------
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                                                82            (7)
                                                                                              ------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)                                            $3,770        $2,765
                                                                                              ========================

See accompanying Notes to Consolidated Financial Statements.

STATEMENT OF CONSOLIDATED CASH FLOW
                                                                                        Year Ended December 31,
                                                                              ----------------------------------------
Dollars in millions                                                               1999           1998           1997
                                                                              ----------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
OPERATING ACTIVITIES:
Net income                                                                      $   206          $ 249         $ 192
Adjustments to reconcile to Cash From Operations:
  Items that did not use (provide) cash:
    Deferred income taxes                                                            23             32            32
    Depreciation and amortization                                                   151            147           145
    Amortization of deferred credits                                                (10)            (7)          (11)
    Other                                                                            78             17           (39)
  Working capital changes that provided (used) cash:
    Trade receivables                                                               (18)            68            (9)
    Inventories                                                                      42             (6)          (32)
    Accounts payable and accrued liabilities                                       (114)             3          (115)
    Other                                                                             6             15           (45)
  Other items                                                                         -             19            41
                                                                              ----------------------------------------
CASH FROM OPERATIONS                                                                364            537           159
                                                                              ----------------------------------------
INVESTING ACTIVITIES:
Property, plant and equipment purchases                                            (257)          (158)         (165)
Acquisition and investment payments, net of cash acquired                          (835)            (8)           (2)
Investment and property disposal proceeds                                            30             22             9
                                                                              ----------------------------------------
CASH FROM INVESTING ACTIVITIES                                                   (1,062)          (144)         (158)
                                                                              ----------------------------------------
FINANCING ACTIVITIES:
Net transactions with Monsanto Company                                                -              -           292
Long-term debt proceeds                                                               -              -           600
Net change in debt obligations                                                      712           (190)         (840)
Treasury stock purchases                                                            (79)          (161)          (35)
Dividend payments                                                                    (4)            (5)           (1)
Common stock issued under employee stock plans                                        8             28             7
                                                                              ----------------------------------------
CASH FROM FINANCING ACTIVITIES                                                      637           (328)           23
                                                                              ----------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    (61)            65            24

CASH AND CASH EQUIVALENTS:
Beginning of year                                                                    89             24             -
                                                                              ----------------------------------------
End of year                                                                     $    28          $  89         $  24
                                                                              ========================================

See accompanying Notes to Consolidated Financial Statements.

The effect of exchange rate changes on cash and cash equivalents was not material. Cash payments for interest (net of amounts capitalized) were $41 million in 1999, $44 million in 1998, and $3 million in 1997. Cash payments for income taxes were $43 million in 1999, $94 million in 1998 and $30 million in 1997.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY (DEFICIT)
                                                                                         Year Ended December 31,
                                                                                 -------------------------------------
Dollars in millions                                                                1999           1998         1997
                                                                                 -------------------------------------
COMMON STOCK:
BALANCE, JANUARY 1                                                                 $   1          $   1      $     -
   Issuance of 118,371,280 shares at spinoff                                           -              -            1
   Issuance of 29,355 shares in 1997 for stock option exercises                        -              -            -
                                                                                 -------------------------------------
BALANCE, DECEMBER 31                                                               $   1          $   1      $     1
                                                                                 -------------------------------------

ADDITIONAL CONTRIBUTED CAPITAL:
BALANCE, JANUARY 1                                                                 $(131)         $(119)     $     -
   Net liability transfer to Solutia at spinoff                                        -              -         (101)
   Post-spinoff adjustments                                                            -              -          (12)
   Employee stock plans and ESOP                                                      (6)           (12)          (6)
                                                                                 -------------------------------------
BALANCE, DECEMBER 31                                                               $(137)         $(131)     $  (119)
                                                                                 -------------------------------------

TREASURY STOCK:
BALANCE, JANUARY 1                                                                 $(143)         $ (22)     $     -
   Shares purchased (3,781,700 shares in 1999, 6,246,300 shares in 1998,
   and 1,569,800 shares in 1997)                                                     (79)          (161)         (35)
   Net shares issued under employee stock option plans (551,613 shares in 1999,
   1,609,451 shares in 1998, and 576,972 shares in 1997)                              13             40           13
                                                                                 -------------------------------------
BALANCE, DECEMBER 31                                                               $(209)         $(143)     $   (22)
                                                                                 -------------------------------------

UNEARNED ESOP SHARES:
BALANCE, JANUARY 1                                                                 $ (25)         $ (31)     $     -
   Transfer of ESOP reserve balance to Solutia at spinoff                              -              -          (31)
   Amortization of ESOP balance                                                        7              6            -
                                                                                 -------------------------------------
BALANCE, DECEMBER 31                                                               $ (18)         $ (25)     $   (31)
                                                                                 -------------------------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME:
BALANCE, JANUARY 1                                                                 $  19          $  12      $     -
   Currency translation adjustments                                                  (44)            10           19
   Minimum pension liability adjustments                                              (4)            (3)          (7)
                                                                                 -------------------------------------
BALANCE, DECEMBER 31                                                               $ (29)         $  19      $    12
                                                                                 -------------------------------------

REINVESTED EARNINGS:
BALANCE, JANUARY 1                                                                 $ 272          $  28      $     -
   Net income                                                                        206            249           29
   Dividends                                                                          (4)            (5)          (1)
                                                                                 -------------------------------------
BALANCE, DECEMBER 31                                                               $ 474          $ 272      $    28
                                                                                 -------------------------------------

MONSANTO COMPANY EQUITY:
BALANCE, JANUARY 1                                                                 $   -          $   -      $   656
   1997 activity to date of spinoff:
      Net income                                                                                                 163
      Currency translation adjustments                                                                            13
      Net transactions with Monsanto Company                                                                     292
   Elimination of Monsanto Company Equity at spinoff                                                          (1,124)
                                                                                 -------------------------------------
BALANCE, DECEMBER 31                                                               $   -          $   -      $     -
                                                                                 -------------------------------------
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                               $  82          $  (7)     $  (131)
                                                                                 =====================================

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in millions, except per share amounts

1. BASIS OF PRESENTATION

Solutia Inc. and its subsidiaries produce and market a variety of high-performance, chemical-based materials. Solutia's strategic focus is built on key strengths, including complex manufacturing capabilities, process engineering expertise, polymer chemistry, fiber technology, technical service, and customer problem solving. These world-class skills are applied to create solutions and products for customers in the consumer, household, automotive, and industrial products industries. Solutia's products include Saflex(R) plastic interlayer; adhesives; window and industrial films; liquid, powder and waterborne resins; Vydyne(R) and Ascend(TM) nylon polymers; chemical intermediates; and nylon fibers.
     Prior to September 1, 1997, the businesses that form Solutia were wholly owned by Monsanto Company (Monsanto). On September 1, 1997, Monsanto distributed all of the outstanding shares of common stock of Solutia as a dividend to Monsanto stockholders (the spinoff). As a result of the spinoff, on September 1, 1997, Solutia became an independent publicly held company listed on the New York Stock Exchange and its operations ceased to be owned by Monsanto. Monsanto and Solutia entered into a number of agreements to facilitate the separation of the companies and to provide mechanisms for an orderly transition following the spinoff. The separation from Monsanto and the subsequent transition of services have been completed, although operating agreements for Solutia's manufacturing facilities located in Monsanto plant sites and Monsanto manufacturing facilities located in a Solutia plant site continue for longer terms.

PRE-SPINOFF FINANCIAL INFORMATION
Financial data included in the accompanying consolidated financial statements for periods prior to the spinoff were prepared on a combined basis. They reflect an estimate of what the historical assets, liabilities, and operations would have been if Solutia had been organized as a separate legal entity, owning certain net assets of Monsanto, during those periods. Generally, only those assets and liabilities of the ongoing chemicals businesses that were expected to be transferred to Solutia prior to the spinoff were included in the Statement of Consolidated Financial Position.
     Prior to the spinoff, Monsanto provided certain general and administrative services to Solutia, including finance, legal, treasury, information systems, and human resources. The cost allocated to Solutia for these services was based upon the percentage relationship between the net assets used in Solutia's operations and Monsanto's total net assets, as well as other methods which management believed to be reasonable. These allocations were $12 million in 1997. In preparation for the spinoff, Monsanto began a transition plan for the separation. As part of this plan, Monsanto discontinued its allocation of corporate expenses for these general and administrative services on April 1, 1997, as these expenses were specifically identified and segregated as part of Solutia's ongoing cost infrastructure. Solutia now performs these general and administrative functions using its own resources or purchased services. If Solutia had operated as a stand-alone entity in 1997, management estimates that general and administrative expenses would have been higher by approximately $13 million in 1997 to reflect the cost of replacing the services represented by these allocations.
     As described in Notes 11 and 12, Solutia employees and retirees participated in various Monsanto pension, health care, savings, and other benefit plans. The costs and certain obligations related to these plans were included in Solutia's consolidated financial statements. Generally, such costs were based on the percentage of Solutia payroll costs to total Monsanto payroll costs.
     Monsanto used a centralized approach to manage its cash and to finance its operations. As a result, cash and cash equivalents and debt were not allocated to Solutia in the pre-spinoff historical financial statements. Solutia generally did not have borrowings, except amounts due to Monsanto. Interest expense was allocated to Solutia in the consolidated financial statements to reflect Solutia's pro rata share of the financing structure of Monsanto. This allocation in the consolidated financial statements is based on the percentage relationship between the net assets used in Solutia's operations and Monsanto's total net assets.
     The allocation method followed in preparing the pre-spinoff consolidated financial statements may not necessarily reflect the results of operations, cash flows, or financial position of Solutia in the future, or reflect what the results of operations, cash flows, or financial position would have been if Solutia had been a separate stand-alone entity.

POST-SPINOFF FINANCIAL INFORMATION
Financial data included in the accompanying consolidated financial statements, for periods subsequent to the spinoff have been prepared to reflect the historical value of the assets, liabilities, and operations of the businesses that were contributed to Solutia by Monsanto in accordance with the distribution and employee benefits and compensation allocation agreements described in the preceding paragraphs.
     Effective with the spinoff on September 1, 1997, the assets contributed to Solutia and the liabilities assumed by Solutia included cash of $75 million, debt of $1.029 billion, accrued net pension liability for the U.S. and ex-U.S. defined benefit pension plans, and additional obligations for health care and other postretirement benefits. At the date of the spinoff, the amount of postretirement liabilities assumed by Solutia totaled approximately
$1.018 billion.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of Solutia and its majority-owned subsidiaries. Other companies in which Solutia has a significant interest (20 to 50 percent) are included in "Investments in Affiliates" in the Statement of Consolidated Financial Position. Solutia's share of these companies' net earnings or losses is reflected in "Equity Earnings from Affiliates" in the Statement of Consolidated Income. Prior to the spinoff, the consolidated financial statements included the accounts of Solutia as described in Note 1.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect revenues and expenses during the period reported. Estimates are adjusted when necessary to reflect actual experience. Significant estimates were used to account for the allocation between Monsanto and Solutia of financial statement amounts, restructuring reserves, environmental reserves, self-insurance reserves, employee benefit plans, asset impairments, and contingencies.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased.

INVENTORY VALUATION
Inventories are stated at cost or market, whichever is less. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value finished goods and goods in process. Standard cost includes direct labor and raw materials, and manufacturing overhead based on practical capacity. The cost of certain inventories (67 percent as of December 31, 1999) is determined by the last-in, first-out (LIFO) method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory cost methods. The cost of other inventories generally is determined by the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost. The cost of plant and equipment is depreciated over weighted average periods of 20 years for buildings and 12 years for machinery and equipment, by the straight-line method.

IMPAIRMENT OF LONG-LIVED ASSETS
Impairment tests of long-lived assets are made when conditions indicate a possible loss. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset value is written down to its fair value based upon market prices or, if not available, upon discounted cash value at an appropriate discount rate.

ENVIRONMENTAL REMEDIATION
Costs for remediation of waste disposal sites are accrued in the accounting period in which the obligation is probable and when the cost is reasonably estimable. Postclosure costs for hazardous and other waste facilities at operating locations are accrued over the estimated life of the facility as part of its anticipated closure cost. Environmental liabilities are not discounted, and they have not been reduced for any claims for recoveries from insurance or third parties. In those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectability of such amounts is probable, the amounts are reflected as receivables in the consolidated financial statements.
     Effective January 1, 1997, Solutia adopted the American Institute of Certified Public Accountants' Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities." SOP 96-1 establishes authoritative guidance regarding the recognition, measurement and disclosure of environmental remediation liabilities. The primary change in Solutia's accounting principles associated with the adoption of this SOP was an acceleration of the recognition of certain environmental remediation liabilities at operating facilities. This change and the amounts associated with it are more fully described in Note 15.

REVENUE RECOGNITION
Revenues are recorded when products are shipped.

DERIVATIVE FINANCIAL INSTRUMENTS
Currency forward contracts are used to manage currency exposures for financial instruments denominated in currencies other than the entity's functional currency. Gains and losses on contracts that are designated and effective as hedges are included in net income and offset the exchange gain or loss of the transaction being hedged.
     Major currencies affecting Solutia's business are the U.S. dollar, the British pound sterling, the euro, the Canadian dollar, and the Brazilian real. Currency restrictions are not expected to have a significant effect on Solutia's cash flow, liquidity, or capital resources.

INCOME TAXES
Prior to the spinoff, the company did not file separate tax returns because its results were included in the income tax returns filed by Monsanto and its subsidiaries in various U.S. and ex-U.S. jurisdictions. The tax provisions reflected in the Statement of Consolidated Income for periods prior to the spinoff have been computed as if Solutia were a separate company.
     Solutia accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities at enacted rates.

CURRENCY TRANSLATION
The financial statements for most of Solutia's ex-U.S. operations are translated into U.S. dollars at current exchange rates. Unrealized currency translation adjustments in the Statement of Consolidated Financial Position are accumulated in equity. The financial statement components of ex-U.S. entities that operate in hyperinflationary economies are translated at either current or historical exchange rates, as appropriate. These currency translation adjustments are included in net income.

EARNINGS PER SHARE
Solutia measures earnings per share under the guidance of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Basic earnings per share is a measure of operating performance that assumes no dilution from securities or contracts to issue common stock. Diluted earnings per share is a measure of operating performance by giving effect to the dilution that would occur if securities or contracts to issue common stock were exercised or converted.

COMPREHENSIVE INCOME
Effective January 1, 1998, Solutia adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes the standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income includes net income and several other items that were recognized directly in shareholders' equity under previous accounting standards.

RECLASSIFICATIONS
Certain reclassifications of prior years' financial information have been made to conform to the 1999 presentation.

3. ACQUISITIONS

On May 25, 1999, Solutia acquired CPFilms Inc. from Akzo Nobel N.V. for approximately $200 million, which was financed with commercial paper.
CPFilms is a leading manufacturer and marketer of window film and other high-technology film products for automotive and architectural after-markets and a variety of other specialty film applications. The acquisition has been accounted for using the purchase method. The allocation of the purchase price to the identifiable assets and liabilities acquired resulted in goodwill of approximately $80 million. This allocation is preliminary and is subject to change. Goodwill and other intangible assets will be amortized over their estimated useful lives of 20 years. CPFilms' results of operations from May 25, 1999, through December 31, 1999, are included in Solutia's Statement of Consolidated Income for the year ended December 31, 1999.
     On December 22, 1999, Solutia acquired Vianova Resins from Morgan Grenfell Private Equity Ltd. for approximately 1.2 billion deutsche marks (approximately $640 million), which was financed with commercial paper and the assumption of debt. Vianova Resins is a leading European producer of resins and additives for coatings and technical applications for the specialty, industrial, and automotive sectors.
     The acquisition has been accounted for using the purchase method. The allocation of the purchase price to the assets and liabilities acquired resulted in goodwill of approximately $430 million. This allocation is preliminary, due to completing the acquisition near Solutia's fiscal year-end, and is subject to change. The valuations of assets and liabilities have not been finalized. Also, Solutia intends to fully integrate Vianova Resins with Solutia's resins business and corporate service organizations. Solutia began considering how to integrate Vianova Resins with its operations during the evaluation of the acquisition, but has not completed the plans for the corporate service organizations. As part of completing the integration plans, Solutia expects to record a liability in accordance with Emerging Issues Task Force Issue 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." In addition to goodwill, the major components of the purchase allocation were current assets of $197 million, non-current assets of $235 million, current liabilities of $67 million, and non-current liabilities of $155 million. Solutia anticipates completing the allocation of the purchase price by the end of the second quarter of 2000. Any adjustments to acquired assets and liabilities will result in either an increase or a decrease to goodwill. Goodwill will be amortized over its estimated useful life of 20 years. Results of Vianova's operations for the period of December 22, 1999, through December 31, 1999, were not material to Solutia's Statement of Consolidated Income for the year ended December 31, 1999.

     The following unaudited pro forma condensed information for the years ended December 31, 1999, and 1998, give effect to the acquisitions of CPFilms and Vianova Resins, and the associated debt financing, as if the acquisitions and the financing had occurred as of the beginning of the periods presented.
                                                  For the Year Ended
                                                      December 31

(Unaudited)                                       1999           1998
                                               -------------------------
Net sales                                        $3,357         $3,465
Net income                                          203            241
Basic earnings per share                           1.83           2.09
Diluted earnings per share                         1.77           1.97

4. RESTRUCTURING

During February 1999, certain equipment critical to the ammonia production process failed. Based on an analysis of the economics of purchased ammonia versus the cost to repair the equipment, Solutia decided to exit the ammonia business. A $28 million ($18 million aftertax) charge to cost of goods sold was recorded in the first quarter to complete the exit plan. The charge included $2 million to write down the assets to their fair value of approximately $4 million, $4 million of dismantling costs, and $22 million of estimated costs for which Solutia is contractually obligated under an operating agreement. The contractually obligated costs represent an estimate of the direct manufacturing, overhead, and utilities that Solutia is required to pay to a third-party operator during a 36-month termination period. Solutia expects to complete the dismantling of the equipment by the end of the first quarter of 2000. The ammonia business's net sales for the years ended December 31, 1999, 1998, and 1997, were $1 million, $20 million, and $17 million, respectively. Operating income for those periods was minimal.
     The following table summarizes the 1999 restructuring charge and amounts utilized to carry out those plans:

                                              Shutdown         Asset         Other
                                            of Facilities   Impairments      Costs         Total
                                            ----------------------------------------------------
Balance at January 1, 1999                       $-            $ -            $ -           $  -
Charges taken                                     4              2             22             28
Amounts utilized                                  -             (2)            (6)            (8)
                                            ----------------------------------------------------
BALANCE AT DECEMBER 31, 1999                     $4            $ -            $16           $ 20
                                            ====================================================

     In December 1996, Solutia recorded pretax restructuring charges of $256 million ($164 million aftertax) to cover costs associated with the closure or sale of certain facilities, asset write-offs, and work force reductions of approximately 900 people across all world areas and functions of the company. The workforce reductions were required to reduce staffing for the spinoff and for the implementation of new business systems and methodologies. Approximately two-thirds of the workforce reductions were planned for North American shared service, business and manufacturing operations, and approximately one-third were planned for European, Asian, and Latin American shared service operations and sales offices. Of the North American reductions, approximately half of the reductions were management and senior management positions.
     Activities completed during 1999 include the shutdowns of certain facilities and the final stage of headcount reductions totaling approximately 150 people. The 1999 headcount reductions occurred in Solutia's Asian, European, and North American shared service operations. Total headcount reductions under the 1996 restructuring were approximately 900 people. The headcount reductions occurred over a longer period of time than management estimated due to the efforts required to complete the separation from Monsanto and the transition to new business systems and methodologies. In the fourth quarter of 1999, Solutia reversed excess restructuring reserves due to the completion of the actions at a lower cost than contemplated in the 1996 plan. A reversal of $1 million ($1 million aftertax) was made to eliminate a reserve for headcount reductions after the final stage of headcount reductions was carried out. A second reversal of $1 million ($1 million aftertax) was made to eliminate a reserve recorded to shutdown a non-strategic facility after that shutdown was completed at a lower cost.
     During 1998, actions taken under the 1996 restructuring plan included continuing the shutdowns of certain facilities and headcount reductions of approximately 50 people. The 50 people affected were in almost all areas of Solutia, but primarily in Solutia's shared service operations, and left the company by the end of 1998. Solutia also terminated approximately 100 individuals during December 1998 who left Solutia on various dates in the first half of 1999. During 1998, evaluations of the costs to complete Solutia's restructuring plans yielded lower cost estimates for certain of the restructuring actions. The second quarter 1998 review yielded lower cost estimates to complete the shutdown of certain facilities and resulted in the reversal of $3 million ($2 million aftertax) in that quarter. The third and fourth quarter 1998 reviews yielded downward revisions of the costs to implement the employment reduction plans due to higher than anticipated attrition that reduced employment levels without additional cost to the company. As a result, the company reversed restructuring reserves of $3 million ($2 million aftertax) in the third quarter 1998 and $3 million ($2 million aftertax) in the fourth quarter.
     Significant progress was made on the 1996 restructuring during 1997, with employment being reduced by approximately 600 people. Employees terminated were from all regions and areas of Solutia, with almost half in North American manufacturing operations.

     The following table summarizes the actions of the 1996 plan carried out during 1997, 1998, and 1999:

                                             Employee       Shutdown
                                            Reductions    of Facilities     Total
                                            -------------------------------------
Balance at January 1, 1997                     $147           $ 30           $177
Amounts utilized                                (80)            (1)           (81)
                                            -------------------------------------
BALANCE AT DECEMBER 31, 1997                     67             29             96
                                            -------------------------------------
Amounts utilized                                (24)            (8)           (32)
Adjustments                                      (6)            (3)            (9)
                                            -------------------------------------
BALANCE AT DECEMBER 31, 1998                     37             18             55
                                            -------------------------------------
Amounts utilized                                (36)           (17)           (53)
Adjustments                                      (1)            (1)            (2)
                                            -------------------------------------
BALANCE AT DECEMBER 31, 1999                   $  -           $  -           $  -
                                            =====================================

     In December 1995, Monsanto's Board of Directors approved a plan of restructuring resulting in a pretax charge of $66 million ($57 million aftertax). The charge covered the costs of work force reductions, business consolidations, facility closures, and the exit from nonstrategic businesses and facilities. Significant progress was made toward the completion of the 1995 restructuring during 1996. The actions resulted in reduced employment of approximately 100 people and the closure of certain facilities. Reviews of the 1995 restructuring reserves during 1997 resulted in a second quarter reversal of $8 million ($5 million aftertax) due to lower exit costs associated with the sale and closure of nonstrategic facilities.
     The following table summarizes the actions of the 1995 plan:

                                                             Shutdown
                                                           of Facilities
                                                           -------------
Balance at January 1, 1997                                     $24
Amounts utilized                                                (8)
Adjustments                                                     (8)
                                                           -------------
BALANCE AT DECEMBER 31, 1997                                     8
                                                           -------------
Amounts utilized                                                (8)
                                                           -------------
BALANCE AT DECEMBER 31, 1998                                   $ -
                                                           =============

     For all of Solutia's restructuring charges, expenses were recorded based on estimates prepared at the time the restructuring actions were approved by the Board of Directors. Adjustments to these estimates, shown in the tables above, were credited to costs of goods sold in the respective year.

5. ASSET IMPAIRMENTS

An impairment charge of $6 million ($4 million aftertax) was recorded in the first quarter of 1999 to cost of goods sold primarily to write down a bulk continuous filament spinning machine as a result of management's decision to shut down the equipment due to a noncompetitive cost position. The adjusted carrying value of the machine is $0.5 million. The charge is due to a Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Assets to Be Disposed Of," review, which indicated that the carrying amount of the assets exceeded the identifiable, undiscounted cash flows related to the assets. Fair value of the assets was determined based on estimates of market prices for the machinery. Operating income derived from the machinery was minimal in the years ended December 31, 1999, 1998, and 1997.

6. INVESTMENTS IN AFFILIATES

At December 31, 1999, Solutia's investments in affiliates consisted principally of its 50 percent interests in the Flexsys, L.P. (Flexsys) rubber chemicals joint venture and the Advanced Elastomers Systems, L.P.
(AES) joint venture for which Solutia uses the equity method of accounting. Summarized combined financial information for 100 percent of the Flexsys and AES joint ventures is as follows:

                                               1999           1998          1997
                                               ---------------------------------
Results of operations:
Net sales                                      $869           $838          $865
Gross profit                                    267            256           254
Operating income                                108            116           107
Net income                                       85             94            78

Financial position:
Current assets                                 $398           $438
Noncurrent assets                               518            538
Current liabilities                             275            282
Noncurrent liabilities                           48             54

7. INVENTORY VALUATION

The components of inventories were:

                                               1999           1998
                                              --------------------
Finished goods                                $ 260          $ 252
Goods in process                                121             87
Raw materials and supplies                      109            116
                                              --------------------
Inventories, at FIFO cost                       490            455
Excess of FIFO over LIFO cost                  (119)          (124)
                                              --------------------
TOTAL                                         $ 371          $ 331
                                              ====================

     Inventories at FIFO approximate current cost. The effects of LIFO inventory liquidations were not significant in 1999, 1998 and 1997.

8. INCOME TAXES

The components of income before income taxes were:

                                               1999           1998           1997
                                               ----------------------------------
United States                                  $224           $285           $187
Outside United States                            79             90            103
                                               ----------------------------------
TOTAL                                          $303           $375           $290
                                               ==================================

     The components of income tax expense charged to operations were:

                                               1999           1998           1997
                                               ----------------------------------
Current:
U.S. federal                                    $48           $ 66            $36
U.S. state                                        6              3              7
Outside United States                            20             25             23
                                               ----------------------------------
                                                 74             94             66
                                               ----------------------------------
Deferred:
U.S. federal                                     18             21             19
U.S. state                                        -              6              2
Outside United States                             5              5             11
                                               ----------------------------------
                                                 23             32             32
                                               ----------------------------------
TOTAL                                           $97           $126            $98
                                               ==================================

     Factors causing Solutia's effective tax rate to differ from the U.S. federal statutory rate were:

                                               1999           1998           1997
                                               ----------------------------------
U.S. federal statutory rate                      35%            35%           35%
U.S. state income taxes                           2              2             2
Tax benefit of foreign sales corporation         (2)            (2)           (2)
Taxes related to foreign income,
net of credits                                   (1)             -             -
Income from equity affiliates
recorded net of tax                              (4)            (2)           (3)
Other                                             2              1             2
                                               ----------------------------------
EFFECTIVE INCOME TAX RATE                        32%            34%           34%
                                               ==================================

     Deferred income tax balances were related to:

                                               1999           1998
                                              --------------------
Property                                      $(197)         $(174)
Postretirement benefits                         399            393
Restructuring reserves                            7             31
Environmental liabilities                        76             72
Inventory                                        (3)             5
Other                                            17             31
                                              --------------------
NET DEFERRED TAX ASSETS                       $ 299          $ 358
                                              ====================

     Income taxes and remittance taxes have not been recorded on $85 million in undistributed earnings of subsidiaries, either because any taxes on dividends would be offset substantially by foreign tax credits or because Solutia intends to reinvest those earnings indefinitely. It is not practicable to estimate the tax effect of remitting these earnings to the United States.

9. DEBT OBLIGATIONS

Solutia's debt obligations include commercial paper, notes, and debentures. The weighted average interest rate on total debt outstanding was 6.8 percent at December 31, 1999, and was 7.0 percent at December 31, 1998.

DEBT MATURING IN ONE YEAR
Debt maturing in one year consisted of commercial paper balances of $511 million at December 31, 1999, and $0 at December 31, 1998. Interest expense on commercial paper balances charged to income during 1999, 1998, and 1997, for the period following the spinoff, were at weighted average rates of 5.5 percent,
5.7 percent, and 5.8 percent, respectively.
     At December 31, 1999, $201 million of outstanding commercial paper was reclassified from short-term debt to long-term debt based on Solutia's intention to refinance that amount through the issuance of euro 200 million of notes, due February 2005.
     Solutia's commercial paper program is principally supported by an $800 million, five-year revolving credit facility ($800 million facility) with a syndicate of commercial banks. The $800 million facility is also available for working capital and other general corporate purposes. This agreement was amended during November 1999, principally to allow the issuance of commercial paper in euros, as well as U.S. dollars.
     During November 1999, Solutia put in place a $300 million, 364-day multi-currency revolving credit agreement ($300 million facility) with a syndicate of commercial banks. The $300 million facility has terms that are generally consistent with the terms of the $800 million facility. The
$300 million facility supports Solutia's commercial paper program and is available for working capital and other general corporate purposes.
     Both the $800 million facility and the $300 million facility contain various covenants that, among other things, restrict Solutia's ability to merge with another entity and require Solutia to meet certain leverage and interest coverage ratios. The company does not anticipate that future borrowings will be limited by the terms of these agreements. Interest on amounts borrowed under these credit facilities is expected to approximate money market rates.

LONG-TERM DEBT
Long-term debt consisted of the following:

                                               1999           1998
                                               -------------------
Commercial paper                               $201           $ -
6.5% notes due 2002                             150            150
7.375% debentures due 2027                      300            300
6.72% debentures due 2037                       150            150
Other                                             4              -
Unamortized debt discount                        (3)            (3)
                                               -------------------
TOTAL                                          $802           $597
                                               ===================

     Other notes of $4 million were assumed in the acquisition of Vianova
Resins.
     The notes and debentures are unsecured obligations. Interest is payable semiannually, on April 15 and October 15 of each year. The holders of the 2037 debentures have the right to require repayment on October 15, 2004. The notes and debentures contain provisions that, among other things, restrict Solutia's ability to create liens against assets and its ability to enter into sale and leaseback transactions.

10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair value of Solutia's long-term debt was $761 million as of December 31, 1999, and $587 million as of December 31, 1998. These estimates compare with the recorded amount of $802 million in 1999 and $597 million in 1998.
     The recorded amounts of cash, trade receivables, third-party guarantees, accounts payable, and short-term debt approximate their fair values at both December 31, 1999, and December 31, 1998. The estimated fair value of the company's foreign currency forward contracts approximates their notional amounts. Notional amounts at December 31, 1999, and December 31, 1998, for purchase contracts were $44 million and $34 million, respectively, and for sell contracts were $44 million and $34 million, respectively.
     Fair values are estimated by the use of quoted market prices, estimates obtained from brokers, and other appropriate valuation techniques and are based upon information available as of December 31, 1999, and December 31, 1998. The fair-value estimates do not necessarily reflect the values Solutia could realize in the current market.

11. POSTRETIREMENT BENEFITS

Effective December 31, 1998, the company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardizes, to the extent practicable, the disclosure requirements for pensions and other postretirement benefits, and which requires disclosure of the components of the changes in the benefit obligation and fair values of plan assets.
     Pension benefits are based on the employee's age, years of service, and compensation level. The pension plans are funded in accordance with Solutia's long-range projections of the plans' financial conditions. These projections take into account benefits earned and expected to be earned, anticipated returns on pension plan assets, and income tax and other regulations. Prior to the spinoff, the majority of Solutia's employees participated in Monsanto's noncontributory pension plans. In conjunction with the spinoff, Solutia assumed pension liabilities and received related assets from those plans for its applicable active employees and for certain former employees who left Monsanto in earlier years.
     The majority of Solutia's employees also participate in benefit programs that provide certain health care and life insurance benefits for retired employees. Substantially all regular, full-time U.S. employees and certain employees in other countries may become eligible for these benefits if they reach retirement age while employed by Solutia. These postretirement benefits are unfunded and are generally based on the employee's years of service and/or compensation level. The costs of postretirement benefits are accrued by the date the employees become eligible for the benefits. In connection with the spinoff, Solutia assumed retiree medical liabilities for its applicable active employees and for approximately two-thirds of the retired U.S. employees of Monsanto.
     During the second quarter of 1998, Solutia amended certain of its postretirement health care plans, primarily to adjust cost-sharing provisions. The amendment resulted in a $161 million reduction in the company's accumulated postretirement benefit obligation, which is being amortized over the average remaining service life of plan participants of approximately 12 years.
     Net pension cost for 1997 consisted of $9 million of net pension costs incurred subsequent to the spinoff and $19 million of cost allocations from Monsanto. Similarly, the 1997 postretirement benefit cost consisted of $23 million of postretirement benefit costs incurred subsequent to the spinoff and $31 million of cost allocations from Monsanto. For the 1999, 1998, and the four months of 1997 subsequent to the spinoff, the company's pension and healthcare and other benefit costs were as follows:

                                                Pension Benefits                   Healthcare and Other Benefits
                                        -----------------------------              -----------------------------
                                         1999        1998        1997              1999         1998        1997
                                        -----------------------------              -----------------------------
Service costs for benefits earned       $  38       $  33        $ 11              $ 11         $ 11         $ 4
Interest cost on benefit obligation       132         130          52                49           54          20
Assumed return on plan assets            (153)       (147)        (53)                -            -           -
Prior service costs                        21          19           4               (18)         (12)          -
Transition asset                          (10)        (10)         (4)                -            -           -
Unrecognized net (gain)/loss               (3)         (3)         (1)                6            1          (1)
                                        -----------------------------              -----------------------------
TOTAL                                   $  25       $  22        $  9              $ 48         $ 54         $23
                                        =============================              =============================

     Components of the changes in fair value of plan assets, changes in the benefit obligation, and the funding status of Solutia's postretirement plans are as follows:

                                                                                    Healthcare and
                                                    Pension Benefits                Other Benefits
                                                   ------------------              ----------------
                                                     1999        1998              1999       1998
                                                   ------------------              ----------------
CHANGES IN FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at January 1             $1,910      $1,834              $  -       $   -
Actual return on plan assets                          349         288                 -           -
Acquisitions                                            2           -                 -           -
Benefits paid                                        (288)       (212)                -           -
                                                   ------------------              ----------------
FAIR VALUE OF PLAN
ASSETS AT DECEMBER 31                              $1,973      $1,910              $  -       $   -
                                                   ==================              ================

CHANGES IN BENEFIT OBLIGATION
Benefit obligation at January 1                    $1,983      $1,824              $726       $ 918
Service costs                                          38          33                11          11
Interest cost                                         132         130                49          54
Participant contributions                               -           -                 2           1
Actuarial (gain)/loss                                 (54)        214                12         (19)
Acquisitions                                           21           -                 -           -
Benefits paid                                        (300)       (229)              (80)        (78)
Plan amendments                                        13          11                 -        (161)
                                                   ------------------              ----------------
BENEFIT OBLIGATION AT DECEMBER 31                  $1,833      $1,983              $720       $ 726
                                                   ==================              ================

     Plan assets consist principally of common stocks and U.S. government and corporate obligations. Contributions to the pension benefit plans were neither required nor made in 1999 and 1998 because Solutia's principal pension plan is adequately funded, using assumed returns.
     The funded status of Solutia's postretirement benefit plans at December 31, 1999, and 1998, was as follows:

                                                                                  Healthcare and
                                                    Pension Benefits              Other Benefits
                                                    ----------------             -----------------
                                                    1999        1998             1999         1998
                                                    ----------------             -----------------
FUNDED STATUS                                       $ 140      $ (73)            $(720)      $(726)
Unrecognized actuarial (gain)/loss                   (464)      (228)               18          11
Unrecognized prior service costs                      149        184              (159)       (176)
Additional liability                                  (25)       (19)                -           -
Unrecognized net transition
(gain)/loss                                           (13)       (23)                -           -
                                                    ----------------             -----------------
ACCRUED NET LIABILITY AT DECEMBER 31                $(213)     $(159)            $(861)      $(891)
                                                    ================             =================

     The accrued net liability was included in:

                                                                                   Healthcare and
                                                    Pension Benefits               Other Benefits
                                                    ----------------             -----------------
                                                    1999        1998              1999        1998
                                                    ----------------             -----------------
Current postretirement liabilities                  $   -      $   -             $ (86)      $ (88)
Long-term postretirement liabilities                 (223)      (168)             (775)       (803)
Less: Other assets                                     10          9                 -           -
                                                    ----------------             -----------------
ACCRUED NET LIABILITY AT DECEMBER 31                $(213)     $(159)            $(861)      $(891)
                                                    ================             =================

     Certain of Solutia's pension benefit plans are unfunded and therefore have accumulated benefit obligations in excess of plan assets. Information regarding these unfunded plans is as follows:

                                                      1999        1998
                                                      ----------------
Projected benefit obligation                          $30         $27
Accumulated benefit obligation                         24          23
Fair value of plan assets                               -          -

     The significant actuarial assumptions used to estimate the projected benefit obligation for the Solutia's principal pension, healthcare, and other benefit plans were as follows:

                                                                                   Healthcare and
                                                    Pension Benefits               Other Benefits
                                                    ----------------             -----------------
                                                    1999        1998              1999        1998
                                                    ----------------             -----------------
Discount rate                                       7.50%       7.00%            7.50%        7.00%
Assumed long-term rate
of return on plan assets                            9.50%       9.50%               -            -

Annual rates of salary increase
(for plans that base benefits
on final compensation level)                        4.50%       4.00%               -            -

Assumed trend rate for
healthcare costs                                       -           -             5.25%        5.00%

Ultimate trend rate for
healthcare costs                                       -           -             5.25%        5.00%

     A 1 percent change in the assumed health care cost trend rates would have the following effect as of December 31, 1999:

                                                             1-Percentage-     1-Percentage-
                                                            Point Increase    Point Decrease
                                                            --------------------------------
Effect on total service and
interest cost components                                          $ 1             $ (1)

Effect on postretirement benefit obligation                        10              (11)

12. EMPLOYEE SAVINGS PLANS

In connection with the spinoff, Monsanto common stock held by the Monsanto Employee Stock Ownership Plan (ESOP) and related Monsanto ESOP borrowings were allocated between Solutia and Monsanto. As a result of this allocation, Solutia received 2.4 million shares of Monsanto common stock and assumed $29 million of ESOP debt to third parties. Simultaneously, Solutia created its own ESOP, established a trust to hold the Monsanto shares, and issued a $29 million loan to the trust. The trust used the proceeds of the loan to repay the assumed third-party debt. Subsequent to the spinoff, the ESOP trust was required by government regulations to divest its holdings of Monsanto common stock and to use the proceeds to acquire Solutia common stock. The divestiture of Monsanto common stock and the purchase of Solutia common stock were completed in early 1998. The trust held approximately 10.7 million shares of Solutia common stock at December 31, 1999.

     Substantially all U.S. employees of Solutia are eligible to participate in the Solutia Inc. Savings and Investment Plan, a 401(k) plan. Shares held in the ESOP are used to make Solutia's matching contribution to eligible participants' accounts under this plan. The number of shares released is computed on each pay date based on a formula that considers the participant contribution, the Solutia matching rate, and Solutia's closing stock price. Shares allocated to participant accounts totaled 979,439 shares in 1999, 622,598 shares in 1998, and 232,674 shares in 1997, leaving 2,908,080 unallocated shares as of December 31, 1999. The value of these contributions was $18 million in 1999, $16 million in 1998, and $10 million in 1997. Unallocated shares held by the ESOP are considered outstanding for earnings per share calculations. Compensation expense is equal to the cost of the shares allocated to participants, less dividends paid on the shares held by the ESOP. Information regarding the ESOP follows:

                                                      1999     1998    1997
                                                      ---------------------
Total ESOP expense                                    $ 8      $6      $5
Interest portion of total ESOP expense                  2       2       3
Cash contributions                                     10       7       -

     For the eight-month period of 1997 prior to the spinoff, Monsanto ESOP expense and related interest were allocated to Solutia by Monsanto. Cash contributions and dividends paid on ESOP shares for periods prior to the spinoff were not applicable to the Solutia ESOP.

13. STOCK OPTION PLANS

The Solutia Inc. 1997 Stock-Based Incentive Plan (1997 Plan) provides incentives to officers and employees of Solutia and its subsidiaries directly linked to the price of Solutia's stock. The 1997 Plan is the company's current stock-based incentive plan for management.
     The 1997 Plan authorizes up to 7,800,000 shares of Solutia common stock for grants of non-qualified and incentive stock options, stock appreciation rights, restricted stock awards, and bonus stock awards to Solutia's officers and employees. The shares used may be either newly issued shares, treasury shares, or a combination. Under the 1997 Plan, the exercise price of a stock option must be no less than the fair market value of Solutia's common stock on the grant date. Additionally, the 1997 Plan provides that the term of any stock option granted under the plan may not exceed 10 years. At December 31, 1999, approximately 1,341,608 shares of Solutia's common stock remained available for grants under the plan.
     During 1999, nonqualified options to purchase 571,000 shares of Solutia common stock were granted under the 1997 Plan to current executive officers and other senior executives as a group, and non-qualified stock options to purchase 1,449,325 shares were granted to other employees at an average exercise price of $20.61 per share. Total shares covered by options granted under the 1997 Plan to current executive officers and other senior executives as a group and other employees were 1,643,000 and 5,200,392, respectively, through December 31, 1999. The options granted to Solutia's executive officers and other senior executives are performance options that become exercisable upon the earlier of achievement of specified share price targets or the ninth anniversary of the option grant. The options granted to the other management employees are time-based. They generally become exercisable in thirds, one-third on each of the first three anniversaries of the option grant date.
     The Solutia Inc. Non-Employee Director Compensation Plan (NEDCP) provides incentives to non-employee members of Solutia's Board of Directors. The NEDCP authorizes up to 400,000 shares for grants of non-qualified stock options and for grants of deferred shares in payment of all or a portion of the annual retainer for the non-employee directors. Only treasury shares may be used. Under the NEDCP, the exercise price of a stock option must be no less than the fair market value of Solutia's common stock on the grant date and the term of any stock option granted under the plan may not exceed 10 years. At December 31, 1999, 274,995 shares of Solutia's common stock remained available for grants under the Plan. Shares covered by options granted, and deferred shares credited to non-employee directors' accounts, during 1999, 1998 and 1997 totaled 34,333, 16,000, and 74,672, respectively.
     Certain options granted under Monsanto's stock option plans (Monsanto options) to Solutia employees in 1997 prior to the spinoff were converted into Solutia options with adjustments to preserve their value. In addition, unexercised Monsanto options granted to Solutia and Monsanto employees prior to 1997 were converted into two awards, one based on Monsanto common stock and one based on Solutia common stock, with the same overall value at the time of the spinoff as the original Monsanto award.
     As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," Solutia has elected to continue following the guidance of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for Solutia's option plans. Had the determination of compensation cost for these plans been based on the fair value at the grant dates for awards under these plans, consistent with the method of

SFAS No. 123, Solutia's net income would have been reduced to the pro forma amounts indicated below:

                                                     1999              1998              1997
                                                    -----------------------------------------
NET INCOME:
As reported                                         $ 206             $ 249             $ 192
Pro forma                                             187               224               159

DILUTED EARNINGS PER SHARE:
As reported                                         $1.80             $2.03             $1.55
Pro forma                                            1.63              1.82              1.29

     Compensation expense resulting from the fair value method of SFAS No. 123 may not be representative of compensation expense to be incurred on a pro forma basis in future years.
     The fair value of each option grant is estimated on the date of grant by use of the Black-Scholes option-pricing model.
     The following weighted-average assumptions were used to calculate the expense attributable to Solutia for Monsanto options granted to Solutia employees in 1997:

                                                    1997
                                                    ----
Expected dividend yield                              0.3%
Expected volatility                                 27.0%
Risk-free interest rates                             6.3%
Expected option lives (years)                        4.0

     The following weighted-average assumptions were used for grants of Solutia options in 1999, 1998, and 1997:

                                                    1999              1998              1997
                                                    ----------------------------------------
Expected dividend yield                              0.2%              0.2%              0.2%
Expected volatility                                 34.0%             28.0%             25.0%
Risk-free interest rates                             6.0%              5.1%              5.9%
Expected option lives (years)                        5.0               5.0               4.0

     The weighted-average fair values of options granted during 1999, 1998, and 1997 were $8.05, $9.33, and $4.83 per share, respectively.
     A summary of the status of the Solutia's stock option plans for years ended December 31, 1999, and 1998, and the period subsequent to the spinoff through December 31, 1997, follows:

                                                                            Outstanding
                                                                 ---------------------------------
                                               Exercisable                        Weighted-Average
                                                 Shares            Shares          Exercise Price
                                               ---------------------------------------------------
September 1, 1997                              10,269,960        24,122,741            $13.48
                                               ---------------------------------------------------
Granted                                                           4,640,172             19.23
Exercised                                                          (752,102)             9.29
Expired                                                            (118,411)            16.32
                                               ---------------------------------------------------
DECEMBER 31, 1997                               9,517,858        27,892,400             14.53
                                               ---------------------------------------------------
Granted                                                             273,567             27.12
Exercised                                                        (1,833,225)            12.19
Expired                                                            (475,637)            16.22
                                               ---------------------------------------------------
DECEMBER 31, 1998                              17,116,842        25,875,105             14.79
                                               ---------------------------------------------------
Granted                                                           2,054,658             20.61
Exercised                                                          (678,710)            10.93
Expired                                                            (495,232)            18.43
                                               ---------------------------------------------------
DECEMBER 31, 1999                              18,852,246        26,737,821            $15.27
                                               ===================================================

    The following table summarizes information about stock options outstanding at December 31, 1999:

OPTIONS OUTSTANDING:

                                       Weighted-Average
   Range of                               Remaining            Weighted-Average
Exercise Prices        Shares          Contractual Life         Exercise Price
                     ----------------------------------------------------------
  $ 3 to  7           4,661,143           3.3 years                $ 5.87
    8 to 11              47,979           5.9 years                 10.12
   12 to 15           1,399,674           6.3 years                 12.60
   16 to 18          13,922,189           7.0 years                 16.44
   19 to 22           6,461,526           8.3 years                 19.70
   23 to 29             245,310           8.4 years                 27.62
                     ----------------------------------------------------------
  $ 3 to 29          26,737,821           6.7 years                $15.27
                     ==========================================================

OPTIONS EXERCISABLE:

   Range of                                               Weighted-Average
Exercise Prices                       Shares               Exercise Price
                                    --------------------------------------
  $ 3 to  7                          4,661,143                $ 5.87
    8 to 11                             47,979                 10.12
   12 to 15                          1,390,741                 12.59
   16 to 18                          9,354,897                 16.46
   19 to 22                          3,335,046                 19.32
   23 to 29                             62,440                 27.35
                                    --------------------------------------
  $ 3 to 29                         18,852,246                $14.08
                                    ======================================

14. CAPITAL STOCK

Solutia's Board of Directors declared a dividend of one preferred stock purchase right for each share of Solutia's common stock issued in the distribution of shares by Monsanto to its shareholders on the effective date of the spinoff and authorized the issuance of one right for each share of common stock issued after the effective date of the spinoff until the earlier of the date the rights become exercisable and the termination date of the rights plan. If a person or group acquires beneficial ownership of 20 percent or more, or announces a tender offer that would result in beneficial ownership of 20 percent or more, of Solutia's outstanding common stock, the rights become exercisable. Then, for every right held, the owner will be entitled to purchase one one-hundredth of a share of a series of preferred stock for $125. If Solutia is acquired in a business combination transaction while the rights are outstanding, for every right held, the holder will be entitled to purchase, for $125, common shares of the acquiring company having a market value of $250. In addition, if a person or group acquires beneficial ownership of 20 percent or more of Solutia's outstanding common stock, for every right held, the holder (other than such person or members of such group) will be entitled to purchase, for $125, a number of shares of Solutia's common stock having a market value of $250. Furthermore, at any time after a person or group acquires beneficial ownership of 20 percent or more (but less than 50 percent) of Solutia's outstanding common stock, Solutia's Board of Directors may, at its option, exchange part or all of the rights (other than rights held by the acquiring person or group) for shares of Solutia's common stock on a one-share-for-every-one-right basis. At any time prior to the acquisition of such a 20 percent position, Solutia can redeem each right for $0.01. The Board of Directors is also authorized to reduce the aforementioned 20 percent thresholds to not less than 10 percent. The rights expire in the year 2007.
     The company has 10 million shares of preferred stock, par value
$0.01 per share, authorized. As of December 31, 1999, there were no preferred shares issued or outstanding.

15. COMMITMENTS AND CONTINGENCIES

Commitments, principally in connection with uncompleted additions to property, were approximately $100 million at December 31, 1999. Solutia was contingently liable as a guarantor for bank loans totaling approximately $14 million at December 31, 1999. In addition, as of December 31, 1999, the company was contingently liable under letters of credit, primarily related to environmental remediation, totaling
$43 million. Solutia's future minimum payments under noncancelable operating leases and unconditional purchase obligations are $26 million for 2000, $22 million for 2001, $19 million for 2002, $52 million for 2003, $13 million for 2004, and $93 million thereafter.
     Solutia has entered into agreements with customers to supply a guaranteed quantity of certain products annually at prices specified in the agreements. In return, the customers have advanced funds to Solutia to cover the costs of expanding capacity to provide the guaranteed supply. Solutia has recorded the advances as deferred credits and amortizes the amounts to income as the customers purchase the products.
At December 31, 1999 and 1998, the unamortized deferred credits were approximately $183 million and $137 million, respectively.
     The more significant concentrations in Solutia's trade receivables at year-end were:


                                       1999              1998
                                       ----------------------
U.S. chemical industry                 $51               $55
U.S. carpet industry                    41                51
European glass industry                 50                36
European chemical industry              28                 -

   Management does not anticipate losses on its trade receivables in excess of established allowances.
   Solutia's Statement of Consolidated Financial Position included accrued liabilities of $201 million and $198 million at December 31, 1999 and 1998, respectively, for the remediation of identified waste disposal sites. Expenditures related to remediation activities were $22 million in 1999, $22 million in 1998, and $39 million in 1997. Solutia recorded charges against cost of goods sold of approximately $34 million
($22 million aftertax) in the fourth quarter of 1997 to increase its environmental reserves. This action was required in order to reflect revised estimates for changed circumstances relating to the ultimate outcome of previously known environmental matters. These revised estimates were based upon further discussions with environmental authorities and the availability of new information from recently completed environmental studies. These events and activities help to define better and to quantify the company's ultimate liability for these matters.
   Effective January 1, 1997, Solutia adopted SOP 96-1, "Environmental Remediation Liabilities." SOP 96-1 is the authoritative guidance regarding the recognition, measurement and disclosure of environmental remediation liabilities. A charge to cost of goods sold of approximately $10 million
($6 million aftertax) was recorded in the first quarter of 1997 associated with the adoption of SOP 96-1. The timing of this charge was predicated upon an application of SOP 96-1 in which liabilities arising under the Resource Conservation and Recovery Act (RCRA) should be recorded when a RCRA corrective measures study (CMS) is completed. Subsequently, Solutia reassessed its application of SOP 96-1 and concluded that these liabilities would be recorded over a continuum of events leading up to and including a CMS. As a result, Solutia recorded in the fourth quarter of 1997, additional charges against cost of goods sold of approximately $38 million ($24 million aftertax) associated with these RCRA environmental liabilities.
   Uncertainties related to all of Solutia's environmental liabilities include evolving government regulations, the method and extent of remediation, and future changes in technology. Because of these uncertainties, Solutia estimates that potential future expenses associated with these liabilities could be an additional $20 million to $30 million. Although the ultimate costs and results of remediation of contaminated sites cannot be predicted with certainty, they are not expected to have a material adverse effect on Solutia's consolidated financial position, liquidity, or profitability in any one year.
   During the first quarter of 1999, Solutia recorded a $29 million
($18 million aftertax) charge to cost of goods sold to increase reserves related to the anticipated settlement of two lawsuits brought against Monsanto, for which Solutia assumed responsibility in the 1997 spinoff from Monsanto, relating to the alleged discharge of polychlorinated biphenyls (PCBs) from the Anniston, Alabama, plant site, and to environmental remediation of the allegedly affected areas. The anticipated settlement of these cases provided information that allowed management to estimate more accurately its position with respect to such litigation.

   Monsanto is a party to a number of lawsuits and claims relating to Solutia, for which Solutia assumed responsibility in the spinoff. In addition, Solutia is also a named party in a number of lawsuits and claims directly. Solutia intends to defend all suits and claims vigorously. Such matters arise out of the normal course of business and relate to product liability; government regulation, including environmental issues; employee relations; and other issues. Certain of the lawsuits and claims seek damages in very large amounts. Although the results of litigation cannot be predicted with certainty, management's belief is that the final outcome of such litigation will not have a material adverse effect on Solutia's consolidated financial position, liquidity or profitability, as applicable, in any one year.

16. INTERCOMPANY TRANSACTIONS

Transactions with Monsanto before the spinoff, included in the Statement of Consolidated Income, are summarized as follows:

                                                      Year Ended
                                                   December 31, 1997
                                                   -----------------
Intercompany sales                                       $42
General and administrative services                       12
Interest expense                                          26

     Intercompany sales were made at Monsanto's established transfer prices. In addition, the costs for certain general and administrative services were allocated to Solutia. As further discussed in Note 1, Monsanto discontinued its allocation of the cost of general and administrative expenses to Solutia, effective April 1, 1997, as part of its plan for separation. Such expenses were specifically identified and segregated as part of Solutia's ongoing cost infrastructure. Interest expense charged to Solutia represents an allocation from Monsanto of its total interest expense.

17. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." SFAS No. 133 provides comprehensive and consistent standards for the recognition and measurement of derivative and hedging activities. It requires that derivatives be recorded on the Statement of Consolidated Financial Position at fair value. It also establishes criteria for hedges of changes in the fair value of assets, liabilities, or firm commitments, hedges of variable cash flows of forecasted transactions, and hedges of foreign currency exposures of net investments in foreign operations. Changes in the fair value of derivatives that do not meet the criteria for hedges would be recognized in the Statement of Consolidated Income. During June 1999, FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," to defer the effective date of SFAS No. 133 by one year. The standard will now be effective for Solutia as of January 1, 2001. Based on analyses performed to date, Solutia does not expect the adoption of SFAS No. 133 to have a material effect on its consolidated financial statements.

18. SUPPLEMENTAL DATA

Supplemental income statement data were:

                                                        1999              1998             1997
                                                        ----------------------------------------
Raw material and energy costs                           $984              $994            $1,102
Employee compensation and benefits                       728               757               746
Current income and other taxes                           166               176               149
Rent expense                                              26                26                28
Technological expenses:
  Research and development                                58                60                60
  Engineering, commercial development
  and patent                                              22                23                27
                                                        ----------------------------------------
Total technological expenses                              80                83                87
Interest expense:
  Total interest cost                                     53                49                49
  Less capitalized interest                               13                 6                 8
                                                        ----------------------------------------
Net interest expense                                      40                43                41

19. SEGMENT AND GEOGRAPHIC DATA

During December 1999, Solutia refined its management structure to align with its growth strategy. Solutia's management is now organized around four strategic business platforms: Performance Films, Resins and Additives, Specialties, and Integrated Nylon. Resins and Additives and Specialties have been aggregated into the Specialty Products reportable segment because of their similar economic characteristics, as well as their similar products and services, production processes, types of customers, and methods of distribution. Solutia's new reportable segments and representative products are as follows:

-----------------------------------------------------------------------------------------------
PERFORMANCE FILMS             SPECIALTY PRODUCTS              INTEGRATED NYLON
-----------------------------------------------------------------------------------------------
Saflex(R) plastic interlayer  Resins and additives,           Intermediate "building
                              including Alftalat(R)           block" chemicals
KeepSafe(R), Saflex           polyester resins, Resimene(R)
Inside(TM), and KeepSafe      and Maprenal(R) crosslinkers,   Merchant polymer and
Maximum(TM) glass for         Synthacryl(R) acrylic resins,   nylon extrusion polymers,
residential security and      and Alnovol(R) phenolic resins  including Vydyne(R) and Ascend(TM)
hurricane protection windows
                              Therminol(R) heat transfer      Carpet fibers, including
Llumar(R), Vista(R), and      fluids                          the Wear-Dated(R) and Ultron
Gila(R) professional and                                      VIP(R) brands
after-market window films     Dequest(R) water treatment
                              chemicals                       Industrial nylon fibers
Conductive and anti-
reflective coated films       Skydrol(R) hydraulic fluids     Acrilan(R) acrylic fibers
and deep-dyed films           and SkyKleen(R) cleaning        for apparel, upholstery
                              fluid for aviation              fabrics, craft yarns, and
Gelva(R) pressure-sensitive                                   other applications
adhesives                     Phosphorus-based
                              materials for food and
Santicizer(R) plasticizers    beverage ingredients,
and other polymer modifiers   personal care products,
                              industrial cleaners, and
                              fire retardants

     Internally, Solutia reports its financial results under the revised management structure. As required by Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," financial information for the years ended December 31, 1999, 1998 and 1997, that is included in this annual report has been restated to conform to the new segment structure.
     In April 1999, Solutia announced the agreement with FMC Corporation to form a joint venture to manufacture and market phosphorus chemicals. Solutia will contribute its phosphorus derivatives business and will hold a 50 percent ownership share. The formation of the joint venture is being reviewed by the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. It is expected that the joint venture will be consummated during the first half of 2000.
     Accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2. However, segment profit reflects only operating expenses that are directly attributable to the segment. Unallocated service costs are managed centrally and primarily include costs of technology, engineering, and manufacturing services that are provided to the segments. These amounts also include corporate administration costs. The company accounts for intersegment sales at agreed upon transfer prices. Intersegment sales are eliminated in consolidation. Segment assets consist primarily of customer receivables, finished goods inventories, and fixed assets directly associated with the production processes of the segment (direct fixed assets). Segment depreciation and amortization is based upon direct fixed assets. Unallocated assets consist primarily of goodwill, deferred taxes, certain investments in equity affiliates, and indirect fixed assets.
     Solutia's 1999, 1998, and 1997 segment information follows:

                                                                         Year Ended December 31,
                                    ----------------------------------------------------------------------------------------------
                                                1999                              1998                           1997
                                    ----------------------------     ----------------------------     ---------------------------
                                     Net     Intersegment             Net    Intersegment              Net  Intersegment
SEGMENT:                            Sales       Sales     Profit     Sales      Sales      Profit     Sales    Sales       Profit
                                    ----------------------------     ----------------------------     ---------------------------
Performance Films                   $  713       $ -      $ 189      $  614       $ -       $ 168     $  651     $  -       $ 177
Specialty Products                     615         2        159         613         3         152        635       13         137
Integrated Nylon                     1,508         4        289       1,613         4         376      1,699       10         350
                                    ----------------------------     ----------------------------     ---------------------------
SEGMENT TOTALS                       2,836         6        637       2,840         7         696      2,985       23         664
RECONCILIATION TO
 CONSOLIDATED TOTALS:
  Sales eliminations                    (6)       (6)                    (7)       (7)                   (23)     (23)
  Other revenues                         -                                2                                7
  Less unallocated service costs:
    Cost of goods sold                                     (124)                              (70)                           (148)
    Marketing, administrative and
    technological expenses                                 (216)                             (240)                           (226)
  Amortization expense                                       (3)                                -                               -
  Equity earnings from affiliates                            36                                25                              31
  Interest expense                                          (40)                              (43)                            (41)
  Other income (expense)-net                                 13                                 7                              10
CONSOLIDATED TOTALS:
                                    ----------------------           -----------------------          ----------------------
NET SALES                           $2,830       $ -                 $2,835       $ -                 $2,969     $  -
                                    ======================------     =======================-----     ======================-----
INCOME BEFORE INCOME TAXES                                $  303                            $ 375                           $ 290
                                                          ======                            =====                           =====

                                                                   Year Ended December 31,
                           ------------------------------------------------------------------------------------------------------
                                         1999                               1998                              1997
                           ---------------------------------  ---------------------------------  --------------------------------
                                                Depreciation                       Depreciation                      Depreciation
                                      Capital       and                  Capital       and                Capital         and
SEGMENT:                   Assets  Expenditures Amortization  Assets  Expenditures Amortization  Assets Expenditures Amortization
                           ---------------------------------  ---------------------------------  --------------------------------
Performance Films          $  538      $ 21        $ 30       $  376      $ 24        $ 27       $  358     $ 33         $ 30
Specialty Products            693         8          18          340        20          19          341       18           21
Integrated Nylon              991       189          57          890        81          56          873       87           52
                           ---------------------------------  ---------------------------------  --------------------------------
SEGMENT TOTALS              2,222       218         105        1,606       125         102        1,572      138          103
RECONCILIATION TO
 CONSOLIDATED TOTALS:
   Unallocated amounts      1,548        39          46        1,159        33          45        1,196       27           42
                           ---------------------------------  ---------------------------------  --------------------------------
CONSOLIDATED TOTALS        $3,770      $257        $151       $2,765      $158        $147       $2,768     $165         $145
                           =================================  =================================  ================================

Solutia's geographic information for 1999, 1998, and 1997 follows:


                                              Net Sales                                       Long-Lived Assets
                                ------------------------------------                        ---------------------
                                 1999           1998           1997                          1999           1998
                                ------------------------------------                        ---------------------
United States                   $1,992         $2,009         $2,030                        $1,001           $820
Other countries                    838            826            939                           315            124
                                ------------------------------------                        ---------------------
Consolidated totals             $2,830         $2,835         $2,969                        $1,316           $944
                                ====================================                        =====================

20. QUARTERLY DATA - UNAUDITED

                                               First         Second          Third         Fourth         Total
                                              Quarter        Quarter        Quarter        Quarter        Year
                                  -------------------------------------------------------------------------------
Net Sales                         1999        $   652        $   711       $    731       $    736       $  2,830
                                  1998            720            745            703            667          2,835

Gross Profit                      1999            105            193            183            171            652
                                  1998            187            206            188            169            750

Operating Income                  1999             26            102             94             72            294
                                  1998             99            115             95             77            386

Net Income                        1999             23             71             61             51            206
                                  1998             64             72             58             55            249

Basic Earnings per Share          1999           0.21           0.64           0.55           0.46           1.86
                                  1998           0.55           0.62           0.50           0.49           2.16

Diluted Earnings per Share        1999           0.20           0.61           0.53           0.46           1.80
                                  1998           0.51           0.58           0.47           0.46           2.03
Common Stock Price:
1999                              HIGH         24 3/8        26 5/16       22 15/16         18 7/8        26 5/16
                                   LOW         15 7/8        16 1/16         16 1/8         13 1/2         13 1/2

1998                              High             32        30 5/16       30 15/16         28 1/2             32
                                   Low        24 3/16        25 9/16         21 1/2       18 11/16       18 11/16

     Net income in the first quarter of 1999 includes aftertax charges of $18 million related to exiting Integrated Nylon's ammonia business, $4 million related to the write down of an Integrated Nylon bulk continuous filament spinning machine to fair value, and $18 million related to the anticipated settlement of certain property claims litigation involving the Anniston, Alabama, plant site.
     Net income in the second, third, and fourth quarters of 1998 includes aftertax reversals of excess restructuring reserves established in 1996 of $2 million, $2 million, and $2 million, respectively. In the third quarter of 1998, net income includes an aftertax charge of $3 million to reduce the carrying value of certain slow-moving inventories to their net realizable value. Net income for the fourth quarter of 1998 includes an aftertax charge of $4 million that was caused by losses on the disposition of certain nonsalable inventories.
     Under SFAS No. 128, "Earnings per Share," the quarterly and total year calculations of basic and diluted earnings per share are based on weighted average shares outstanding for that quarterly or total year period, respectively. As a result, the sum of diluted earnings per share for the quarterly periods may not equal total year earnings per share.

21. SUBSEQUENT EVENT

On February 14, 2000, Solutia completed the offering of euro 200 million of notes, due February 14, 2005. The notes are listed on the Luxembourg Stock Exchange and bear interest at 6.25 percent per year.